12025805

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For April 5, 2012

Commission File Number: ~~000-26424~~ 1-35455

SILVER STANDARD RESOURCES INC.

(Translation of registrant's name into English)

1400 - 999 West Hastings Street
Vancouver, British Columbia
Canada V6C 2W2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [x]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Silver Standard Resources Inc.
(Registrant)

Date: April 5, 2012

By: Signed: Kristen Riddell
Kristen Riddell
Title: Vice President, Corporate Secretary and General Counsel

SILVER STANDARD

SUBMITTED HEREWITH

Exhibits

Glossy Annual Report as at December 31, 2011 – paper copy.


2011 ANNUAL REPORT
RESOURCEFUL
SILVER STANDARD





WE'RE ONE OF THE PRINCIPAL SILVER PRODUCERS IN THE AMERICAS.

AND WE ARE READY TO GROW.

Strategy. Resources. Skill.

We are a silver mining company rich in resources. We have one of the largest open-pit silver mines in the Americas, a number of advanced development properties and a prospective exploration portfolio. We have built the technical, development and operating skills that will drive continued growth and performance for all stakeholders. We have a strong balance sheet that positions us for growth.



STRATEGIC PROPERTIES IN KEY AREAS

189

million ounces proven and probable reserves of silver

>8

million ounces of forecasted silver production in 2012

>10

million pounds of forecasted zinc production in 2012

OUR PORTFOLIO


Production
Development
Exploration

+400,000

hectares of exploration land



PERFORMANCE AT A GLANCE

Strong Financial Foundation*

Balance Sheet

Cash:
$329 million

Marketable Securities:
$336 million

Debt:
$138 million

Share Capital

Basic:
80.7 million shares

Fully Diluted:
82.8 million shares

* As of December 31, 2011.

2011 Highlights

- Strengthened Management and Technical Team with seasoned mine builders and operators

Pirquitas:
- Strong production in spite of +2 month plant shut down
- Achieved over 1.3 million man-hours without a lost time injury
- Discovered new resources in the Cortaderas Valley

Pitarrilla:
- $25 million investment to accelerate development
- Advanced permitting and construction of critical infrastructure

San Luis:
- Signed land use agreement with the Cochabamba Community
- Consolidated ownership interest of the project



2012 Priorities

- Delivering quarter-on-quarter performance from Pirquitas
- Advance Pitarrilla to a construction decision
- Moving San Luis forward
- Continue building our talent and capability

2012 Targets

- A mature production year at Pirquitas of 8.2 to 8.5 million ounces of silver
- Feasibility study and construction decision for Pitarrilla
- Add resource and reserves at Pirquitas
- Continuing exploration success

A DISCIPLINED APPROACH. STRICT REVIEWS.



This is our strategy to unlock value at Silver Standard. We intend to grow into a large-scale silver producer with multiple operations. We have prioritized projects in our ample inventory and are moving them through exploration and development. With one of the largest in-ground silver resources of any publically-traded primary silver company, we have options.



Chairman's Letter



2011, A PIVOTAL YEAR

In 2011, we built on the improvements we made in the previous year, resulting in increased production, stronger financial results and better execution of our strategy.

One key change made in 2010 was John Smith coming on board as CEO. John brings considerable operational experience from a major mining company. Under John's leadership, the Pirquitas mine was upgraded resulting in increased throughput and higher metal recovery. Joe Phillips joined us as Senior Vice President Operations and Development with considerable experience as a mine builder and operator throughout the Americas. Also added to the executive team were Ron Burk as Vice-President Exploration, Andrew Sharp as Vice-President Technical Services and, in January 2012, Greg Martin as Senior Vice-President and Chief Financial Officer. Ron has been with Silver Standard since 2004 as Chief Geologist and is deeply familiar with our property portfolio. Andrew has 25 years of experience in mine engineering and plant design. Greg brings to us extensive experience in mining finance having worked with companies in both the exploration and production stages. These additions to our team will help Silver Standard grow to its full potential as a silver miner with multiple mines.

Executing our strategy

Silver Standard has developed a very fortunate position with a solid cash position and an extensive development and exploration portfolio. We can control our own destiny and have a well-defined strategy in place to build value from our portfolio. A key feature of that strategy is to be flexible and deploy projects to achieve the best results for the company. In 2010, we sold two properties for $442 million. Last year we sold our Bowdens property in Australia for $71 million, which resulted in a pre-tax net gain of $51 million. This approach allows us to concentrate on advancing the most promising projects.

Corporate and social responsibility

As we grow the company, we will maintain our focus on protecting the welfare of our stakeholders – including our workforce, industry partners, and the communities where we operate – as well as the environment affected by our business activities. We take a long-term view that is reflected in the policies that guide our business decisions and a corporate culture that fosters safe and ethical behavior across all levels of the company.

A key factor in maintaining this corporate culture is communication with the communities where we operate. As well as providing employment, we work with them on local development projects that promote long-term economic and social benefits.

Pirquitas

- Over 90 percent of the local people available to work are employed at the mine, maintaining a high level of local employment
- We have worked with community leaders on road building, installation of heating for the local schools, establishment of medical facilities and small business development

San Luis

- Established a program of rotational employment
- Assisted with road construction, community development and health and education, including the donation of libraries
- Built water canals, reservoirs and pipelines in the five hamlets adjacent to our project, benefitting more than 400 families

Pitarrilla

- About two-thirds of the workforce is from the local area
- Improved local roads and conducted environmental workshops for schools
- Contributed materials to the local health centre
- Constructed a potable water line that connects to each house in Casas Blancas, a town near Pitarrilla

Our goal is to maintain programs that are mutually beneficial, transparent, and ongoing.

2012: a year for growth

In 2011, we improved our operations, advanced our exploration projects and enhanced our skillset. I am confident that we are a stronger company, well positioned to grow. I would like to thank the Board for their support of Silver Standard and the management and employees for their dedication to improving our performance.

PETER W. TOMSETT, CHAIRMAN OF THE BOARD

Corporate governance

As your Board, one way we support management and represent shareholders in building the performance of Silver Standard is by maintaining high standards of corporate governance. These include:

- Reviewing and approving strategic plans, programs and budgets;
- Monitoring the integrity of financial statements and compliance with legal and regulatory requirements;
- Monitoring and evaluating management performance, establishing compensation programs and succession planning and determining senior management compensation;
- Overseeing management's implementation of environmental, community and health and safety policies and programs;
- Assisting management in identifying principal business risks; and
- Ensuring that management implements the required systems and policies to manage our business in accordance with all regulatory requirements and in the best interests of our shareholders.

President's Letter

The intersection of attractive exploration and development projects, a skilled team, a rising precious metals market and a solid base of production provides a strong opportunity for Silver Standard, which positions us for growth. This past year was important for us as we put in place the components that will build this company into a large silver miner with multiple sources of production.

Optimizing Pirquitas

A significant accomplishment in 2011 was optimizing our Pirquitas mine for consistent period-over-period production. Our goal was to de-bottleneck, re-build and restructure the process from the original installation in order to exceed design capacity.

To achieve this we:

- Upgraded the performance of the tertiary crushing circuit;
- Rebuilt the main gearbox of the ball mill to operate at maximum capacity;
- Added to our mobile equipment fleet to increase mine-stripping capacity;
- Completed numerous operating improvements in our plant to increase capacity and improve product recovery; and
- Installed a rotary kiln to aid concentrate drying and improve the marketability of our products.

The end result of these improvements was increased efficiency, recovery and production. Even with the plant down time of 11 weeks, 2011 silver production of 7.1 million ounces was up 12 percent from 2010. Since December of 2011 the mill circuit has exceeded design rates and is averaging over 4,500 tonnes of ore per day with silver recoveries of over 78 percent.

In 2011, we sold 7,803 tonnes of silver concentrate, containing 4.8 million ounces of silver. We have retained a concentrate marketing consultant to review terms for our concentrate sales and have placed trial shipments of concentrate with smelters for evaluation. We have completed two long-term sales contracts and anticipate completing additional contracts with smelters later this year.

For 2012, we expect to produce between 8.2 and 8.5 million ounces of silver and 10.5 to 11.5 million pounds of zinc at Pirquitas.

There is also an upside to the exploration potential at Pirquitas. In 2011, we completed an extensive in-fill drilling program at our San Miguel open-pit and also drill-tested a target just north of the pit in the Cortaderas Valley. Nine of the drillholes at Cortaderas intersected breccia-hosted, relatively high-grade silver-zinc mineralization that forms part of a newly-defined inferred resource estimated to comprise seven million tonnes averaging 98.4 grams per tonne of silver and 2.3 percent zinc. We will continue drilling at Cortaderas this year to further delineate the resource and will be testing other recently identified targets proximal to the open-pit.

Advancing Pitarrilla

Our Pitarrilla property in Mexico has the potential to become a long-life mine with significant silver production. In 2012, we will make several advances towards building a mine. For mid-year, we are targeting the completion of a feasibility study that is to be followed by applications for construction permits in the second half of the year. The feasibility design is based on an open-pit mine and a 16,000 tonne per day plant producing silver doré bars and separate zinc and lead concentrates. We have also hired an experienced mine manager and a construction and development management team for the project.

With measured and indicated resources of over 655 million ounces of silver, 4.2 billion pounds of zinc and 1.9 billion pounds of lead, Pitarrilla has the potential to be a major contributor to our production in the coming years.

Gaining 100 percent ownership at San Luis

Our San Luis project in Peru currently contains proven and probable reserves of 0.29 million ounces of gold and 7.2 million ounces of silver. Last June we took complete control of the project when we purchased the 30 percent interest owned by our former joint venture partner. We are continuing to negotiate for long-term land access with local communities and are completing the Environmental Impact Study. We have already completed negotiations with Cochabamba, one of the two communities at San Luis. As we have previously reported, San Luis contains proven and probable reserves at a grade of 446.1 grams of silver per tonne and 18 grams of gold per tonne, totaling 7.21 million ounces of silver and 291 thousand ounces of gold. We also have 33,000 hectares to explore which we believe has the potential for additional epithermal gold deposits as well as porphyry-related copper mineralization. Once in production, San Luis will also be a valuable contributor to Silver Standard.

Other exploration properties

Several exploration targets backstop these producing and advanced properties. They are at various stages of maturity and will be assessed regularly to determine how to advance. We have budgeted over $25 million for exploration in 2012.

Solid financial results

From Pirquitas last year, Silver Standard received $148 million in revenue from the sale of 4.8 million ounces of silver and 12.4 million pounds of zinc. This compares to over $112 million in 2010 from the sale of 5.9 million ounces of silver. This 32 percent increase in revenue is the result of increased silver sale prices and the initiation of sales of zinc concentrate in 2011. The average weighted price of silver we sold in 2010 was $20.92 per ounce. In 2011, we sold silver for the average weighted price of $33.58 per ounce, an increase of 61 percent.

Net income in 2011 was $80 million ($1.00 per share) compared to $338 million ($4.34 per share) in 2010. Net income in 2010 was significantly higher due to the sale of the Snowfield and Brucejack projects. Silver Standard is well capitalized with cash and cash equivalents of $329 million. This strong cash position goes a long way to funding our development and exploration program.

Continuing focus on safety

Safety is a core value of Silver Standard and we are encouraging our people to be risk conscious not only in their working environment but also in their personal lives. We made good progress last year in improving our reporting and safety measurements throughout the organization. We are striving to increase our training and awareness at all levels with a focus on reducing High Potential risks and incidents.

Going forward

We made significant advances in 2011 and, in 2012, we will benefit from that work in increased production and further development of our properties. The continuing positive market trends for precious metals will maintain the strong demand and price levels for silver. As well, we now have the team in place, both on the ground and in management, with the right skills to grow value at Silver Standard.

JOHN SMITH, PRESIDENT AND CEO



ONE OF THE WORLD'S LARGEST PRIMARY SILVER OPEN-PIT MINES

Pirquitas

Pirquitas, in Argentina, is one of the largest primary silver open-pit mines in the world. Production has been optimized and we expect to produce 8.2 to 8.5 million ounces of silver in 2012, as well as 10.5 to 11.5 million pounds of zinc. We also have identified mineralized zones at Pirquitas that have the potential to increase the resource base. A 22,000-metre drilling program is planned for this year.

Key Mine Data

Operating Life	6.5 years
2011 Total Cash Cost	$20.93/ounce

	Silver (millions of ounces)	Zinc (millions of pounds)
Proven Reserves[1]	**57.2**	110.2
Probable Reserves[1]	**26.9**	114.6
Reserve Stockpiles[2]	**6.2**	34.4
Measured Resource[3]	**64.6**	135.7
Indicated Resource[3]	**82.9**	439.3
2012 Production Guidance	**8.2 to 8.5**	10.5 to 11.5

Measured and Indicated Resources are inclusive of Mineral Reserves.
1. $35.52/t NSR cut-off.
2. $15.00/t NSR cut-off.
3. 50g/t Ag cut-off.

GPS: MINA PIRQUITAS / LATITUDE : 22.96 SOUTH / LONGITUDE : 66.51 WEST





"PRODUCTION IS FLOWING SMOOTHLY NOW THAT WE HAVE REBUILT THE BALL MILL AT THE PIRQUITAS PLANT. COMBINED WITH COST CONTROL MEASURES, THE HIGHER MILLED TONNAGE THIS YEAR WILL IMPROVE OUR UNIT COST EFFICIENCY WHILE WE CONTINUE TO MAINTAIN OUR POSITIVE SAFETY AND ENVIRONMENTAL RECORD."

BRUCE KENNEDY, GENERAL MANAGER AT PIRQUITAS



A SIGNIFICANT SILVER RESOURCE DISCOVERED BY SILVER STANDARD

Pitarrilla

Pitarrilla is a large silver-lead-zinc deposit discovered in Durango, Mexico by Silver Standard in 2002. The project is located in the world's premier silver province, and has good access to water, power and skilled labour. In 2011 we completed extensive drilling that enhanced the definition of the oxidized silver resources in the near-surface, upper parts of the deposit. As well, some of the drillholes were completed for geotechnical and metallurgical information which, together with the additional assay data, is currently being used in mine and plant design work. As recently reported, measured and indicated resources at Pitarrilla contain more than 655 million ounces of silver. By the middle of this year, we expect to complete a full feasibility study for a large-scale, open-pit mining operation at Pitarrilla.



MINA PITARRILLA / LATITUDE : 25.42 NORTH / LONGITUDE : 105.00 WEST



"PITARRILLA ALONE IS A COMPANY-BUILDING DEPOSIT AND IT WILL MAKE AN IMPORTANT ADDITION TO OUR EXISTING PRODUCTION BASE. ITS DEVELOPMENT IS A TESTAMENT TO THE SKILL OF OUR EXPLORATION AND TECHNICAL TEAMS, AND THE CLOSE RELATIONS FORGED WITH OUR NEIGHBOURING COMMUNITIES."

ROBERT BYRD, COUNTRY MANAGER, MEXICO



400,000 HECTARES IN MAJOR SILVER DISTRICTS

Silver Standard has an extensive portfolio of mineral properties in the Americas with numerous high-potential exploration targets. Our strategy is to remain active on three to four projects at a time so that we have more flexibility in choosing which property to advance. We always keep our options open and will choose the best course of action, whether that be advancing the project ourselves, selling it or monetizing in some other way to provide the best value for our shareholders. Our 2012 budget for exploration expenditures is approximately $25 million.

Development Projects

SAN LUIS: A HIGH-GRADE GOLD AND SILVER PROJECT IN PERU

Sun Luis is located in central Peru about 25 kilometres northwest of Barrick Gold's Pierina gold mine. We have identified two high-grade gold and silver veins on the property with proven and probable reserves at a grade of 446.1 grams of silver per tonne and 18 grams of gold per tonne, totaling 7.21 million ounces of silver and 291 thousand ounces of gold. A 2010 feasibility study of San Luis recommends an underground mine producing an average of 1.9 million ounces of silver and 78,000 ounces of gold annually over a 3.5-year mine life. In 2012, we will continue to advance negotiations with the local communities and plan to complete an Environmental Impact Assessment. The San Luis property is large, comprising more than 33,000 hectares, and holds excellent potential for new mineral discoveries. This year we will be drill-testing a porphyry copper target as well as recently identified epithermal quartz veins for high-grade gold mineralization.

Key Mine Data

Estimated Mine Life	3.5 years
	(Ayelén Vein only)
Est. Annual Production	78,000 oz Au
	1.86M oz Ag
Projected Capital Cost	US$90.4M

	Silver (millions of ounces)	Gold (millions of ounces)
Proven Reserves[1]	1.1	0.05
Probable Reserves[1]	6.1	0.24
Measured Resource[1]	1.3	0.06
Indicated Resource[1]	7.7	0.29

Measured and Indicated Resources are inclusive of Mineral Reserves.
1. 6g/t Au equiv. cut-off.



Other Projects

Property	Location	Target
ADVANCED EXPLORATION		
San Agustin	Mexico	gold, silver, zinc
Diablillos	Argentina	silver, gold
EXPLORATION		
Berenguela	Peru	silver, copper, manganese
Challacollo	Chile	silver, lead, zinc
Maverick Springs	United States	silver
San Marcial	Mexico	silver, gold, lead, zinc
Candelaria	United States	silver
Sunrise Lake	Canada	silver, copper, zinc
Veta Colorada	Mexico	silver

Table 1. Mineral Reserves and Resources

(as of December 31st, 2011)	Location	Resource Category	Tonnes (millions)	Silver g/t	Gold g/t	Lead %	Zinc %	Tin %	Copper %	Silver Ounces (millions)	Gold Ounces (millions)
MINERAL RESERVES:											
Pirquitas	Argentina	Proven	9.80	180.8			0.51			57.2	
		Probable	5.00	168.4			1.04			26.9	
		Stockpiles	1.50	129.5			1.04			6.2	
Pitarrilla	Mexico	Probable	16.70	171.0		1.12	2.57			91.7	
San Luis	Peru	Proven	0.06	604.5	28.3					1.1	0.05
		Probable	0.45	426.2	16.7					6.1	0.24
MEASURED AND INDICATED MINERAL RESOURCES:											
Pirquitas	Argentina	Measured	12.9	155.3			0.48			64.6	
		Indicated	19.7	131.0			1.01			82.9	
Pitarrilla	Mexico	Measured*	23.00	86.7		0.67	1.14			64.2	
		Indicated*	222.00	82.9		0.31	0.73			591.5	
San Luis	Peru	Measured	0.06	757.6	34.3					1.3	0.06
		Indicated	0.43	555.0	20.8					7.6	0.29
Diablillos	Argentina	Indicated	21.60	111.0	0.9					77.1	0.64
San Agustin	Mexico	Indicated	121.00	12.3	0.4	0.06	0.49			47.8	1.59
Berenguela	Peru	Indicated	15.60	132.0					0.92	66.1	
Challacollo	Chile	Indicated	3.39	170.6						18.6	
Candelaria	U.S.	Measured	3.08	152.2	0.1					15.1	0.01
		Indicated	9.28	97.4	0.1					29.0	0.03
Maverick Springs (100% of Ag)	U.S.	Indicated	63.19	34.3						69.6	
Sunrise Lake	Canada	Indicated	1.52	262.0	0.7	2.39	5.99			12.8	0.03
INFERRED MINERAL RESOURCES:											
Pirquitas	Argentina	Inferred	7.00	99.7			2.90			22.6	
Pitarrilla	Mexico	Inferred*	31.30	64.7		0.18	0.44			65.0	
San Luis	Peru	Inferred	0.02	270.1	5.6					0.2	0.00
Diablillos	Argentina	Inferred	7.20	27.0	0.8					6.3	0.19
San Agustin	Mexico	Inferred	91.20	12.6	0.4	0.07	0.48			36.9	1.06
Berenguela	Peru	Inferred	6.00	111.7					0.74	21.6	
Challacollo	Chile	Inferred	4.57	160.7						23.6	
Candelaria	U.S.	Inferred	50.53	51.1	0.1					82.8	0.03
Maverick Springs (100% of Ag)	U.S.	Inferred	77.63	34.3						85.6	
San Marcial	Mexico	Inferred	2.31	191.8		0.32	0.66			14.3	
Sunrise Lake	Canada	Inferred	2.56	169.0	0.5	1.92	4.42			13.9	0.04

* Pitarrilla Mineral Resources are estimated as of January 31, 2012.

Notes to Mineral Reserves and Resources Table:

Table 1 has been prepared in accordance with National Instrument 43-101 and Companion Policy 43-101CP. All Mineral Resource estimates in the Measured and Indicated categories are reported inclusive of Mineral Reserve estimates. Mineral Reserve and Resource estimates were prepared by the Qualified Persons named below for the respective properties. Dr. Warwick Board, Ph.D. (Geology), P.Geo., who is a Qualified Person as defined under National Instrument 43-101, has reviewed and approved the contents of this table. All Technical Reports and News Releases referenced below are available on the Company's website at www.silverstandard.com.

Pirquitas
Mineral Reserve and Mineral Resource estimates shown in Table 1 are as at December 31, 2011. The Mineral Reserve estimates are presented at a cut-off of US$35.52 per tonne NSR, using US$25.00 per troy ounce silver, US$2,403.00 per tonne zinc, and recoveries that are unchanged to those shown in the "NI 43-101 Technical Report" dated December 23, 2011. Reported Mineral Resources are estimated below the as-mined surface as at December 31, 2011, and are presented inclusive of Mineral Reserves. Stockpile and mineralized waste data based on inclusion of mined material in Silver Standard's ore stockpile and marginal grade stockpiles as stated in the Company's Form 20F. The Mineral Resource estimates are reported using a cut-off grade of 50.0 grams per tonne silver. The Qualified Persons for the Pirquitas Mineral Reserve estimates are R. Bruce Kennedy, P. E., and Trevor Yeomans, P. Eng. The Qualified Person for the Pirquitas Mineral Resource estimates is Dr. Warwick Board, P. Geo. Please refer to the Company's Technical Report dated effective December 23, 2011, titled "NI 43-101 Technical Report on the Pirquitas Mine, Jujuy Province, Argentina", which is available on the Company's website.

Pitarrilla
Mineral Reserve estimates were generated for the underground sulphide deposit known as the Breccia Ridge Zone, as presented in the Company's Technical Report dated effective September 21, 2009, and titled "NI 43-101 Technical Report - Pitarrilla Property Pre-Feasibility Study". Mineral Reserves were estimated at a US$50.00 per tonne NSR cut-off using US$11.00 per troy ounce silver, US$0.50 per pound lead, and US$0.70 per pound zinc, and metal recoveries of 88.4% for silver, 89.6% for lead, and 93.2% for zinc. Mineral Resources for the Breccia Ridge Zone, on which the Mineral Reserves were based, were disclosed in the Company's Technical Report dated effective August 3, 2008, and titled "Technical Report and Resource Estimate on the La Pitarrilla Property, Breccia Ridge Deposit, Durango, Mexico". The Qualified Persons for the Breccia Ridge Zone Mineral Reserves and Mineral Resources are Jacqueline McAra, P. Eng., Marinus A. de Ruijter, P. Eng., Iouri Iakovlev, P. Eng., Hasan Ozturk, P. Eng., Miloje Vicentijevic, P. Eng., Peter Wells, P.SAIMM and Scott Cowie, MAusIMM. from Wardrop; Dr. Wayne D. Ewert, P. Geo., Tracy J. Armstrong, P. Geo, and Eugene Puritch, P. Eng. from P & E; Daniel Friedman, P. Eng. and Robert A. Mercer, P. Eng. from Knight Piesold. *Updated Mineral Resource estimates were prepared for the entire Pitarrilla Project (i.e., including the Breccia Ridge, Cordon Colorado, Peña Dike, Javelina Creek, and South Ridge Zones), and were disclosed in the Company's News Release dated February 27, 2012. The updated Mineral Resource estimates are reported at a 30.0 gram per tonne silver cut-off grade. The Qualified Person for the updated Pitarrilla Mineral Resources estimate is Dr. Warwick Board, Ph.D. (Geology), P.Geo.

San Luis
Mineral Reserve estimates are reported at a cut-off grade of 6.0 grams per tonne gold equivalent, based on US$800.00 per troy ounce gold, US$12.50 per troy ounce silver, and recoveries of 94% gold and 90% silver, as presented in the Company's Technical Report dated effective June 4, 2010, and titled "Technical Report for the San Luis Project Feasibility Study, Ancash Department, Peru". Mineral Resource estimates are reported at a cut-off grade of 6.0 grams per tonne gold equivalent, based on US$600.00 per troy ounce gold and US$9.25 per troy ounce silver, as presented in the Company's Technical Report dated effective January 9, 2009, and titled "Updated Mineral Resource Estimate, San Luis Project, Ancash Department, Peru". The Qualified Persons for the San Luis Mineral Reserve and Mineral Resource estimates are Christopher Edward Kaye, MAusIMM, Clinton Strachan, P.E., Steve L. Milne, P.E. Resources, Michael J. Lechner, P.Geo., Donald Earnest, P.G., and Robert Michael Robb, P.E. Reported Mineral Resources are presented inclusive of Mineral Reserves.

Diablillos
Mineral Resources are estimated at a cut-off grade of US$10.00 recovered metal value (RMV), using US$700 per troy ounce gold and US$11.00 per troy ounce silver, and recoveries of 65% gold and 40% silver, as presented in the Company's Technical Report dated effective July 27, 2009, and titled "Technical Report on the Diablillos Property – Salta and Catamarca Provinces, Argentina". The Qualified Persons for the Diablillos Mineral Resource estimates are J. Douglas Blanchflower, P. Geo. and Dr. Gilles Arseneau, P. Geo.

San Agustin
Mineral Resources are estimated at a cut-off grade of US$3.40 RMV for oxide material, and at a cut-off grade of US$6.25 RMV for sulphide material, using US$631.97 per troy ounce gold, US$11.63 per troy ounce silver, US$1.11 per pound zinc and US$0.78 per pound lead, and recoveries of 72% gold, 74% silver, 62% zinc, and 50% lead, as presented in the Company's Technical Report dated effective March 30, 2009, and titled "San Agustin Resource Estimate". The Qualified Person for the San Agustin Mineral Resource estimate is Dr. Gilles Arseneau, P. Geo.

Berenguela
Mineral Resources are estimated at a cut-off of 50 grams per tonne silver, as presented in the Company's Technical Report dated effective 26 October 2005, and titled "Technical Report on the Berenguela Property, South-central Peru". The Qualified Person for the Berenguela Mineral Resource estimate is James A. McCrea, P. Geo.

Challacollo
Mineral Resources are estimated using a cut-off of 50 grams per tonne silver, as disclosed in the Company's 20-F dated effective December 31, 2010. The Qualified Person for the Challacollo Mineral Resource estimate, dated September 17, 2003, is C.Stewart Wallis, P.G., P. Geo.

Candelaria
Mineral Resources are estimated using a cut-off of 0.5 troy ounces per ton soluble silver for the lode resources, and are inclusive of leach pad and low grade stockpile material, as presented in the Company's Technical Report dated effective May 24, 2001, and titled "Candelaria Project Technical Report". The Qualified Person for the Candelaria Mineral Resource estimate is Mark G. Stevens, P.G.

Maverick Springs
Mineral Resources are estimated using a cut-off of 1.0 troy ounce per ton silver equivalent, based on US$327.00 per troy ounce gold and US$4.77 per troy ounce silver, as per the Company's Technical Report dated effective April 13, 2004, and titled "Technical Report, Maverick Springs Project, Nevada, USA". Silver Standard controls 100% of contained silver resources and Allied Nevada Gold Corporation controls 100% of contained gold resources. The Qualified Person for the Maverick Springs Mineral Resource estimate is Neil R. Burns, P. Geo.

San Marcial
Mineral Resources are estimated using a cut-off of 30 grams per tonne silver, as per the Company's Technical Report dated effective October 15, 2002, and titled "Technical Report on the San Marcial Project". The Qualified Persons for the San Marcial Mineral Resource estimates are C. Stewart Wallis, P.G., P. Geo. and N. Eric Fier, C.P.G.

Sunrise Lake
Mineral Resources are estimated using a cut-off of 30 grams per tonne silver, as per the Company's Technical Report dated effective September 3, 2003, and titled "Report on the Sunrise Property, NWT". The qualified persons are Dr. William E. Roscoe, P. Eng., and C. Stewart Wallis, P.G., P.Geo.

JOHN SMITH, PRESIDENT AND CEO



Q&A

1. It's been about a year since you joined Silver Standard, what have you done differently?

When I joined, I quickly focused on what matters in building our company. Completing the Pretium transaction was important as it gave us a significant capital base we can use to expand our development portfolio. I also made sure we had quality people in key positions. This began with getting Joe Phillips on board on the operations side and building out the group with Bruce Kennedy, Trevor Yeomans, Andrew Sharp and Robert Byrd; all individuals with considerable experience and expertise. Focusing on Pirquitas and turning around the operations there has been an important success of this new team.

2. What is needed to ensure Pirquitas continues to produce to guidance?

Joe, Bruce and mine management have addressed the process issues, including a full rebuild of the gearbox at the ball mill. We have an experienced team that has been running the mine and mill efficiently. With the upgraded mill and new haul trucks, I'm confident that we have everything we need to maintain production at Pirquitas. In fact, our 2011 silver production was 12 percent higher than 2010, even with the 11 weeks of downtime we experienced.

3. Silver Standard has many projects in its portfolio, aren't these too many for an intermediate producer?

Multiple projects give us optionality where, as we advance a property, we can choose to proceed to building a mine or sell the property to add to our capital. It allows us to keep focused on our strategy and if one project is stuck for any reason, we can turn our attention to another to keep the momentum going. Silver Standard is not going to be a one-mine company and advancing multiple projects ensures that we will have diversified production.

4. What is your exploration focus for 2012?

We are focused on both brownfield and greenfield exploration in 2012. We have an active geophysical and drilling program at Pirquitas aimed at adding resources and ultimately reserves. We continue at Pitarrilla with geotechnical and metallurgical drilling as well as looking at the opportunity of expanding the 'oxide' silver resources within the pit shell. Greenfield activities are focused in Mexico, Argentina, Peru and the Southwestern U.S.A. In Peru we will focus on drilling out an area on the San Luis Project we refer to as the BP Zone. This copper target lies 4 kilometres southwest of the Ayelen Vein and is most likely related to a porphyry intrusion. In all, we will be active on 11 drilling programs throughout the Americas.

5. What is your outlook for the price of silver?

Silver, like gold, is set for continued growth as concerns about the world economy and geopolitical instability continue. Investors see precious metals as a safe haven. Silver also is an important industrial metal and is in high demand in the electronics industry. Considering these two growth drivers, we are bullish on silver whatever the economic outcome.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian securities laws (collectively, "forward-looking statements") related to the company and its operations and in particular the anticipated production and developments in our operations in future periods, our planned exploration, development and mining activities, the adequacy of our financial resources and other events or conditions that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed or further developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: uncertainty of production and cost estimates for the Pirquitas Mine; uncertainty of production at the Company's mineral exploration and development properties; risks and uncertainties associated with developing and exploring new mines including start-up delays; risks and hazards associated with the business of mineral exploration, development and mining (including operating in foreign jurisdictions, environmental hazards, industrial accidents, unusual or unexpected geological or structure formations, pressures, cave-ins and flooding); risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits; risks related to our ability to obtain adequate financing for our planned development activities and to complete further exploration programs; fluctuations in spot and forward markets for silver, gold and base metals and certain other commodities; risks related to obtaining long-term sales contracts or completing spot sales for our products; our history of losses and the potential for future losses; risks related to general economic conditions, including recent market and world events and conditions; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; relationships with and claims by local communities and indigenous populations; diminishing quantities or grades of mineral reserves as properties are mined; challenges to, or difficulty maintaining, our title to properties and continued ownership thereof; risks related to our covenants given with respect to our 4.5% convertible senior notes due 2028; differences in U.S. and Canadian practices for reporting mineral resources and reserves; changes in national and local legislation, taxation, controls or regulations and political or economic developments or changes in Canada, the United States, Argentina, Mexico, Peru or other countries where we holds assets or may carry on business; risks related to the delay in obtaining or failure to obtain required permits, or non-compliance with permits we have obtained; increased costs and restrictions on operations due to compliance with environmental laws and regulations; regulations and pending legislation governing issues involving climate change, as well as the physical impacts of climate change; risks related to reclamation activities on our properties; uncertainties related to title to our mineral properties and the surface rights thereon, including our ability to acquire, or economically acquire, the surface rights to certain of our exploration and development projects; our ability to successfully acquire additional commercially mineable mineral rights; risks related to currency fluctuations (such as the Argentine peso, Peruvian sol and Mexican peso); increased costs affecting the mining industry, including the current high rate of inflation in Argentina; increased competition in the mining industry for properties, qualified personnel and management; risks related to some of our directors' and officers' involvement with other natural resource companies; the future value of Pretium's shares and our ability to attract and retain qualified personnel and management to grow our business; risks related to estimates of future income tax assets and liabilities; risks related to claims and legal proceedings; our ability to maintain adequate internal control over financial reporting; our ability to monetize the full value of our interest in Pretium; and those factors identified under the heading "Risk Factors" in our most recent Form 20-F and Annual Information Form filed with the United States Securities and Exchange Commission (the "SEC") and Canadian and Provincial securities regulatory authorities.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this Annual Report under the heading "Other Risks and Uncertainties" and elsewhere in this Annual Report and in the documents incorporated by reference herein. Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

All figures are in U.S. dollars unless otherwise noted.

MANAGEMENT'S DISCUSSION & ANALYSIS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2011

This Management's Discussion and Analysis ("MD&A") is intended to supplement the audited consolidated financial statements of Silver Standard Resources Inc. ("Silver Standard" or "the Company") for the year ended December 31, 2011, and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards ("IFRS"). The Company adopted IFRS on January 1, 2011 with a transition date of January 1, 2010. Full disclosure of the Company's IFRS accounting policies and a reconciliation of the previously disclosed opening balance sheet prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") to IFRS is set out in notes 2 and 26 to the audited consolidated financial statements.

The Company's 2010 comparative financial information in this MD&A have been restated and are presented in accordance with IFRS, but 2009 comparative financial information has not been restated. All figures are expressed in U.S. dollars except where otherwise indicated. This MD&A has been prepared as of March 11, 2012, and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2011. Unless otherwise stated all currency amounts are presented in U.S. dollars.

Additional information relating to the Company, including the most recent Form 20-F and the Annual Information Form, are available on SEDAR at www.sedar.com, and on the EDGAR section of the SEC website at www.sec.gov.

This MD&A contains "forward-looking statements" that are subject to risk factors set out in a cautionary note contained in item 18 herein. The Company uses certain non-GAAP financial measures in this MD&A. For a description of each of the non-GAAP financial measures used in this MD&A please see the discussion under 'Non-GAAP Financial Measures' in item 14 of this MD&A. The Company changed its presentation of costs per ounce during 2011 in line with the newly-endorsed production cost guidance provided by The Silver Institute.

1. 2011 HIGHLIGHTS

- Silver production of 7.1 million ounces in 2011 compared to 6.3 million ounces in 2010, an increase of 12%.
- Net income of $80.1 million or $1.00 per share.
- Operational improvements at the Pirquitas silver mine in Argentina to position the mine for consistent period-on-period production performance.
- Monetized approximately one-third of the Company's shareholding in Pretium Resources Inc. ("Pretium") for $130 million, while retaining an interest with a market value at February 29, 2012 in excess of $400 million.
- Consolidated the Company's ownership interest in the high-grade gold and silver San Luis project in Peru.
- Completed the sale of the Bowdens project in Australia for $70 million.
- Accelerated the feasibility study on the Pitarrilla project in Mexico towards completion in mid-2012.
- Strengthened and enhanced the senior management team and technical capability with several appointments.
- In the Cortaderas area at the Pirquitas mine, intersected high-grade silver and zinc mineralization, including 218 meters of 477.3 g/t silver and 7.97% Zn (DDH-214), in and around a breccia body to the north of the current open-pit, resulting in the establishment of a new Inferred mineral resource estimate of 22.5 million ounces of contained silver.

2. OUTLOOK

This section of the MD&A provides management's production and cost estimates for 2012. Major capital and exploration expenditures are also discussed. These are "forward-looking statements" and subject to the cautionary note regarding the risks associated with forward-looking statements contained in item 18 herein.

Estimates of future production and costs are prepared based on the mine plan and the expected method by which the Company will mine reserves at Pirquitas. Actual silver and zinc production may vary from these estimates due to a number of operational factors, including whether the volume and/or grade of ore mined differs from estimates which could occur because of changing mining rates, varying metallurgical or other ore characteristics and/or short term mining conditions that require mining in different areas of the mine or suspension of activities due to maintenance issues. Mining rates are also subject to non-operational risks and risks and hazards including natural phenomena, such as inclement weather conditions, as further described in the section 'Other Risks and Uncertainties' contained in item 11 in this MD&A.

On January 12, 2012, the Company provided production guidance of between 8.2 and 8.5 million ounces of silver in 2012. For the year ending December 31, 2012 direct mining costs are anticipated to be approximately $11.85 per ounce of silver based on direct mining costs of $100.8 million.

The regulatory environment within Argentina has been subject to recent changes enacted by the Government including modifications to export revenue repatriation, importation regulations for goods and services and the removal of subsidies provided for fuel and natural gas products. Additionally, recent labour negotiations within the industry indicate labour inflation is likely to continue at elevated levels. The Company continues to assess the overall impact of these items on its operations and Argentine peso denominated operating costs and on the foreign exchange rate as items translate into US dollars, the Company's reporting currency.

Direct mining cost per ounce is a non-GAAP financial measure. Please see the discussion under 'Non-GAAP Financial Measures' in item 14 of this MD&A. Please note the Company changed its presentation of costs per ounce during 2011 in line with the newly-endorsed production cost guidance provided by The Silver Institute.

The Company also expects to produce between 10.5 and 11.5 million pounds of zinc in 2012.

In addition, the Company anticipates that capital expenditures in 2012 at the Pirquitas mine will approximate $19 million and exploration expenditures at ten properties will be more than $25 million, the majority of which will be capitalized. Expenditure for the completion of the feasibility study at Pitarrilla by mid-2012 and further work on access roads, water wells, the operations camp and supporting administration are expected to be approximately $30 million. If the feasibility study results in a positive construction decision, the Company's capital expenditure requirements will increase materially in late 2012 and for the next several years.

3. BUSINESS OVERVIEW

Silver Standard is engaged in the exploration, development and production of silver-dominant mineral properties located in the Americas.

The Company's strategic focus is to optimize production of silver from the Pirquitas mine and to advance other principal development and exploration projects, including Pitarrilla, San Luis, Diablillos and San Agustin. The Company has a large in-ground silver position and looks to exploit this for the benefit of the Company's shareholders. Certain projects also contain significant gold and base metals. The Company's future growth will be primarily driven through the development of core projects, while monetizing other non-core projects to support funding requirements.

2011 was a volatile year for equity and financial markets globally. Significant sell-offs were evidenced in July and August as the U.S. sovereign debt downgrade was pending and the European sovereign debt situation worsened. Equity markets did recover somewhat and were led by the U.S. Dow Jones Index. Central banks around the world, including China and many European banks, acted in concert with the Americans to lower interest rates as the year progressed.

This volatile economic environment has been supportive for the silver price and helped drive silver to a record high of $48.70 per ounce at the end of April before a sharp price reduction. Price increases through the summer saw the silver price back in the $40 per ounce range, but concerns over the world economic outlook in September resulted in prices declining to the low $30 per ounce range. The silver price has been more stable since then and closed the year at $28.18 per ounce. Silver has maintained its status as a "safe haven asset" and a component of asset portfolios around the world.

The Company realized an average silver price of $33.58 per ounce on deliveries during 2011, compared to $20.92 per ounce in 2010.

The stronger price environment enabled the Company to increase revenues by 32% compared to 2010 despite sales volumes being lower, as a result of the Company terminating its long-term sales contract in the third quarter of 2011.

Two significant events impacted Pirquitas during 2011. Firstly, the replacement time for delivery of the ball mill gearbox significantly impacted operations. The Company believes, however, that during the year significant progress was made improving the infrastructure, systems and processes for future operations at Pirquitas. The primary crushing capacity was increased and the ball mill refurbished. Cost initiatives have also been implemented to lower costs where possible and offset the risk of inflationary pressures. Despite the ball mill not being operational for over two months of the year, production of 7.1 million ounces of silver exceeded 2010 by 12%.

Secondly, a reduction to the estimated mineral reserves at Pirquitas has now been incorporated into the mine plan and shortened the mine life. However, this had no significant impact on the Company's financial results for 2011. In addition, the Company believes the exploration potential at Pirquitas is significant and has planned an extensive drilling program for 2012.

The Company concluded 2,000 tonnes of spot sales of silver concentrate during the fourth quarter of 2011 (of which 1,000 tonnes was delivered before the year-end), and announced on February 14, 2012 that it had committed an additional 6,000 tonnes of silver concentrate to various customers for delivery in the first half of 2012. In addition to the spot sales, trial shipments totaling 500 tonnes of silver concentrate are at various stages of evaluation with potential customers, and these trials are part of longer term contract negotiations. This committed tonnage goes a long way toward reducing the inventory which had accumulated during the year, and current deliveries are expected to be in a strong price environment.

The Company also completed significant transactions in the year; acquiring the remaining 30% interest in the San Luis project, monetizing the non-core Bowdens project for $70 million, and monetizing a significant amount of value from the investment in Pretium by selling approximately one-third for $130 million. The market value of the Company's investment in Pretium at the year-end was in excess of $300 million.

Exploration remains important for the Company and during 2011 $36 million was spent, primarily at the development projects of Pitarrilla in Mexico and San Luis in Peru.

Through 2011 the Company accelerated the Pitarrilla project in Mexico. In the third quarter the Board of Directors committed significant funds for completion of a feasibility study by the middle of 2012, and for commencement of infrastructure construction, such as the operations camp, access roads and water wells. The Company has also been building the management team to advance this project.

4. RESULTS OF OPERATIONS

Pirquitas Mine, Argentina

Operating data	Q1	Q2	Q3	Q4	**Total 2011**	Total 2010
Tonnes milled (kt)	308	295	245	241	**1,089**	1,255
Silver mill feed grades (g/t)	233	261	250	274	**253**	233
Silver recoveries (%)	73.6	80.0	82.9	82.4	**79.5**	65.2
Silver (ounces)						
– produced	1,697,294	1,975,616	1,631,281	1,751,398	**7,055,589**	6,302,140
– sold	2,053,573	1,569,698	707,202	515,124	**4,845,597**	5,936,657
Average realized silver price ($/oz)	30.44	38.54	39.88	33.42	**33.58**	20.92
Average London spot silver price ($/oz)	31.66	38.17	38.79	31.87	**35.11**	20.16
Direct mining cost ($/oz)(1)	12.26	11.57	16.20	14.97	**13.65**	12.19
Total cash cost ($/oz)(1)	23.23	22.06	20.60	17.72	**20.93**	18.03
Total production cost ($/oz) (1)	26.99	25.26	24.55	24.68	**25.37**	22.14
Financial Data ($000s)						
Revenue	60,053	47,271	26,152	14,369	**147,845**	112,256
Income (loss) from mine operations	27,859	15,838	11,492	(3,270)	**51,919**	14,134

(1) The Company reports non-GAAP cost per ounce of silver produced to manage and evaluate operating performance at the Pirquitas mine. For a better understanding and a reconciliation of these measures to cost of sales, as shown in the Company's Consolidated Statement of Income please refer to 'Non-GAAP Financial Measures' in item 14 of this MD&A.

Mine production

The Pirquitas mine produced 7.1 million ounces of silver during 2011 compared with 6.3 million ounces in 2010. Although production was 12% higher than in 2010, 2011 production was negatively impacted by over two months of production downtime due to installing additional crushing capacity, and operating for most of the year with a damaged ball mill gearbox. The gearbox has now been completely rebuilt to nearly-new condition, and the mill recommenced operating in early November 2011. A spare gearbox from Europe is due to arrive in March 2012 and the Company has purchased a spare ball mill ring gear with expected delivery towards the end of 2012. Since the mill has been back in operation, it has exceeded design rates and production volumes have been strong.

Operations were also impacted by import restrictions imposed by the Argentine government on all industries, including mining. The restrictions make the timely sourcing of spare and replacement parts challenging as many necessary mining-related parts are not readily available at the required quality or specifications in Argentina. Import restrictions therefore result in lower equipment availability and additional maintenance costs. Most significantly impacted was the operation of the jig circuit. Loading, drilling and haulage equipment availabilities were also impacted.

During the year, 1.1 million tonnes of ore were processed at an average milling rate of 2,983 tonnes per day, compared to 1.3 million tonnes at an average of 3,439 tonnes per day in 2010. The reduced tonnage processed during 2011 was due to the aforementioned ball mill shutdowns, however, the average milling rate during 2011 per operating day was in excess of 3,600 tonnes per day.

Ore milled during 2011 contained an average silver grade of 253 g/t and an average silver recovery of 79.5% was achieved. This was a significant improvement compared to a silver grade of 233 g/t and recovery of 65.2% in 2010. The better silver recovery achieved during 2011 was due principally to improvements in the consistency of feed and continuous improvements to the crushing and flotation circuits.

The mine produced a total of 10.1 million pounds of zinc in 2011 which met guidance and resulted from milling higher grades and achieving better recovery than planned. There was no zinc production in 2010 as the zinc circuit was not commissioned until the start of 2011.

Mine operating costs

Direct mining cost per ounce, total cash cost per ounce and total production cost per ounce are non-GAAP financial measures. Please see the discussion under 'Non-GAAP Financial Measures' in item 14 of this MD&A.

During 2011, the Company adopted The Silver Institute's presentation guidance for production costs. This disclosure guidance differed from the Company's previous methodology; previous disclosures have therefore been restated to conform to the amended presentation.

Direct mining costs in 2011 were $13.65 per ounce of silver compared to $12.19 per ounce in 2010. The increase in unit cost in 2011 versus 2010 was primarily driven by inflationary pressures on local labour costs and catering, repairs and maintenance costs related to the primary crusher and the refurbishment of the ball mill gearbox, additional maintenance costs and external costs associated with the import restrictions, and expenditures incurred to improve the long-term production efficiency of the facility.

Total cash cost in 2011, which includes by-product credits, treatment and refining costs, royalties and production taxes, was $20.93 per ounce of silver compared to $18.03 per ounce of silver in 2010. Treatment and refining costs, as well as royalties and production taxes all vary as a function of sales prices and are recorded for the actual ounces of silver sold. Consequently, on a per ounce basis, the variability in total cash cost from period to period is partially due to sales prices and the difference between production and sales volumes. The higher incremental per ounce impact of these costs in 2011 compared with 2010 is due primarily to higher prices achieved for sales in the current year.

Total production cost, which includes depreciation and amortization, was $25.37 per ounce in 2011 compared to $22.14 in 2010. The depreciation and amortization costs are largely similar on a per ounce basis, although these costs were impacted in the fourth quarter of 2011 following the reduction of mineral reserves at Pirquitas which increased the depreciation charges on certain assets.

Pirquitas Mineral Resources and Reserve

As part of the Company's ongoing production to mineral reserve reconciliation and mine planning, and to delineate the deposit in greater detail for the mine's mineral resources and mineral reserve estimates, the Company undertook a comprehensive drilling campaign between the fourth quarter of 2010 and September 2011. Assay results from these drill-holes were utilized by the Company's Qualified Persons ("QPs") to complete advanced modeling of the deposit's mineral resource and mineral reserve estimates. The results of this work were included in the National Instrument 43-101 ("NI 43-101") technical report that was filed on SEDAR on December 23, 2011. As of December 31, 2011, the mineral reserves of 16.3 million tonnes averaged 172.3 g/t of silver and 0.72% zinc, for approximately 90.3 million ounces of contained silver and 259 million pounds of contained zinc.

Exploration drilling program

In addition to the comprehensive in-fill drilling program that was completed in 2011 in the area of the San Miguel open-pit, the Company diamond drilled 1,837 meters at an exploration target located just 200 meters north of the pit in the Cortaderas Valley. The main target at Cortaderas consists of a steeply-plunging breccia body where the breccia matrix is composed of silver-bearing iron and zinc sulphide mineralization and sulfide-rich, vein-hosted mineralization was intersected by drill-holes in the vicinity of the above-mentioned breccia body. To date, nine relatively closely-spaced drill-holes have intersected the mineralized breccia body. The results from this drilling were encouraging and based on the drilling completed, the Company estimated an Inferred mineral resource for the breccia of 7.0 million tonnes averaging 98.4 g/t silver and 2.3% zinc, for approximately 22.5 million ounces of contained silver and 360.1 million pounds of contained zinc, at a 50 g/t silver cut-off grade. Additional drilling is planned in the first half of 2012 to further define and delineate this resource.

Fiscal stability agreement and regulatory environment

The Pirquitas mine has a fiscal stability agreement with the government of Argentina dating from 1998. In 2002, the government of Argentina implemented an export duty on concentrates that did not apply to companies with pre-existing fiscal stability agreements. In December 2007 the National Customs Authority of Argentina levied an export duty of approximately 10% from concentrates for projects with fiscal stability agreements pre-dating 2002. The Company has been advised that Pirquitas is subject to this export duty despite contrary rights detailed under the 1998 fiscal stability agreement. The legality of the export duty applied to silver concentrates has been challenged and is currently under review by the court in Argentina. In July 2010, the Company filed a claim in the provincial court for repayment of export duties paid on silver concentrates, and for an order to cease payment of the export duty until the matter has been decided by the court. An order was granted effective September 29, 2010 to cease payment of the export duty on silver concentrates pending the decision of the courts, and in April 2011 a government appeal against this order was denied.

As of December 31, 2011, the Pirquitas mine has paid $6.6 million in export duties against which it has filed for recovery. In accordance with the order to cease payment the Company has not been paying export duties on silver concentrate but continues to accrue duties in full until the outcome of the claim is known with certainty. At December 31, 2011, the Company had accrued a liability totaling $13.1 million, with a corresponding impact on cost of sales in the relevant period. If this export duty is successfully overturned the benefit will be recognized in the Consolidated Statement of Income for the full amount of paid and unpaid duty in the period recovery becomes virtually certain.

On October 26, 2011, the Argentina government announced a decree that requires all funds from mining export sales to be repatriated to Argentina and converted into Argentina Pesos within the Sole Foreign Exchange Market in Argentina, and each transfer is subject to a 0.6% transfer tax. The mining industry had previously been exempted from this tax. Although the aforementioned fiscal stability agreement also includes stability over foreign exchange controls, the government removed such benefits with this decree. The Company will comply with all laws and regulations, and is monitoring the situation closely. The impact of the transfer tax should not have a material impact on the Company.

5. REVIEW OF PROJECTS

Pitarrilla, Mexico

A total of $18.2 million was spent during 2011 at the wholly-owned Pitarrilla project located in the state of Durango, Mexico compared to $17.7 million in 2010.

During the year a campaign of diamond drilling was conducted, with 83 boreholes and a total of 13,867 meters being drilled. This drilling program was designed to provide in-fill assay data for an enhanced estimate of the project's 'oxide' silver mineral resource as well as geotechnical and metallurgical information that will be used for mine design and optimization. This drilling work is the basis for a feasibility study which is scheduled to be completed in the middle of 2012.

A scoping level evaluation indicates the optimum project will be a large open pit mine. Plant facilities are expected to target 16,000 tonnes per day and include a milling circuit, an agitated leach circuit and a flotation circuit. These facilities are expected to produce silver doré and separate lead and zinc concentrates containing payable silver.

The design of the open pit is expected to start in the upper and mid-level oxide and transitional ores and then extend into the higher grade sulfide ores in the heart of the deposit in the basal conglomerate zone and finally bottom out in the upper levels of sulfide mineralization in sedimentary structures below the conglomerate. This mining operation will leave intact, the middle and lower zones of the sedimentary structures for subsequent potential underground mining.

The Environmental Impact Assessment ("EIA") process is currently scheduled to be completed with a construction permit application in the third quarter of 2012. Land access rights are being secured and construction has commenced for the operations camp, water wells and access roads.

In March 2012, the Company plans to commence the latest phase of in-fill and brownfields drilling. This diamond drill program of approximately 8,300 meters has the objective of expanding the near-surface oxide mineralization at the Breccia Ridge and South Ridge zones. In addition, metallurgical testing is underway to optimize metal recoveries from oxide and sulfide mineralization. Where possible, results of the drilling and metallurgical studies will be included in the Pitarrilla feasibility study.

The Company also continues to build management and technical capability, notably with the recruitment of a new country manager and a project manager.

The Company updated the mineral resources at Pitarrilla as of January 31, 2012, as announced in the Company's news release on February 27, 2012, and the project currently comprises Measured and Indicated mineral resources of 245.0 million tonnes containing 655.7 million ounces of silver averaging 83.3 g/t and Inferred mineral resources of 31.3 million tonnes containing 65.0 million ounces of silver averaging 64.7 g/t, at a 30 g/t silver cut-off grade. The project also contains Measured and Indicated mineral resources of 4 billion pounds of zinc and 2 billion pounds of lead.

San Luis, Peru

A total of $5.6 million was spent during 2011 at the now wholly-owned San Luis project in Peru compared to $6.4 million in 2010. On July 28, 2011, the Company acquired the remaining 30% interest in the San Luis project from the Company's former joint venture partner, Esperanza Resources Corp. ("Esperanza"). Under the terms of the agreement, the Company paid $17.9 million in cash, transferred to Esperanza the 6.5 million shares of Esperanza that the Company owned, and granted to Esperanza a 1% net smelter return royalty on future revenues earned from the project.

Long-term land access negotiations continued with two local communities, one agreement being completed and one ongoing, and work also continued on completing the required Environmental Impact Study ("EIS"). The completion of the land access agreements and approval of the EIS will enable a construction decision to be made.

During the year, mineral prospecting on the property resulted in the discovery of a set of northwesterly trending quartz veins which were tested for their precious metal content with the collection of 265 rock-chip samples. Assay results for these samples indicate sections of these veins are significantly mineralized with gold and require further assessment by diamond drilling. In addition, the Company contracted an external consultant to examine and assess the potential of the BP Zone. This zone of widespread hydrothermal alteration and base metal mineralization is centered about 4 kilometers southwest of the Ayelen vein-hosted gold-silver deposit. It was concluded that the alteration and mineralization found at the BP Zone is most likely related to a porphyry intrusion and warrants additional drill-testing. Exploration programs to further evaluate the epithermal gold and porphyry copper targets are planned.

The San Luis project comprises Proven and Probable Mineral Reserves of 0.5 million tonnes containing 7.2 million ounces of silver averaging 446 g/t and 0.29 million ounces of gold averaging 18 g/t. These mineral reserves are 100% attributable to the Company as of July 28, 2011, following its consolidation of ownership.

Diablillos, Argentina

A total of $2.6 million was spent during 2011 at the Company's wholly-owned Diablillos project (which is located 275 kilometers south of the Pirquitas Mine in northwestern Argentina) compared to $2.2 million in 2010.

Expenditures primarily included administrative, property taxes and camp maintenance costs. Fieldwork mainly comprised rock sampling to identify satellite zones of near-surface oxidized gold mineralization that would complement the resources defined in the main Oculto silver-gold deposit. A number of prospects were identified for follow-up mechanized trenching and additional sampling and several of these targets will be drilled in 2012 with shallow boreholes.

The Oculto deposit at the Diablillos project has an Indicated mineral resource of 21.6 tonnes containing 77.1 million ounces of silver averaging 111 g/t and 0.64 million ounces of gold averaging 0.9 g/t, with additional Inferred mineral resources of 7.2 million tonnes containing 6.3 million ounces of silver averaging 27 g/t and 0.19 million ounces of gold averaging 0.8 g/t.

San Agustin, Mexico

A total of $0.6 million was spent during 2011 at the Company's wholly-owned San Agustin project located in Durango State, Mexico compared to $1.1 million spent in the prior year. Most of the expenditure was incurred as property holding costs and other administrative expenses.

Advanced negotiations were conducted during the year with three parties that control the property surface rights. Once land access agreements are in place, a 5,000 meter diamond drilling program will be initiated. The objective of the drilling program will be to expand the near-surface oxidized gold resource. In addition to the proposed program of in-fill drilling, detailed metallurgical studies will also be undertaken and will focus on gold recovery characteristics of the oxide gold mineralization.

The San Agustin project currently comprises an Indicated mineral resource of 121 million tonnes containing 47.8 million ounces of silver averaging 12.3 g/t and 1.59 million ounces of gold averaging 0.41 g/t, along with an Inferred mineral resource of 91.2 million tonnes containing 36.9 million ounces of silver averaging 12.6 g/t and 1.06 million ounces of gold averaging 0.36 g/t.

Nazas, Mexico

A total of $4.4 million was spent during 2011 at the Company's wholly-owned Nazas project located in Durango State, Mexico compared to $1.3 million during 2010.

Nazas, which until recently comprised three contiguous mineral properties covering approximately 236 square kilometers, is centered about 16 kilometers east of the Pitarrilla project and covers an extensive system of gold- and silver-bearing quartz veins and related hydrothermal alteration. Several of these vein targets have now been tested, with approximately 12,587 meters being drilled from 22 boreholes during 2011. Early in the campaign, drill-holes intersected gold mineralization in epithermal quartz veining that prompted the addition of seven holes to the original program.

During the fourth quarter of 2011, however, the Company elected not to continue its option to purchase the Navidad claim group at the center of the Nazas project area and expensed previously capitalized exploration costs of $4.5 million. Although mineralization was encountered, assay results were inadequate to justify the high costs to maintain the option. Notwithstanding the decision on the Navidad claim group, the geological information provided by this year's drilling campaign will be utilized in the planning of future drilling on the other two Nazas properties. The goal at Nazas continues to be the discovery of precious metal-rich polymetallic mineralization.

6. SUMMARIZED ANNUAL FINANCIAL RESULTS

The following table sets out selected annual financial results[1];

			Years ended December 31
	2011	2010	2009
	$000s	$000s	$000s
Revenue	**147,845**	112,256	5,442
Earnings (loss) from mine operations	**51,919**	14,134	(2,523)
Earnings (loss) from operations	**22,565**	(17,162)	(19,954)
Gain on sale of mineral properties	**49,856**	402,009	167
Net income (loss) attributable to shareholders	**80,128**	338,455	(13,193)
Basic earnings (loss) $ per share	**1.00**	4.34	(0.19)
Diluted earnings (loss) $ per share	**0.99**	4.32	(0.19)

			As at December 31
	2011	2010	2009
	$000s	$000s	$000s
Cash and cash equivalents	**329,055**	232,311	26,659
Total assets	**1,276,102**	1,147,990	749,925
Non-current financial liabilities	**126,555**	137,860	110,739
Cash dividends declared ($/share)	**0.00**	0.00	0.00

(1) The Company's annual financial results as at and for the years ended December 31, 2011 and 2010 have been prepared in accordance with IFRS. As the Company's transition date to IFRS was January 1, 2010, the summarized annual financial results as at and for the year ended December 31, 2009 have not been restated and have been prepared under Canadian GAAP.

Review of the Annual Financial Results

Net income for the year ended December 31, 2011 was $80.1 million ($1.00 per share) compared to $338.5 million ($4.34 per share) in 2010 and a net loss of $13.2 million ($0.19 per share) in 2009. The following is a summary and discussion on significant components of income and expenses recorded during 2011 compared to the prior two years.

In 2011, the Company recorded total revenues from the Pirquitas Mine of $147.8 million from the sale of 4.8 million ounces of silver and 12.4 million pounds of zinc. Shipments made in the period realized an average silver price of $33.58 per ounce, excluding the impact of period-end price adjustments, and zinc realized an average price of $1.02 per pound. This is compared with 2010 which recorded revenues of $112.3 million from the sale of 5.9 million ounces of silver at an average realized price of $20.92, and 2009 which only recognised $5.4 million in revenue because commercial production only started in December of that year. There were no zinc sales in either 2010 or 2009. The increase in sales recognised compared to 2010 is reflective of the significant increase in the price of silver, partially offset by the lower volume sold in 2011. Zinc sold in 2011 contributed $9.3 million to total revenues.

Since the mine's start-up, silver concentrates were sold pursuant to a sales contract to a single customer. The contract was terminated during the third quarter of 2011, which resulted in sales volumes of silver concentrate being lower than the prior year. Zinc concentrate sales were unaffected. A total of 1,000 tonnes of spot sales of silver concentrate were completed in the fourth quarter the Company has committed an additional 7,000 tonnes for delivery in the first half of 2012. The Company is continuing negotiations to establish long-term contracts with various counterparties.

Cost of sales for 2011 was $95.9 million compared to $98.1 million in 2010, and $7.9 million in 2009. This resulted in income from mine operations of $51.9 million in 2011, $14.1 million in 2010 and a loss of $2.5 million in 2009. The net result was an improvement in margins from 2010 to 2011 from 14.4% to 54.1%. Higher silver prices realized in 2011, and the commencement of zinc sales, fully offset the increase in unit costs that the mine experienced in the same period.

General and administrative expenses for the year ended December 31, 2011 were $23.7 million compared to $28.9 million in 2010 and $20.9 million in 2009. The main reason for the reduction between 2011 and 2010 was share-based payments that are revalued based on the Company's share price were significantly lower as the share price declined towards the end of 2011. Salaries and benefits were slightly higher in 2011 due to the increase in headcount as the Company expands its business. The increase in 2010 compared with 2009 was primarily due to growth in headcount and was mainly salary, employee benefit and bonus related, and the increase in stock price through 2010 also resulted in a significant increase in certain forms of share-based payments.

Expensed exploration costs of $5.7 million for 2011 and $2.4 million in 2010, and $0.5 million in 2009 relate primarily to the drilling programs at the Pirquitas mine. Such costs at an operating property are expensed in line with the Company's accounting policy.

In 2011, the Company recorded a gain on sale of mineral properties of $51.4 million from the sale of the Bowdens project in Australia, offset by $1.5 million of transaction costs related to the Snowfield and Brucejack disposition in 2010, for a net gain of $49.9 million. In 2010, the Company recognised a total gain of $402.0 million from the disposal of Snowfield and Brucejack, and the smaller Silvertip property.

In September 2011, the Company sold the Bowdens project in Australia to Kingsgate Consolidated Limited ("Kingsgate") for $35.0 million in cash, 3.4 million shares of Kingsgate (with an approximate value of $25.6 million), and two deferred cash payments of AUD5 million each. The first deferred payment was received on December 31, 2011 and the second is due on June 30, 2012. Total consideration was approximately $70.7 million, resulting in a gain on sale of $51.4 million (after tax gain of $35.3 million).

On December 21, 2010, the Company sold its 100% interest in the Snowfield and Brucejack properties located in British Columbia, Canada to Pretium for total consideration of $442.3 million. Under the terms of the transaction the Company received a total of 32.5 million common shares of Pretium with a fair value of $191.9 million, cash proceeds of $211.3 million (before costs of $12.4 million) and a non-interest bearing convertible promissory note in the principal amount of $39.1 million. This resulted in a gain of $388.8 million (after tax gain of $360.6 million).

During February 2010, the Company sold its 100% interest in the Silvertip property located in British Columbia, Canada to Silvercorp Metals Inc. ("Silvercorp"). Under the terms of the agreement, Silvercorp paid consideration of $15.0 million, comprising cash of $7.1 million and 1.2 million common shares of Silvercorp with a fair value of $7.8 million, for an after-tax gain of $13.1 million.

On April 8, 2011 the Company sold 11.5 million units of Pretium for $120.1 million, before transaction costs. Each unit is comprised of one common share of Pretium and half of a warrant to purchase an additional common share of Pretium for C$12.50. This constituted a partial disposal of the investment in the equity accounted associate, and resulted in a gain of $38.8 million. As at December 31, 2011, the Company retained an ownership interest of 28.39% in Pretium, which had a book value of $136.3 million and a market value in excess of $300 million.

Other income (expenses) comprised the following for the year ended December 31;

			Years ended December 31
	2011	2010	2009
	$000s	$000s	$000s
(Impairment) reversal of impairment of convertible debenture	**2,400**	–	(2,002)
Unrealized gain (loss) on financial instruments at FVTPL	**20,182**	(1,109)	412
Gain (loss) on sale of marketable securities	**5,453**	3,114	(1,279)
Write-off of mineral property costs	**(4,624)**	(238)	(377)
Write down of marketable securities and other investments, net of interest received	**–**	–	534
Gain on dilution of associate	**1,803**	–	–
Share of loss of associate	**(6,078)**	(77)	–
Miscellaneous income (expense)	**(1,056)**	16	–
	18,080	1,706	(2,712)

The unrealized gain on financial instruments at fair value through profit and loss ("FVTPL") is primarily from the convertible notes, for which a gain of $20.2 million was recorded in 2011 compared to a loss of $1.1 million in 2010. This item was not recorded in 2009 as this instrument did not meet the definition of a derivative liability under Canadian GAAP. Since the acquisition of the Company's interest in Pretium in December 2010 the Company is required to record its share of Pretium's losses, which were $6.1 million in 2011 and $0.1 million in 2010.

The Company wrote off exploration costs of $4.5 million following its decision to let its option of the Navidad claim group at the Nazas property expire. There were no significant cost write-offs in either 2010 or 2009. The gain on marketable securities recognised in the income statement is the cumulative gain from the sale of marketable securities which has been recycled from other comprehensive income.

The Company recorded a foreign exchange loss for the year ended December 31, 2011 of $2.7 million compared to a loss of $0.9 million in 2010 and a gain of $1.2 million in 2009. The Company's main exposure to foreign exchange risk is related to net monetary assets denominated in Canadian dollars and Argentine pesos. During 2011, the Canadian dollar was strong against the U.S. dollar during the first half of the year and weakened subsequently, while the Argentine peso steadily weakened against the U.S. dollar.

In the year ended December 31, 2011, the Company recorded an income tax expense of $31.4 million compared to $32.2 million in 2010 and a recovery of $4.3 million in 2009. Of the total tax expense in 2011, $21.1 million reflects the current and deferred tax expense at Pirquitas, $5.2 million from the capital gain on the sale of the Pretium shares, $16.1 million from the gain on the sale of the Bowdens project; these expenses are partially offset by realized losses and the balance relates to changes in deferred tax liabilities. In 2010, the tax expense at Pirquitas was $5.5 million and there was an expense of $27.1 million in Canada primarily due to the sale of the Snowfield and Brucejack properties. The income tax recovery in 2009 was the result of unrealized losses on marketable securities and the operating loss at Pirquitas in that year.

7. QUARTERLY FINANCIAL REVIEW

The following table sets out selected results from the eight most recent quarters all of which have been prepared in accordance with IFRS;

				2011				2010
	31-Dec $000s	30-Sep $000s	30-Jun $000s	31-Mar $000s	31-Dec $000s	30-Sep $000s	30-Jun $000s	31-Mar $000s
Revenue	**14,369**	26,152	47,271	60,053	45,077	41,557	14,091	11,531
Income (loss) from mine operations	**(3,270)**	11,492	15,838	27,859	24,975	7,426	(1,673)	(16,594)
Net income (loss)	**2,584**	21,836	45,765	9,943	361,623	(10,407)	(9,385)	(3,376)
Basic earnings (loss) per share	**0.03**	0.27	0.57	0.12	4.64	(0.13)	(0.12)	(0.04)
Diluted earnings (loss) per share	**0.03**	0.27	0.57	0.12	4.62	(0.13)	(0.12)	(0.04)
Cash and cash equivalents	**329,055**	355,903	368,759	260,733	232,311	35,839	57,719	102,995
Total assets	**1,276,102**	1,249,570	1,252,360	1,178,644	1,147,990	717,749	701,356	721,795
Working capital	**399,088**	428,627	418,812	335,764	306,891	65,201	89,429	117,441
Non current financial liabilities	**126,555**	182,018	171,203	174,497	137,860	144,827	137,547	135,792

The Pirquitas mine commenced production at the end of 2009 and gradually increased production, and correspondingly, revenue through 2010 and into the first half of 2011. Silver prices also increased from the second half of 2010 through 2011. Lower revenues in the second half of 2011 were due to the termination of the sales contract while long-term contract negotiations were undertaken. Production continued through this period which resulted in a significant increase in finished goods inventory.

Income from mine operations follows the trend of revenues as a significant portion of operating costs are fixed and, although they increased on a unit basis through 2011, were broadly consistent. Net income of the Company has been impacted by non-routine transactions such as the sale of mineral properties in the fourth quarter of 2010 and third quarter of 2011, and the partial sale of the Company's investment in Pretium in the second quarter of 2011. In 2011, changes in fair value of the derivative liability has had an increasingly significant impact on net income with a gain in excess of $20.0 million.

Review of Quarterly Financial Results – three months ended December 31, 2011 compared to the three months ended September 30, 2011

The Company recorded net income attributable to shareholders in the fourth quarter of 2011 of $2.6 million, compared to $21.8 million in the third quarter. Compared to the prior quarter net income was impacted significantly by the following factors.

In the fourth quarter of 2011, the Company recognised revenues of $14.4 million from the sale of 0.5 million ounces of silver and 1.9 million pounds of zinc, with realized silver prices of $33.42 per ounce, and $0.87 per pound of zinc. This compares to revenues of $26.2 million in the third quarter of 2011 from the sale of 0.7 million ounces of silver, and 3.9 million pounds of zinc, with realized silver price of $39.88 per ounce, and $1.01 per pound of zinc. In addition, negative final settlement prices and mark to market ("MTM") adjustments reduced revenue compared to units delivered.

Cost of sales was higher in the fourth quarter because a higher proportion of operating costs were expensed during the period of plant downtime while not producing inventory, an increase in depreciation charges following the revised mineral reserve and mineral resource estimates, and a write down of low grade stockpiles that are planned to be processed towards the end of the mine life. The increased costs generated a loss from mining operations in the fourth quarter.

General and administrative costs in the fourth quarter were $3.3 million compared to $6.7 million in the third quarter. The reduction in the fourth quarter was due to lower expenses on share-based payments that are linked to the Company's share price which fell significantly in the fourth quarter. Severance expenses were also incurred in the third quarter.

The recognition of a gain of $51.4 million from the disposal of the Bowdens project in the third quarter materially increased net income and there were no significant dispositions or similar transactions in the fourth quarter.

Unrealised gains on financial instruments at FVTPL were $6.7 million in the fourth quarter compared to $5.4 million in the third quarter due to the continued reduction in fair value of the conversion option of the convertible notes.

An income tax recovery of $10.4 million was recorded in the fourth quarter compared to an expense of $30.9 million in the third quarter. The recovery in the fourth quarter was a result of the operating loss recorded at Pirquitas for the quarter as discussed above, the Company also realized a capital loss in Canada which sheltered gains from earlier in the year, and a reversal of deferred tax liabilities in Argentina. The significant tax expense in the third quarter was primarily driven by the taxable gain from the sale of the Bowdens project, operating income at Pirquitas and an increase in deferred tax liabilities.

8. LIQUIDITY

At December 31, 2011, the Company had approximately $329.1 million of cash and cash equivalents, an increase of $96.7 million from December 31, 2010. This cash is considered sufficient to meet the Company's working capital requirements and debt obligations.

In addition to the cash and cash equivalents, at December 31, 2011, the Company had positive working capital of $70.0 million, comprised of $33.5 million in marketable securities and inventory of $94.7 million, offset by current liabilities of $77.6 million. The high finished goods inventory balance of $44.5 million at year end was due to the lower level of sales in the second half of 2011 while new long-term sales contracts were being negotiated; this is expected to be sold in the first half of 2012. Current liabilities constitute taxes payable of $22.5 million, and other payables and accrued liabilities in the normal course of business.

At December 31, 2011, the Company also owned 24.7 million shares of Pretium which are held at cost on the Statement of Financial Position, but had a market value in excess of $300 million, and subsequent to the year-end by February 29, 2012 the market value of the Pretium holding has risen further, to in excess of $400 million.

The Company's liquidity position improved compared to the prior year end due to net cash inflows of $96.7 million, for total cash and cash equivalents at December 31, 2011 of $329.1 million. Of this $322.7 million is held in Canada and the United States.

The cash inflows during the year were largely the result of the sale of Pretium shares in April for cash proceeds of $112.4 million, the sale of the Bowdens project generating $39.4 million, and $20.1 million from 1.0 million stock options exercised. Operating cash flows from the Pirquitas mine largely offset corporate costs and interest payments, while exploration and capital costs totalled $65.3 million.

The following table summarizes the Company's financial liabilities, operating and capital commitments at December 31, 2011:

					Payments due by period ($000s)
Contractual obligations	Total	Less than one year	1 – 3 years	4 – 5 years	After 5 years
Trade and other payables	46,898	46,898	–	–	–
Convertible notes(i)	138,000	–	138,000	–	–
Interest on convertible notes(i)	1,004	–	1,004	–	–
Capital expenditure commitments	9,635	7,573	2,062	–	–
Minimum lease rental and lease payments	505	453	52	–	–
Total contractual obligations	196,042	54,924	141,118	–	–

(i) Convertible notes mature in 2028 but are redeemable in part or in full at the option of the holder on March 1 of each of 2013, 2018 and 2023, or upon certain fundamental corporate changes. They are also redeemable by the Company in part or in full on and after March 5, 2013. The notes bear interest at 4.5% per annum and are convertible into common shares upon specified events at a fixed conversion price of approximately $43.33 per common share.

The Company's financial position at December 31, 2011, and the operating cash flows that are expected over the next twelve months are believed to be sufficient to fund currently-planned capital and exploration expenditures in 2012 and to discharge liabilities as they come due.

9. CAPITAL RESOURCES

The capital of the Company consists of items included in shareholders' equity and debt, net of cash and cash equivalents as follows:

	December 31 2011 $000s	December 31 2010 $000s	January 1 2010 $000s
Shareholders' equity	**705,876**	676,651	538,700
Convertible notes	**125,313**	116,125	107,895
	831,189	792,776	646,595
Less: cash and cash equivalents	**(329,055)**	(232,311)	(26,659)
	502,134	560,465	619,936

At December 31, 2011, there was no externally-imposed capital requirement to which the Company is subject and with which the Company has not complied.

The Company is advancing its Pitarrilla project in Mexico with the objective of completing a feasibility study by mid-2012. If the feasibility study results in a positive construction decision the Company's capital expenditure requirements are expected to increase materially in late 2012 and for the next few years.

As at December 31, 2011, the Company had approximately 80.7 million common shares outstanding and 1.9 million stock options outstanding which are exercisable into common shares at exercise prices ranging between C$11.50 and C$40.62.

Outstanding share data

The authorized capital consists of an unlimited number of common shares without par value. As at March 8, 2012, the following common shares and options were outstanding:

	Number of shares	Exercise price C$	Remaining life (years)
Capital stock	80,745,100		
Stock options	2,065,829	11.50 – 40.62	0.3 – 8.7
Fully diluted	82,810,929		

The Company's Board of Directors adopted a Shareholder Rights Plan on March 9, 2012 as more fully described in the Company's news release dated March 12, 2012.

10. FINANCIAL INSTRUMENTS AND RELATED RISKS

The Company is exposed to a variety of financial risks as a result of its operations, including market risk (which includes price risk, currency risk and interest rate risk), credit risk and liquidity risk. The Company's overall risk management strategy seeks to reduce potential adverse effects on the Company's financial performance. Risk management is carried out under policies approved by the Board of Directors.

The Company may, from time to time, use foreign exchange contracts, commodity price contracts and interest rate swaps to manage its exposure to fluctuations in foreign exchange, metal prices and interest rates. The Company does not have a practice of trading derivatives. In the past, the Company's use of derivatives was limited to specific programs to manage fluctuations in foreign exchange risk, which are subject to the oversight of the Board of Directors.

The risks associated with the Company's financial instruments, and the policies on how the Company mitigates those risks are set out below. This does not constitute a fulsome discussion of all risks facing the Company.

a) Market Risk

This is the risk that the fair values of financial instruments will fluctuate owing to changes in market prices. The significant market risks to which the Company is exposed are price risk, foreign exchange risk and interest rate risk.

(i) Price Risk

This is the risk that the fair value or future cash flows of the Company's financial instruments will fluctuate because of changes in market prices. Income from mine operations in the next year depends on the metal prices for silver and to a lesser extent zinc. These prices are affected by numerous factors that are outside the control of the Company such as:

- global or regional consumption patterns;
- the supply of, and demand for, these metals;
- speculative activities;
- the availability and costs of metal substitutes;
- inflation; and
- political and economic conditions, including interest rates and currency values.

The principal financial instrument that the Company holds which is impacted by commodity prices is the embedded derivative within trade receivables. The majority of revenue agreements are subject to pricing terms that settle within one to three months after delivery, and this adjustment period represents the Company's trade receivable exposure to variations in commodity prices.

The Company has not hedged the price of silver as part of its overall corporate strategy.

The costs relating to the Company's production, development and exploration activities vary depending on the market prices of certain mining consumables including diesel fuel and natural gas. The Company has not hedged any such costs.

A 10% change in the average commodity price for the year, with all other variables held constant, expressed in thousands of U.S. dollars, would result in the following impact to the Company's after-tax net income:

Products	**2011 $000s**	2010 $000s
10% increase in silver price	9,005	7,359
10% increase in zinc price	605	–
10% increase in diesel and natural gas prices	(1,192)	(658)

The Company holds certain investments in available for sale marketable securities which are measured at fair value, being the closing price of each equity investment at the balance sheet date. The Company is exposed to changes in share prices which would result in gains and losses being recognized in other comprehensive income.

(ii) Currency Risk

Currency risk is the risk that the fair value or future cash flows of the Company's financial instruments will fluctuate because of changes in foreign exchange rates. The Company's financial instruments are exposed to currency risk where those instruments are denominated in currencies that are not the same as their functional currency; exchange gains and losses in these situations impact earnings. The Company's sale of silver and zinc are denominated in U.S. dollars and thus the risk is related to costs incurred and other non-U.S. dollars financial instruments.

The following are the most significant areas of exposure to currency risk:

				December 31, 2011
	Canadian dollar	Argentine peso	Australian dollar	Mexican peso
Cash	**80,480**	**6,051**	**–**	**584**
Marketable securities	**13,753**	**–**	**19,787**	**–**
Accounts receivable	**–**	**–**	**5,045**	**–**
Value added tax receivable	**–**	**89,636**	**–**	**1,006**
Trade and other payables	**(7,825)**	**(11,608)**	**(16,500)**	**(1,114)**
Warrant liability	**(7,067)**	**–**	**–**	**–**
Total	**79,341**	**84,079**	**8,332**	**476**

				December 31, 2010
	Canadian dollar	Argentine peso	Australian dollar	Mexican peso
Cash	164,557	9,588	151	487
Marketable securities	36,700	–	–	–
Accounts receivable	4,821	–	–	–
Value added tax receivable	–	71,683	–	–
Trade and other payables	(5,984)	(13,044)	(12)	(219)
Total	200,094	68,227	139	268

On October 26, 2011 the Argentine government announced a decree that requires all funds from export sales to be repatriated to Argentina and converted into Argentine Pesos within the Sole Foreign Exchange Market in Argentina, and each transfer is subject to a 0.6% transfer tax. The Company will comply with all laws and regulations, and is monitoring the situation closely, but understands that the impact of the imposition of the transfer tax will not have a material impact on the Company.

The Company monitors and manages its foreign exchange risk with the objective of ensuring its group-wide exposure to negative fluctuations in currencies against the U.S. dollar is managed. As at December 31, 2011the Company has not entered into any derivatives to mitigate this risk.

A 10% increase in the U.S. dollar exchange rate on financial assets and liabilities denominated in the following currencies, with all other variables held constant, would result in the following impact to the Company's after-tax net income:

	2011 $000s	2010 $000s
Canadian dollar	(5,830)	(12,183)
Argentine peso	(5,635)	(4,514)
Australian dollar	(630)	(10)
Mexican peso	(33)	(19)

(iii) Interest Rate Risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. Interest rate risk mainly arises from the interest rate impact on the Company's cash and cash equivalents because they are the only financial instrument the Company holds that earns interest based on variable market interest rates. The long-term convertible notes have fixed interest rates and therefore cash flows are not exposed to fluctuations in interest rates, however a change in interest rates would impact the fair value of the instruments but because the Company records the notes at amortized cost there would be no impact on the financial results of the Company. The Company monitors its exposure to interest rates closely and has not entered into any derivative contracts to manage its risk.

At December 31, 2011, the weighted average interest rate of cash equivalents was 0.14% (2010 – 0.89%). With other variables unchanged, a 1% increase in the interest rate would increase after-tax net income by $2,340,000 (2010 – $450,000).

b) Credit Risk

Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial contract. The Company's credit risk is limited to the collectability of trade receivables in the ordinary course of business and the quality of its financial investments.

Credit risk related to financial institutions and cash deposits

The Company's policy is only to utilize highly-rated financial institutions and only to invest in government securities. The Company considers the risk of loss associated with cash deposits to be low.

Credit risk related to trade receivables

The Company is subject to significant concentrations of credit risk related to trade receivables because almost all of its sales through 2011 were to a single customer. The Company has not, however, recorded an allowance against trade receivables because it is confident of the collectability based on the nature of its customer and all balances owed have been settled in full when due. In order to mitigate this risk, the Company ensures a minimum creditworthiness of customers, and has entered into spot sales agreements with additional customers in 2012.

Credit risk related to other financial assets

All other receivable balances are expected to be collectible in full due to the nature of the counterparties and/or a previous history of collectability.

The Company also has credit risk through its significant value added tax balance that is collectible from the government of Argentina. Due to the legislative rules and complex collection process the asset has been classified as non-current. The Company believes that this balance is collectible in full.

The Company's maximum exposure to credit risk at December 31 was as follows:

	2011 $000s	2010 $000s
Cash and cash equivalents	**329,055**	232,311
Value added tax receivable	**90,642**	71,683
Trade and other receivables	**5,045**	35,916
Other financial assets	**1,768**	9,051
	426,510	348,961

At December 31, 2011 no amounts were held as collateral.

c) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations over financial instruments as they fall due. The Company manages its liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support the Company's current operations, expansion and development plans, and by managing its capital structure. The Company's objective is to ensure that there are sufficient committed financial resources to meet its business requirements for a minimum of twelve months.

The maturity profile of financial liabilities presenting contractual undiscounted cash flows as at December 31, 2011, is presented above in item 8 of this MD&A.

In the opinion of management, working capital at December 31, 2011 together with future cash flows from operations is sufficient to support the Company's commitments through 2012. For periods beyond 2012 the current working capital and cash flows from operations are expected to support further development, exploration and growth.

The Company has no off balance sheet arrangements.

11. OTHER RISKS AND UNCERTAINTIES

Foreign operations

The Company currently conducts operations in Argentina, and has exploration projects in Mexico, Peru, Argentina, Chile, Canada and the United States, and as such the Company is exposed to various levels of economic, political and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, royalties and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, import and export regulations, cancellation or renegotiation of contracts and environmental permitting regulations. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have a material adverse effect on the Company's operations or profitability.

Environmental regulation

The Company's activities are subject to extensive laws and regulations governing environmental protection which are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances provide bonding requirements under federal, state, or provincial air, water quality, and mine reclamation rules and permits. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. While responsible environmental stewardship is one of the Company's top priorities, there can be no assurance that the Company has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental laws and permits will not materially and adversely affect the Company's business, results of operations or financial condition.

For further information regarding the Company's risks, please refer to the section entitled 'Risk Factors' in the 'Annual Report on Form 20-F' for the year ended December 31, 2010, which is available at www.sedar.com, and to the 'Annual Report on Form 20-F' for the year ended December 31, 2011 to be filed on SEDAR in March 2012.

12. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2011, the Company recorded administrative, technical services and expense reimbursements of $82,000 (December 31, 2010 – $19,000) from companies related by common directors or officers including the Company's equity accounted associate. At December 31, 2011, trade and other receivables include $101,000 (December 31, 2010 – $2,000) and trade and other payables include $688,000 (December 31, 2010 – nil) with these related parties primarily due to transaction costs from the sale of the Snowfield and Brucejack properties and the subsequent sale of Pretium shares. Any amounts due from and payable to related parties are non-interest bearing and without specific terms of repayment. Any transactions for expense reimbursement with related parties are under normal business terms.

13. SIGNFICANT INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

As at December 31, 2011, the Company retained an ownership interest in Pretium of 28.39%. This interest was reduced to 27.99% by a bought private placement Pretium closed in February 2012 and, if all warrants are exercised, the interest would be further reduced to 21.47%. This investment is being accounted for under the equity method. The following table is an estimation of the assets and liabilities, and net loss of Pretium, in thousands of U.S. dollars:

	December 31, 2011 $000s	December 31, 2010 $000s
Assets	506,167	499,158
Liabilities	(7,350)	(40,876)
Revenues	–	–
Net loss	(17,573)	(14,127)

14. NON-GAAP FINANCIAL MEASURES

The non-GAAP financial measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers.

Non-GAAP financial measures – Cash cost per ounce of silver

The Company uses the non-GAAP measures of direct mining cost, total cash cost and total production cost per ounce of silver to manage and evaluate operating performance. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company's performance and ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

This classification is based upon The Silver Institute's production cost standard as endorsed on June 16, 2011. Previous to this date there was no standardized presentation guidance and the Company reported cash production cost, cash operating cost and total production cost, and moved to The Silver Institute's production cost standard in its disclosures in 2011 in order to facilitate more uniform disclosures within the industry. All comparatives have been updated to reflect the current presentation standard.

The following table provides a reconciliation of direct mining costs, total cash costs and total production costs to cost of sales, as reported in the Company's Consolidated Statement of Income:

	Q1 2011 $000s	Q2 2011 $000s	Q3 2011 $000s	Q4 2011 $000s	**Total 2011 $000s**	Total 2010 $000s
Cost of inventory per income statement	22,547	20,602	11,532	12,013	**66,694**	67,231
Movement in inventory	(1,745)	2,399	14,892	14,357	**29,903**	9,619
Other adjustments	–	(152)	–	(156)	**(308)**	–
Direct mining expenses	20,802	22,849	26,424	26,215	**96,290**	76,850
Third party smelting, refining and transportation costs	15,568	13,964	8,620	4,614	**42,766**	26,792
By-product credits	(2,250)	(733)	(1,645)	(992)	**(5,620)**	(204)
Royalties & production taxes	5,306	7,507	204	1,193	**14,210**	10,192
Total cash costs	39,426	43,587	33,603	31,029	**147,645**	113,630
Depletion, depreciation and amortization per income statement	5,794	5,235	2,410	3,107	**16,546**	22,151
Movement in inventory	591	1,090	4,031	9,081	**14,793**	3,745
Total production costs	45,811	49,912	40,044	43,217	**178,984**	139,526
Production (ounces)	1,697,294	1,975,616	1,631,281	1,751,398	**7,055,589**	6,302,140
Direct mining expenses ($ per ounce)	12.26	11.57	16.20	14.97	**13.65**	12.19
Total cash cost ($ per ounce)	23.23	22.06	20.60	17.72	**20.93**	18.03
Total production cost ($ per ounce)	26.99	25.26	24.55	24.68	**25.37**	22.14

Non-GAAP financial measures – adjusted income (loss)

The Company has included the non-GAAP financial performance measure of adjusted net income (loss) and adjusted basic earnings (loss) per share. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors may want to use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The following table provides a reconciliation of adjusted net loss to the consolidated financial statements:

	2011 $000s	2010 $000s
Net income attributable to shareholders	**80,128**	338,455
Adjusted for:		
Gain on sale and write off of mineral properties	**(54,480)**	(402,247)
Gain on partial disposal of associate	**(38,776)**	–
Unrealised (gain) loss on financial instruments at FVTPL	**(20,182)**	1,109
Gain on dilution of associate	**(1,803)**	–
Share of loss of associate	**6,078**	77
Adjusted net loss	**(29,034)**	(62,606)
Weighted average shares outstanding (000's)	**80,324**	77,972
Adjusted basic loss per share ($)	**(0.36)**	(0.80)

15. CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Basis of preparation and accounting policies

The Company has prepared its consolidated financial statements in accordance with IFRS as issued by the International Accounting Standards Board ("IASB"). IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS, International Accounting Standards ("IAS's"), and interpretations issued by the IFRS Interpretations Committee ("IFRIC's") and the former Standing Interpretations Committee ("SIC's"). The Company adopted IFRS in accordance with IFRS 1 – First-time Adoption of International Financial Reporting Standards ("IFRS 1") with a transition date of January 1, 2010. The consolidated financial statements have been prepared in accordance with IFRS standards and interpretations effective as of December 31, 2011. Note 2 to the consolidated financial statements for the year ended December 31, 2011 provides detailed of significant accounting policies and accounting policy decisions as a result of IFRS 1 optional exemptions, for significant or potentially significant areas that have had an impact on the Company's financial statements on transition to IFRS or may have an impact in future periods.

There were no changes to the accounting policies applied by the Company to each of the 2011 quarterly unaudited interim consolidated financial statements, to those applied to the consolidated financial statements for the year ended December 31, 2011.

Critical Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses.

Review of asset carrying values and impairment assessment

In accordance with the Company's accounting policy each asset or cash generating unit is evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use.

The determination of fair value and value in use requires management to make estimates and assumptions about expected production, sales volumes, commodity prices, reserves, operating costs, closure and rehabilitation costs and future capital expenditures. The estimates and assumptions are subject to risk and uncertainty, hence there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in the income statement.

Determination of mineral reserve and mineral resource estimates

The Company estimates its mineral reserves and mineral resources based on information compiled by qualified persons as defined by NI 43-101. Reserves determined in this way are used in the calculation of depreciation, amortization and impairment charges, and for forecasting the timing of the payment of close down and restoration costs. In assessing the life of a mine for accounting purposes, mineral resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating mineral reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in reserve estimates being revised. Such changes in reserves could impact on depreciation and amortization rates, asset carrying values and provisions for close down and restoration costs.

During the year ended December 31, 2011, the Company presented an updated mineral reserve and mineral resource at its Pirquitas mine in Argentina, this will increase depletion and depreciation charges in future periods by reducing the life of mine and expected tonnes of production.

Determination of useful lives of property, plant and equipment

The Company uses the units of production method to depreciate mineral property expenditure, whereby depreciation is calculated using the tonnage of ore extracted from the mine in the period as a percentage of the total tonnage of ore expected to be extracted in current and future periods based on proven and probable reserves. As noted above there are numerous uncertainties inherent in estimating ore reserves which are fundamental to this calculation.

Valuation of inventory

Stockpiled ore, work in process and finished goods are valued at the lower of cost and net realizable value ("NRV"). NRV is calculated as the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to convert the inventory into saleable form and all associated selling costs. The determination of both estimated future sales price and production costs requires significant assumptions that may significantly impact the stated value of the Company's inventory.

Close down and restoration provisions

Close down and restoration costs are a normal consequence of mining, and the majority of close down and restoration expenditures are incurred near the end of the life of the mine. The Company's accounting policy requires the recognition of such provisions when the obligation occurs. The initial provisions are periodically reviewed during the life of the operation to reflect known developments, e.g. updated cost estimates and revisions to the estimated lives of operations. Although the ultimate cost to be incurred is uncertain, the Company estimates its costs based on studies using current restoration standards and techniques. The initial closure provisions together with changes, other than those arising from the unwind of the discount applied in establishing the net present value of the provision, are capitalized within property plant and equipment and depreciated over the lives of the assets to which they relate.

The ultimate magnitude of these costs is uncertain, and cost estimates can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience on other mine sites. The expected timing of expenditure can also change, for example in response to changes in ore reserves or production rates or economic conditions. As a result there could be significant adjustments to the provision for close down and restoration, which would affect future financial results.

During the fourth quarter of the year ended December 31, 2011, the Company recorded a change in its estimate for close down and restoration from the preliminary findings of a mine closure plan for its Pirquitas mine in Argentina, that is scheduled for completion in 2012. The estimate increased by $33.8 million, and this was a prospective change that no impact on the Consolidated Statement of Income for the year ended December 31, 2011. There is considerable measurement uncertainty with a provision of this nature from the timing of cash flows, inflationary environment and impact of exchange rates. The final obligation could vary materially from that presented which would impact future results.

Determination of the fair value of share-based compensation

The fair value of stock options and other forms of share-based compensation granted is computed to determine the relevant charge to the income statement, and liability if applicable. In order to compute this fair value the Company uses different option pricing models that inherently require management to make various estimates and assumptions in relation to the expected life of the award, expected volatility, risk-free rate and forfeiture rates.

Deferred tax assets and liabilities

The determination of the Company's tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings which affect the extent to which potential future tax benefits may be used. The Company is subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Company provides for such differences, where known, based on management's best estimate of the probable outcome of these matters.

The Company has an unrecognised deferred tax asset in respect of potential foreign tax credits that may be used to offset taxes paid in Argentina. These have not been recognised due to measurement uncertainty over the extent and timing of any potential benefit. If recognized this will create a recovery of income tax expense in that period.

Functional currency

The determination of a subsidiary's functional currency often requires significant judgement where the primary economic environment in which they operate may not be clear. This can have a significant impact on the consolidated results of the Company based on the foreign currency translation method required.

Valuation of financial instruments

The Company is required to determine the valuation of its convertible debenture receivable, convertible notes (at inception), and the embedded derivatives within sales contracts. The convertible debenture and notes required discounted cash flow analyses and option pricing models that involve various estimates and assumptions, while the valuation of the revenue derivatives requires estimates of settlement dates and forward commodity prices.

Transition to International Financial Reporting Standards

On January 1, 2011 the Canadian Accounting Standards Board replaced Canadian GAAP with IFRS for publically accountable enterprises, with a transition date of January 1, 2010, due to requirement to present comparative financial information. IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS's, IAS's, IFRIC's and the former SIC's.

Notes 2 and 26 to the consolidated financial statements for the year ended December 31, 2011 provide details of key Canadian GAAP to IFRS differences, accounting policy decisions and IFRS 1, optional exemptions for significant or potentially significant areas that have had an impact on the Company's financial statements on transition to IFRS or may have an impact in future periods.

The Company completed its conversion from Canadian GAAP to IFRS through a transition plan that involved scoping and planning, an assessment of differences, implementation and post-implementation. The post-implementation phase involves the maintenance of IFRS-compliant financial data and processes for 2011 and the future.

The conversion from Canadian GAAP to IFRS has resulted in changes to the Company's accounting policies, financial reporting processes, incremental controls relating to the conversion process and additional training requirements. The conversion did not have any impact on the Company's key internal performance ratios or compensation plans.

The following outlines the impact of transition to IFRS on shareholders' equity and total comprehensive income.

Shareholders' Equity Impact

As a result of accounting policy choices selected and changes that were required to be made under IFRS, the Company recorded a reduction in shareholders' equity of $98.0 million as at January 1, 2010. A full reconciliation of this adjustment is included in the consolidated financial statements for the year ended December 31, 2011. In accordance with IFRS 1, the Company was required to maintain all previous estimates and assumptions in existence including but not limited to metal prices, discount rates, capital and operating costs, reserves and resources.

The following is a summary of the adjustments to shareholders' equity as at December 31, 2010 and January 1, 2010 under IFRS (all of which are outlined in the notes to the consolidated financial statements):

	December 31, 2011 $000s	January 1, 2010 $000s
Total equity reported under Canadian GAAP	**1,031,772**	537,186
Increase (decrease) net of tax in respect of:		
Valuation of Pirquitas mine	**(79,842)**	(84,018)
Close down and restoration provision	**(76)**	–
Share-based compensation	**(52)**	–
Functional currency	**4,654**	5,030
Convertible notes	**(18,859)**	(17,086)
Deferred tax liabilities	**(5,737)**	(1,949)
Total equity reported under IFRS	**931,860**	439,163

Comprehensive Income Impact

As a result of accounting policy choices selected and changes that were required to be made under IFRS, the Company has recorded a decrease in total comprehensive income of $6.0 million for the year ended December 31, 2010.

The following is a summary of the adjustments to comprehensive income for the year ended December 31, 2010 under IFRS (all of which are outlined in the notes to the consolidated financial statements), expressed in thousands of USD:

	2010 $000s
Total comprehensive income as reported under Canadian GAAP	359,501
Increase (decrease) net of tax in respect of:	
Valuation of Pirquitas mine	4,176
Close down and restoration provision	(76)
Share-based compensation	991
Functional currency	(373)
Convertible notes	(1,773)
Deferred tax liabilities	(8,897)
Total comprehensive income as reported under IFRS	353,549

The Company revised its previously published transition adjustment for deferred tax liabilities in relation to the tax basis of certain Argentine assets relating to foreign exchange and other adjustments. The impact was an increase in deferred tax liabilities of $0.7 million as at January 1, 2010 and a further increase of $5.5 million as at December 31, 2010 with a corresponding increase in the tax expense for the year. These adjustments are not material to the previously presented financial information.

Cash Flow Impact

The transition from Canadian GAAP to IFRS had no significant impact on cash flows generated by the Company.

Control Activities

For all changes to policies and procedures that have been identified, the effectiveness of internal controls over financial reporting and disclosure controls and procedures have been assessed and any changes have been implemented. In addition, controls over the IFRS changeover process have been implemented, as necessary. The Company has identified and implemented the required accounting process changes that resulted from the application of IFRS accounting policies and these changes were not significant. The Company has updated the design, implementation and documentation of the internal controls over accounting process resulting from the application of IFRS accounting policies. The existing control framework has been applied to the IFRS changeover process. All accounting policy changes, transitional exemption elections and transitional financial position impacts were subject to review by senior management and the Audit Committee of the Board of Directors.

Business Activities and Key Performance Measures

The Company has reviewed the impacts of the IFRS transition project on its key performance measures and compensation arrangements, in particular those that are calculated based on indicators in the financial statements, and determined that there was no significant impact.

Information Technology and Systems

The IFRS transition project did not have a significant impact on information systems for the convergence periods, nor is it expected that significant changes are required in the post-convergence periods.

Post-Implementation

The post-implementation phase will involve continuous monitoring of changes in IFRS in future periods. It has been noted that the standard-setting bodies that determine IFRS have significant ongoing projects that could impact the IFRS accounting policies that the Company has selected. In particular, there may be additional new or revised IFRSs or IFRICs in relation to consolidation, financial instruments, leases, revenue recognition and stripping costs in the production phase of a surface mine. The IASB is also currently working on an extractive industries project, which could significantly impact the financial statements of the Company primarily in the areas of capitalization of exploration costs and disclosures. Processes are in place to ensure that potential changes are monitored and evaluated. The impact of any new IFRSs and IFRIC Interpretations will be evaluated as they are drafted and published.

16. FUTURE ACCOUNTING CHANGES

IFRS 9, *Financial Instruments* ("IFRS 9") was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and FVTPL. IFRS 9 also replaces the models for measuring equity instruments, and such investments are either recognised at FVTPL or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognised in profit or loss to the extent not clearly representing a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, *Financial Instruments – Recognition and Measurement*, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income.

This standard is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

On May 12, 2011, the IASB issued the following statements:

i. IFRS 10, *Consolidation* ("IFRS 10") (see further details below)

ii. IFRS 11, *Joint Arrangements* ("IFRS 11") (see further details below)

iii. IFRS 12, *Disclosures of Interests with Other Entities* ("IFRS 12") (see further details below)

iv. IAS 27, *Separate Financial Statements* (revised 2011) ("IAS 27"), has been amended for issuance of IFRS 10 while maintaining the current guidance for separate financial statements

v. IAS 28, *Investments in Associates* (revised 2011) ("IAS 28"), has been amended for conforming changes based on the issuance of IFRS 10 and IFRS 11.

Each of these standards has an effective date for annual periods beginning on or after January 1, 2013, early adoption of any of these standards is permitted only if the other standards are also adopted early.

i. IFRS 10 establishes control as the single basis for consolidation of entities, regardless of the nature of the investee. An entity has control over an investee when it has power over it; it is exposed, or has the rights, to variable returns from its involvement with the investee; and has the ability to use its power over the investee to affect those returns. IFRS 10 replaces IAS 27's guidance that addresses when and how an investor should prepare consolidated financial statements and replaces all of SIC-12. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

ii. IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and the obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. The determination whether a joint arrangement constitutes a joint operation or a joint venture is based on the parties' rights and responsibilities under the arrangement and thus the existence of a separate legal vehicle is no longer the main factor in making such determination. Joint ventures will be accounted for using the equity method of accounting thereby eliminating the option available under existing IFRS to use either the proportionate consolidation method or the equity method. Joint operations are accounted for by a venturer by recognizing its share of the assets, liabilities, revenues and expenses of the joint operation. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

iii. IFRS 12 sets out the required disclosures relating to an entity's interest in subsidiaries, joint arrangements, associates and unconsolidated structured entities. An entity is required to disclose information that enable users of its financial statements to assess the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial statements. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 13 *Fair Value Measurement* ("IFRS 13") was issued on May 12, 2011 and establishes a single framework for measuring fair value where it is required by other standards. IFRS 13 applies to all transactions (whether financial or non-financial) for which IFRS requires or permits fair value measurements, with the exception of share-based payment transactions accounted for under IFRS 2 *Share-based Payment* and leasing transactions within the scope of IAS 12 *Leases*, and measurements that have some similarities to fair value but are not fair value such as net realisable value under IAS 2 *Inventories* or value in use under IAS 36 *Impairment of assets*. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price).

This standard is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

On June 16, 2011, the IASB issued *Presentation of Items of Other Comprehensive Income* (amendments to IAS 1, Presentation of Financial statements). The amendments require the grouping of items presented in other comprehensive income into items that might be reclassified to profit or loss in subsequent periods and items that will not be reclassified to profit or loss in subsequent periods. The amendments are effective for annual periods beginning on or after July 1, 2012, with full retrospective application. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

In October 2011 the IASB issued IFRIC 20 *Stripping Costs in the Production Phase of a Surface Mine* ("IFRIC 20"). This interpretation provides guidance on the accounting for the costs of stripping activity in the production phase when two benefits accrue to the entity: usable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. IFRIC 20 is applicable for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

17. INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management's Annual Report on Internal Control over Financial Reporting and Disclosure Controls and Procedures

The following report is provided by management in respect of internal control over financial reporting and disclosure controls and procedures (as defined in the rules of the CSA and the SEC):

(1) Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(2) Our management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of our internal control over financial reporting.

(3) As at December 31, 2011, management assessed the effectiveness of our internal control over financial reporting and disclosure controls and procedures and concluded that such internal control over financial reporting and disclosure controls and procedures were effective and that there were no material weaknesses in our internal control over financial reporting.

Changes in Internal Control over Financial Reporting

On August 31, 2011, the former Chief Financial Officer left the Company and appropriate actions were implemented to ensure that this would not have a material effect on internal control over financial reporting, there were also certain changes made following the Company's adoption of IFRS as discussed above. There have been no other changes in our internal control over financial reporting during the year ended December 31, 2011, that have materially affected, or are reasonably likely to affect our internal control over financial reporting.

18. CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The MD&A contains "forward-looking statements" within the meaning of the United States *Private Securities Litigation Reform Act* of 1995 and "forward looking information" within Canadian securities laws (collectively "forward-looking statements") related to the Company and its operations, and in particular, the anticipated developments in the Company's operations in future periods, the Company's planned exploration activities, the adequacy of the Company's financial resources and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the property is developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. These forward-looking statements relate to, among other things: future production of silver and other metals; future cash costs per ounce of silver; the price of silver and other metals; the effects of domestic and foreign laws, regulations and government policies and actions affecting the Company's operations or potential future operations;

future successful development of the Pitarrilla and San Luis projects and other exploration and development projects; the sufficiency of the Company's current working capital, anticipated operating cash flow or the Company's ability to raise necessary funds; estimated production rates for silver and other payable metal produced by the Company; timing of production and the cash and total costs of production at the Company's Pirquitas mine; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from the Company's mining projects; future sales of the metals, concentrates or other products produced by the Company; and the Company's plans and expectations for its properties and operations.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: uncertainty of production and cost estimates for the Pirquitas Mine; uncertainty of production at the Company's mineral exploration and development properties; risks and uncertainties associated with developing and exploring new mines including start-up delays; risks and hazards associated with the business of mineral exploration, development and mining (including operating in foreign jurisdictions, environmental hazards, industrial accidents, unusual or unexpected geological or structure formations, pressures, cave-ins and flooding); risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of the Company's mineral deposits; risks related to the Company's ability to obtain adequate financing for the Company's planned development activities and to complete further exploration programs; fluctuations in spot and forward markets for silver, gold and base metals and certain other commodities; risks related to obtaining long-term sales contracts or completing spot sales for the Company's products; the Company's history of losses and the potential for future losses; risks related to general economic conditions, including recent market and world events and conditions; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; relationships with and claims by local communities and indigenous populations; diminishing quantities or grades of mineral reserves as properties are mined; challenges to, or difficulty maintaining, the Company's title to properties and continued ownership thereof; risks related to the Company's covenants given with respect to the Company's 4.5% convertible senior notes due 2028; differences in U.S. and Canadian practices for reporting mineral resources and reserves; changes in national and local legislation, taxation, controls or regulations and political or economic developments or changes in Canada, the United States, Argentina, Mexico, Peru or other countries where the Company holds assets or may carry on business; risks related to the delay in obtaining or failure to obtain required permits, or non-compliance with permits the Company's has obtained; increased costs and restrictions on operations due to compliance with environmental laws and regulations; regulations and pending legislation governing issues involving climate change, as well as the physical impacts of climate change; risks related to reclamation activities on the Company's properties; uncertainties related to title to the Company's mineral properties and the surface rights thereon, including the Company's ability to acquire, or economically acquire, the surface rights to certain of the Company's exploration and development projects; the Company's ability to successfully acquire additional commercially mineable mineral rights; risks related to currency fluctuations (such as the Argentine peso, Peruvian sol and Mexican peso); increased costs affecting the mining industry, including the current high rate of inflation in Argentina; increased competition in the mining industry for properties, qualified personnel and management; risks related to some of the Company's directors' and officers' involvement with other natural resource companies; the Company's ability to attract and retain qualified personnel and management to grow the Company's business; risks related to estimates of future income tax assets and liabilities; risks related to claims and legal proceedings; the Company's ability to maintain adequate internal control over financial reporting; the future value of Pretium's shares and the Company's ability to monetize the full value of the Company's interest in Pretium; and those factors identified under the heading "Risk Factors" in the Company's most recent Form 20-F and Annual Information Form filed with the United States Securities and Exchange Commission (the "SEC") and Canadian and Provincial securities regulatory authorities.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading "Other Risks and Uncertainties". The Company's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking statements.

Cautionary note to U.S. investors: The terms "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" used in this MD&A are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101") under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves. The Company's advises U.S. investors that while such terms are recognized and required under Canadian regulations, the SEC does not recognize these terms. "Inferred mineral resources" in particular have a great amount of uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable. Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.

CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The preparation and presentation of the accompanying consolidated financial statements and Management's Discussion and Analysis ("MD&A") are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgements. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances.

Management, under the supervision of and the participation of the President and Chief Executive Officer and the Chief Financial Officer, has a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and U.S. securities regulations. We, as President and Chief Executive Officer and as Chief Financial Officer, will certify our annual filings with the CSA and SEC as required in Canada by National Instrument 52-109 and in the United States as required by the Sarbanes-Oxley Act of 2002.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee which is independent from management.

The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A; considers the report of the external auditors; assesses the adequacy of our internal controls, including management's assessment described below; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management's assessment of the internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2011 using criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2011.

PricewaterhouseCoopers LLP, our auditor, has audited the effectiveness of our internal control over financial reporting as of December 31, 2011, as stated in their report which appears herein.

"John Smith"	"Gregory Martin"
John Smith	Gregory Martin
President and Chief Executive Officer	Chief Financial Officer

March 11, 2012

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of Silver Standard Resources Inc.

We have completed an integrated audit of Silver Standard Resources Inc.'s and its subsidiaries (the "Company") December 31, 2011 consolidated financial statements and their internal control over financial reporting as at December 31, 2011 and an audit of their December 31, 2010 consolidated financial statements. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Silver Standard Resources Inc. and its subsidiaries, which comprise the consolidated statement of financial position as at December 31, 2011, 2010 and January 1, 2010 and the consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows and for the years ended December 31, 2011 and 2010, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Silver Standard Resources Inc. and its subsidiaries as at December 31, 2011, 2010 and January 1, 2010 and their financial performance and their cash flows for the years ended December 31, 2011 and 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting

We have also audited Silver Standard Resources Inc.'s and its subsidiaries' internal control over financial reporting as at December 31, 2011, based on criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management's responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management's Report on Internal Control over Financial Reporting.

Auditor's responsibility

Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the Company's internal control over financial reporting.

Definition of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Silver Standard Resources Inc. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as at December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by COSO.

Signed "PricewaterhouseCoopers LLP"
Chartered Accountants
March 11, 2012
Vancouver, Canada

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31, 2011 and 2010 and January 1, 2010
(expressed in thousands of United States dollars)

	Note	**December 31 2011 $**	December 31 2010 $	January 1 2010 $
Current assets				
Cash and cash equivalents	3	**329,055**	232,311	26,659
Trade and other receivables	4	**19,401**	35,916	8,251
Other current assets	5	**33,539**	33,651	19,722
Inventory	6	**94,681**	40,176	20,565
		476,676	342,054	75,197
Non-current assets				
Property, plant and equipment	7	**544,111**	499,632	496,824
Investment in associate	8	**136,342**	226,271	–
Deferred income tax assets	9	**21,591**	–	–
Value added tax receivable	10	**89,160**	70,782	54,094
Other non-current assets	5	**8,222**	9,251	8,015
Total assets		**1,276,102**	1,147,990	634,130
Current liabilities				
Trade and other payables	11	**48,023**	35,163	50,682
Taxes payable		**22,498**	–	–
Warrant liability	12	**7,067**	–	–
		77,588	35,163	50,682
Non-current liabilities				
Deferred income tax liabilities	9	**41,331**	26,765	1,949
Non-current taxes payable		**–**	3,671	3,373
Close down and restoration provision	13	**46,653**	12,671	10,340
Convertible notes	14	**125,313**	116,125	107,895
Derivative liability	14	**1,242**	21,735	20,728
Total liabilities		**292,127**	216,130	194,967
Shareholders' equity				
Share capital	15	**705,876**	676,651	538,700
Other reserves	16	**6,515**	63,257	46,966
Retained earnings (accumulated deficit)		**271,584**	191,456	(146,999)
Total shareholders' equity attributable to shareholders of the Company		**983,975**	931,364	438,667
Non-controlling interest	7	**–**	496	496
Total liabilities and equity		**1,276,102**	1,147,990	634,130

Events after the reporting date (note 8)
Commitments (note 23 (c))
The accompanying notes are an integral part of the consolidated financial statements

Approved by the Board of Directors and authorized for issue on March 11, 2012

"John R. Brodie" — John R. Brodie, FCA, Director

"John Smith" — John Smith, Director

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31, 2011 and 2010
(expressed in thousands of United States dollars, except per share amounts)

	Note	**2011** **$**	2010 $
Revenue		**147,845**	112,256
Cost of sales	17	**(95,926)**	(98,122)
Income from mine operations		**51,919**	14,134
General and administrative expenses	17	**(23,651)**	(28,896)
Exploration and evaluation expenses		**(5,703)**	(2,400)
Operating income (loss)		**22,565**	(17,162)
Gain on sale of mineral property	7	**49,856**	402,009
Gain on partial disposal of associate	8	**38,776**	–
Interest earned and other finance income	18	**2,291**	1,400
Interest expense and other finance costs	18	**(17,392)**	(16,363)
Other income (other expenses)	19	**18,080**	1,706
Foreign exchange loss		**(2,651)**	(942)
Income before tax		**111,525**	370,648
Income tax expense	9	**(31,397)**	(32,193)
Net income and net income attributable to shareholders		**80,128**	338,455
Weighted average shares outstanding (thousands)			
Basic	20	**80,324**	77,972
Diluted	20	**80,660**	78,356
Earnings per share			
Basic	20	**$1.00**	$4.34
Diluted	20	**$0.99**	$4.32

The accompanying notes are an integral part of the consolidated financial statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2011 and 2010
(expressed in thousands of United States dollars)

	Note	**2011** **$**	2010 $
Net income for the period attributable to shareholders		**80,128**	338,455
Other comprehensive income (loss):			
Unrealized gain (loss) on marketable securities, net of tax		**(13,820)**	15,907
Realized gain on the disposal of marketable securities recycled to net income, net of tax		**(4,731)**	(2,645)
Share of other comprehensive loss of associate	8	**(3,516)**	–
Cumulative translation adjustment		**(2,163)**	1,832
Other comprehensive income (loss)		**(24,230)**	15,094
Total comprehensive income attributable to shareholders		**55,898**	353,549
Non-controlling interests		**–**	–
Total comprehensive income		**55,898**	353,549

The accompanying notes are an integral part of the consolidated financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the years ended December 31, 2011 and 2010
(expressed in thousands of United States dollars)

	Note	Common Shares: Shares 000s	Common Shares: Amount $	Other reserves (note 16) $	Retained earnings (accumulated deficit) $	Total attributable to shareholders $	Non-controlling Interest $	Total equity $
Balance, January 1, 2010		71,965	538,700	46,966	(146,999)	438,667	496	439,163
Issue of ordinary shares, net of costs		6,729	114,677	–	–	114,677	–	114,677
Exercise of stock options		971	23,274	(6,956)	–	16,318	–	16,318
Share-based compensation		–	–	8,153	–	8,153	–	8,153
Total comprehensive income for the year		–	–	15,094	338,455	353,549	–	353,549
Balance, December 31, 2010		79,665	676,651	63,257	191,456	931,364	496	931,860
Balance, January 1, 2011		79,665	676,651	63,257	191,456	931,364	496	931,860
Exercise of stock options		1,028	29,225	(8,990)	–	20,235	–	20,235
Share-based compensation		–	–	4,676	–	4,676	–	4,676
Transactions with non-controlling interests	7	–	–	(28,198)	–	(28,198)	(496)	(28,694)
Total comprehensive income (loss) for the period		–	–	(24,230)	80,128	55,898	–	55,898
Balance, December 31, 2011		**80,693**	**705,876**	**6,515**	**271,584**	**983,975**	**–**	**983,975**

The accompanying notes are an integral part of the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2011 and 2010
(expressed in thousands of United States dollars)

	Note	**2011 $**	2010 $
Cash flows from operating activities			
Net income for the year		**80,128**	338,455
Adjustments for:			
Depletion, depreciation and amortization		**16,832**	22,436
Share-based payments		**4,754**	7,877
Close down and restoration provision		**1,596**	1,798
Gain on sale of mineral property and property plant and equipment		**(49,856)**	(402,009)
Write-down of inventory to net realizable value		**1,625**	6,700
Accretion expense on convertible notes		**9,188**	8,230
Accretion income on convertible debenture		**(691)**	(865)
Other income		**(19,136)**	(1,690)
Gain on partial disposal of associate		**(38,776)**	–
Deferred income tax expense (recovery)		**(4,950)**	29,594
Foreign exchange loss (gain)		**6,618**	4,309
Net changes in non-cash working capital items	25	**(1,653)**	(25,944)
Cash used in operating activities		**5,679**	(11,110)
Cash flows from investing activities			
Purchase of property, plant and equipment		**(29,055)**	(50,564)
Mineral property expenditures		**(36,379)**	(52,912)
Value added tax recoverable		**(24,302)**	(19,344)
Proceeds from sale of marketable securities		**–**	11,015
Acquisition of non-controlling interest		**(18,172)**	–
Proceeds from repayment of convertible debenture receivable		**10,060**	–
Net proceeds from partial disposal of associate		**112,381**	–
Net proceeds from sale of mineral properties		**56,447**	204,491
Cash generated by investing activities		**70,980**	92,686
Cash flows from financing activities			
Proceeds from issuance of common shares (net of costs)		**–**	107,758
Proceeds from exercise of stock options		**20,085**	16,318
Cash generated by financing activities		**20,085**	124,076
Increase in cash and cash equivalents		**96,744**	205,652
Cash and cash equivalents, beginning of period		**232,311**	26,659
Cash and cash equivalents, end of period		**329,055**	232,311

Supplemental cash flow information (note 25)

The accompanying notes are an integral part of the consolidated financial statements

1. NATURE OF OPERATIONS

Silver Standard Resources Inc. (the "Company") is a limited liability company incorporated under the laws of the Province of British Columbia, Canada and its shares are publicly listed on the Toronto Stock Exchange in Canada and the NASDAQ in the United States. The Company together with its subsidiaries (the "Group") are principally engaged in the acquisition, exploration, development and operation of silver-dominant resource properties located in the Americas. The Company is the ultimate parent of the Group.

The Company's address is Suite 1400, 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2.

The Company's strategic focus is to optimize the production of silver from its Pirquitas mine in Argentina, and to advance other principal development and exploration projects including San Luis in Peru, Diablillos in Argentina, and Pitarrilla and San Agustin in Mexico. In addition to its principal projects, the Company holds a geologically-diverse portfolio of other predominantly silver projects in various stages of exploration.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.

a) Basis of preparation and first time adoption of International Financial Reporting Standards

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") as set out in the Handbook of the Canadian Institute of Chartered Accountants ("CICA Handbook"). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards ("IFRS"), and to require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, these are the Company's first annual consolidated financial statements prepared in accordance with IFRS. In the financial statements, the term 'Canadian GAAP' refers to Canadian GAAP before the adoption of IFRS.

These consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB") and Interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC"). The comparative information has also been prepared on this basis, with the exception of certain items, details of which are given below, for which comparative information has not been restated.

The basis of preparation of these annual consolidated financial statements is different to that of the most recent comparative year's annual consolidated financial statements due to the first time adoption of IFRS. An explanation of how the transition to IFRS has affected the reported statement of income and statement of financial position is provided in note 26. This note includes reconciliations of equity and of income for the period ended December 31, 2010 previously reported under Canadian GAAP to those amounts reported under IFRS.

The policies applied in these consolidated financial statements are based on IFRS issued and outstanding as of March 11, 2012, the date the statements were issued.

The Company's transition date to IFRS is January 1, 2010. The rules for first-time adoption of IFRS are set out in IFRS 1, "First-time adoption of International Financial Reporting Standards". In preparing the Company's first IFRS financial statements these transition rules have been applied to the amounts previously reported under Canadian GAAP. In general IFRS 1 requires accounting policies to be applied retrospectively, however it allows certain exemptions in order to assist companies with the transition process. The Company has applied the following optional exemptions:

- IFRS 3 "Business combinations" has not been applied to business combinations that occurred before the date of transition.
- The Company has deemed cumulative translation differences for foreign operations to be zero at the date of transition, transferring any balances to the opening accumulated deficit at that date. Any gains or losses on subsequent disposals of foreign operations will not therefore include translation differences arising prior to the transition date.
- IFRS 2 "Share-based payment" has only been applied to share-based payments which had not vested at January 1, 2010.
- Full retrospective application of IFRIC 1, "Changes in existing decommissioning, restoration and similar liabilities" has not been applied to the Company's close down and restoration provision that existed prior to the transition to IFRS.
- The Company has elected to deem the fair value of the Pirquitas mine at the date of transition to IFRS to be its cost as of that date.

IFRS 1 also requires that estimates made under IFRS must be consistent with estimates made for the same date under Canadian GAAP except where adjustments are required to reflect any differences in accounting policies.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company's accounting policies. The areas involving judgement or complexity, or areas where assumptions and estimates are significant and could affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period, are discussed in note 2 (u).

b) Accounting convention

These consolidated financial statements have been prepared on the historical cost basis, except for the revaluation of certain financial instruments, which are measured at fair value as described in note 2 (r).

c) Basis of consolidation

These consolidated financial statements incorporate the financial statements of the Company, its associate (note 8), and its controlled subsidiaries (note 24(c)).

Subsidiaries

Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity.

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

All inter-company transactions and balances have been eliminated on consolidation.

Where the Company's interest is less than 100%, the interest attributable to outside shareholders is reflected in non-controlling interest. Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the Company's equity therein. Non-controlling interests consist of the amount of those interests at the date of the original business combination and the non-controlling interests' share of changes in equity since the date of the combination.

Associates

An associate is an entity over whose operating and financial policies the Company exercises significant influence. Significant influence is presumed to exist where the Company has between 20 percent and 50 percent of the voting rights, but can also arise where the Company holds less than 20 percent of the voting rights, but it has power to be actively involved and influential in policy decisions affecting the entity. The Company's share of the net assets, post tax results and reserves of the associate are included in the financial statements using the equity accounting method. This involves recording the investment initially at cost to the Company, and then, in subsequent periods, adjusting the carrying amount of the investment to reflect the Company's share of the associate's results. Unrealized gains on transactions between the Company and its associate are eliminated to the extent of the Company's interest in the associate.

d) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the Company's subsidiaries are measured using the currency of the primary economic environment in which the entity operates ("the functional currency").

The consolidated financial statements are presented in United States dollars.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income.

(iii) Subsidiaries

The results and financial position of subsidiaries and of the associate that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- Assets and liabilities are translated at the period-end exchange rate;
- Income and expenses for each statement of income are translated at average exchange rates for the period; and
- All resulting exchange differences are recognized in other comprehensive income as cumulative translation adjustments.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities are taken to the foreign currency translation reserve. When a foreign operation is sold, such exchange differences are recognized in the statement of income as part of the gain or loss on sale.

e) Revenue recognition

The Company's primary source of revenue is from the sale of metal-bearing concentrate. Revenue from the sale of concentrate is recognized in the financial statements when the following criteria have been met:

- the significant risks and rewards of ownership have passed to the customer;
- neither continuing managerial involvement, to the degree usually associated with ownership, nor effective control over the good sold, has been retained;
- the amount of revenue can be measured reliably;
- it is probable that economic benefits associated with the sale will flow to the Company; and
- the costs incurred or to be incurred in respect of the sale can be measured reliably.

Revenue from the sale of concentrate is recorded in the statement of income net of charges for shipping, refining and smelting. Revenues from the sale of significant by-products are included within revenue. Where a by-product is not regarded as significant, sales proceeds may be credited against cost of sales.

Concentrate sales typically are provisionally valued upon shipment, with the final value of the concentrate sale determined after receipt of final weights and assays and after the contractually-agreed metal pricing period, which typically occurs two to six months after shipment. Once the recognition criteria are met, fair value is estimated and revenues are recorded, based on metal spot prices at that date, provisionally-estimated amounts of metals contained, and processing charges. As a result of this process, the value of concentrate receivables changes during the period between initial recognition and final pricing. This component of the contract is an embedded derivative, which is recognized at fair value based on the forward sales price at the end of the reporting period with changes in value recorded in revenue. Such adjustments to revenue for metal prices are recorded at each reporting date, until the final sales price has been determined.

f) Cash and cash equivalents

Cash and cash equivalents include cash on hand and held at banks and short-term investments with an original maturity of three months or less. Short-term investments consist of treasury bills issued by the governments of Canada and the United States of America.

g) Inventory

Stockpiled ore, work in process and finished goods inventory are valued at the lower of cost and estimated net realizable value ("NRV"). Cost includes all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs. Production stripping costs are included in inventory as incurred. NRV is calculated using the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to convert the inventory into saleable form and all associated selling costs.

Any write-downs of inventory to NRV are recorded as cost of sales in the statement of income. If there is a subsequent increase in the value of inventory, the previous write-downs to NRV are reversed up to cost to the extent that the related inventory has not been sold.

Stockpiled ore inventory represents ore that has been extracted from the mine and is available for further processing. Low-grade resources which are not scheduled for processing within the next twelve months are classified as long-term inventory. Costs added to stockpiled ore inventory are derived from the current mining costs incurred up to the point of stockpiling the ore and are removed at average cost. Quantities of stockpiled ore are verified by periodic surveys.

Work in process inventory includes the fine ore stockpile and in-circuit inventories in the milling process. Finished goods inventory includes metal concentrates at our operations and in transit.

Materials and supplies inventories are valued at the lower of average cost and NRV. Costs include acquisition, freight and other directly attributable costs.

h) Exploration and evaluation expenditure

Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified mineral resource. Exploration and evaluation activity includes:

- acquiring the rights to explore;
- researching and analyzing historical exploration data;
- gathering exploration data through topographical, geochemical and geophysical studies;
- exploratory drilling, trenching and sampling;
- determining and examining the volume and grade of the resource;
- surveying transportation and infrastructure requirements; and
- compiling pre-feasibility and feasibility studies.

General exploration costs are expensed in the period incurred.

Exploration and evaluation expenditures on identifiable non-operating properties are capitalized. Capitalized costs are considered to be tangible assets as they form part of the underlying mineral property and are recorded within 'exploration and development expenditure', a separate component of property, plant and equipment, at cost less impairment charges, if applicable. No amortization is charged during the exploration and evaluation phase as the asset is not available for use.

All exploration costs at operating properties are expensed as incurred until a proven economically recoverable reserve is identified.

Once a mining project has been established as commercially viable, expenditures other than those on land, buildings, plant and equipment are capitalized as 'mineral properties' together with any amount transferred from 'exploration and development expenditure'.

i) Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and accumulated impairment losses.

The cost of an item of property, plant and equipment includes the purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, and for qualifying assets, the associated borrowing costs.

Where an item of property, plant and equipment is comprised of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment.

Costs incurred for new construction, mine development, the major overhaul of existing equipment, and sustaining capital are capitalized as property, plant and equipment on the statement of financial position and are subject to depreciation once they are put into use. The costs of routine maintenance and repairs are expensed as incurred.

j) Depreciation of property, plant and equipment

The carrying amounts of property, plant and equipment are depreciated to their estimated residual value over the estimated useful lives of the specific assets concerned, or the estimated life of mine or lease, if shorter. Depreciation starts on the date of commissioning. The major categories of property, plant and equipment are depreciated on a units-of-production or straight-line basis using the estimated lives indicated below:

Computer equipment	3 – 5 years
Furniture and fixtures	7 years
Vehicles	3 years
Mining equipment	3 – 10 years
Mine plant equipment	11 years
Leasehold improvements	Lease term

Land is not depreciated.

'Mineral properties' are depreciated using the units-of-production method. In applying the units-of-production method depreciation is calculated using the quantity of material extracted from the mine in the period as a percentage of the total quantity of material expected to be extracted in current and future periods based on proven and probable mineral reserves.

The Company conducts an annual review of residual values, useful lives and depreciation methods employed for property, plant and equipment. Any changes in estimate that arise from this review are accounted for prospectively.

k) Stripping costs

Stripping costs comprise the removal of overburden and other waste material from the mine. Stripping costs incurred during the development of a mine are capitalized and recorded within mineral properties and subsequently amortized over the life of the mine on a units-of-production basis.

Stripping costs incurred during the production phase are variable production costs that are included in the costs of inventory produced during the period that the stripping costs are incurred. Stripping costs resulting in a future benefit of the mineral property by providing access to additional sources of ore are capitalized and amortized over the relevant mineral reserves.

l) Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalized as part of the cost of the asset until the asset is substantially ready for its intended use. Other borrowing costs are recognized as an expense in the period incurred.

m) Impairment of long-lived assets

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment or at any time if an indicator of impairment is considered to exist. Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

The Company conducts internal reviews of asset values which are used to assess for any indications of impairment. External factors such as changes in expected future prices, costs and other market factors are also monitored to assess for indications of impairment.

If any such indication exists an estimate of the recoverable amount is undertaken, being the higher of an asset's fair value less costs to sell and value in use. If the asset's carrying amount exceeds its recoverable amount then an impairment loss is recognized in the statement of income.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. Fair value of mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects.

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal.

Impairment is normally assessed at the level of cash-generating units ("CGUs"), which are identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets.

Non-financial assets other than goodwill that have suffered impairment are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When a reversal of a previous impairment is recorded, the reversal amount is adjusted for depreciation that would have been recorded had the impairment not taken place.

n) Share capital

Common shares issued by the Company are recorded at the net proceeds received which is the fair value of the consideration received less costs incurred in connection with the issue.

o) Share-based payments

Equity-settled share-based payment arrangements such as the Company's stock option plan are initially measured at fair value at the date of grant and recorded within shareholders' equity. Cash-settled arrangements such as the Non-employee Directors' Deferred Share Unit plan ("DSU Plan"), the Restricted Share Unit Plan ("RSU Plan") and the Performance Share Unit Plan ("PSU Plan") are initially recorded at fair value and classified as accrued liabilities and subsequently remeasured at fair value at each reporting date.

The fair value at grant date of all share-based payments is recognized as compensation expense over the period for which benefits of services are expected to be derived, with a corresponding credit to shareholders' equity or other payables depending on whether they are share-settled or cash-settled. The Company estimates the fair value of stock options granted using the Black-Scholes option pricing model and estimates the expected forfeiture rate at the date of grant. The fair value of DSU's and RSU's is based on the quoted market price of the Company's common shares, and the PSU's are valued using a Monte Carlo simulation. When awards are forfeited because non-market based vesting conditions are not satisfied, the expense previously recognized is proportionately reversed.

Where share-based payments are granted in exchange for services directly related to specific exploration, development or producing properties, the expense is capitalized against that asset.

p) Taxation

The tax expense for the period is comprised of current and deferred tax. Taxation is recognized in the statement of income except to the extent that it relates to items recognized directly in shareholders' equity, in which case the tax is recognized in equity.

(i) Current income tax

Current tax for each taxable entity in the Company is based on the local taxable profit for the period at the local statutory tax rates enacted or substantively enacted at the date of the statement of financial position.

(ii) Deferred tax

Deferred tax is recognized, using the liability method, on temporary differences between the carrying value of assets and liabilities in the statement of financial position and the corresponding tax bases used in the computation of taxable profit. Deferred tax is determined using tax rates and tax laws that are enacted or substantively enacted at the date of the statement of financial position and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax assets and liabilities are not recognized if the temporary difference arises on the initial recognition of assets and liabilities in a transaction other than a business combination, that at the time of the transaction, affects neither the taxable nor the accounting profit or loss.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Deferred tax assets are reviewed at each reporting date and amended to the extent that it is no longer probable that the related tax benefit will be realized. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off the current tax assets against the current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(iii) Royalties and other tax arrangements

Royalties and other arrangements are treated as taxation arrangements when they have the characteristics of tax. This is considered to be the case when they are imposed under government authority and the amount payable is calculated by reference to an income measure. Obligations arising from royalty arrangements that do not satisfy these criteria are recognized as current provisions and included within the cost of sales.

q) Earnings per share

Basic earnings per share for the year is calculated by dividing the profit attributable to shareholders of the Company by the weighted average number of shares outstanding during the reporting period.

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive share equivalents, such as stock options and convertible notes. The "treasury stock method" is used for the assumed proceeds upon exercise of the dilutive instruments to determine the number of shares assumed to be purchased at the average market price during the period.

A portion of the convertible notes may be converted into common shares and hence the maximum dilution impact of these is determined.

When a loss is incurred during the year, basic and diluted loss per share are the same because the exercise of options and convertible notes are considered to be anti-dilutive.

r) Financial instruments

(i) Financial assets and liabilities

The Company classifies its financial instruments in the following categories: at fair value through profit and loss ("FVTPL"), loans and receivables, available-for-sale, held to maturity, and other financial liabilities. The classification depends on the purpose for which the financial assets or liabilities were obtained. Management determines the classification of financial assets and liabilities at initial recognition.

The Company has not classified any financial instruments as held to maturity. The accounting policy for each of the other categories is as follows:

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are recorded at fair value and transaction costs are expensed in the statement of income. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets or liabilities held at FVTPL are included in the statement of income in the period in which they arise. Derivatives are included in this category unless they are designated as hedges. Generally, the Company does not acquire financial assets for the purpose of selling in the short term.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets or non-current assets based on their maturity date. Loans and receivables are initially recognized at fair value and subsequently carried at amortized cost less any impairment.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated as available for sale or not classified in any of the other categories.

Available-for-sale assets are initially recorded at fair value plus transaction costs, and are subsequently carried at fair value. All unrealized gains and losses arising from changes in the fair value of assets classified as available-for-sale are recognized directly in other comprehensive income, except for unrealized foreign exchange gains or losses on monetary financial assets and impairment losses which are recognized in the statement of income. Any reversal of a previously recognized impairment loss on a non-monetary asset is recognized directly in other comprehensive income. Realized gains and losses from the derecognition of available for sale assets are recognized in the statement of income in the period derecognized with any unrealized gains or losses being recycled from other comprehensive income.

Other financial liabilities

Other financial liabilities are recognized initially at fair value, net of transaction costs incurred and are subsequently stated at amortized cost. Any difference between the initial cost and the redemption value is recognized in the statement of income over the period to maturity using the effective interest method.

Derivative financial instruments

The Company's policy with regard to 'Financial Risk Management' is set out in note 23. When the Company enters into derivative contracts these are designed to reduce the exposures related to assets and liabilities, or anticipated transactions.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to their host contracts. Commodity-based embedded derivatives resulting from provisional sales prices of metals in concentrate are recognized in revenue as described in note 2 (e). Embedded derivatives in the convertible debenture receivable and the convertible notes are described in notes 5 and 14 respectively.

(ii) Fair value of financial instruments

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Company establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the issuer's specific circumstances.

(iii) Impairment of financial assets

The Company assesses at each reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired. An evaluation is made as to whether a decline in fair value is 'significant' or 'prolonged' based on indicators such as significant adverse changes in the market, economic or legal environment.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

(iv) Derecognition of financial assets and liabilities

Financial assets are derecognized when the investments mature or are sold, and substantially all the risks and rewards of ownership have been transferred. A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired. Gains and losses on derecognition are recognized within other income and finance costs respectively.

s) Provisions for close down and restoration and for environmental clean-up costs

Close down and restoration costs include dismantling and demolition of infrastructure and the removal of residual materials and remediation of disturbed areas. Estimated close down and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs, based on the net present value of estimated future costs. The cost estimates are updated during the life of the operation to reflect known development, e.g. revisions to cost estimates and to the estimated lives of the operations, and are subject to formal reviews at regular intervals.

The initial closure provision together with changes resulting from changes in estimated cash flows or discount rates are capitalized within property, plant and equipment. These costs are then depreciated over the lives of the asset to which they relate, typically using the units-of-production method. The amortization or unwinding of the discount applied in establishing the net present value of provisions is charged to the statement of income as a financing cost.

Provision is made for the estimated present value of the costs of environmental clean-up obligations outstanding at the statement of financial position date. These costs are charged to the statement of income as an operating cost.

t) Leases

Leases which transfer substantially all of the benefits and risks incidental to the ownership of property are accounted for as finance leases. Finance leases are capitalized at the lease commencement at the lower of the fair market value of the leased property and the net present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charge. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the asset's useful life and the lease term.

All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

u) Significant accounting judgements and estimates

The preparation of financial statements in conformity with IFRS requires the use of judgements and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management's best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements. Information about such judgements and estimation is contained in the accounting policies and/or notes to the financial statements, and the key areas are summarized below.

Areas of judgement that have the most significant effect on the amounts recognized in these consolidated financial statements are:

- Review of asset carrying values and impairment assessment;
- Mineral reserve and mineral resource estimates;
- Determination of useful lives of property, plant and equipment;
- Valuation of inventory;
- Close down and restoration provision;
- Deferred tax assets and liabilities; and
- Functional currency.

Key sources of estimation uncertainty that have the most significant effect on the amounts recognized in these consolidated financial statements are:

- Review of asset carrying values and impairment assessment;
- Mineral reserve and mineral resource estimates;
- Valuation of inventory;
- Close down and restoration provision;
- Determination of the fair values of share-based compensation and of financial instruments; and
- Deferred tax assets and liabilities.

Each of these judgements and estimates is considered in more detail below.

Review of asset carrying values and impairment assessment

In accordance with the Company's accounting policy (note 2 (m)), each asset or cash generating unit is evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, which is often judgmental, a formal estimate of recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use.

The evaluation of asset carrying values for indications of impairment includes consideration of both external and internal sources of information, including such factors as market and economic conditions, production budgets and forecasts, and life-of-mine estimates.

The determination of fair value and value in use requires management to make estimates and assumptions about expected production, sales volumes, commodity prices, mineral reserves, operating costs, closure and rehabilitation costs and future capital expenditures. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in the statement of income.

Mineral reserve and mineral resource estimates

The Company estimates its mineral reserves and mineral resources based on information compiled by qualified persons as defined by National Instrument ("NI") 43-101. Mineral reserves determined in this way are used in the calculation of depreciation, amortization and impairment charges, and for forecasting the timing of the payment of close down and restoration costs. In assessing the life of a mine for accounting purposes, mineral resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating mineral reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of mineral reserves and may, ultimately, result in mineral reserve estimates being revised. Such changes in mineral reserves could impact on depreciation and amortization rates, asset carrying values and the provision for close down and restoration costs.

Determination of useful lives of property, plant and equipment

The Company uses the units-of-production method to depreciate mineral property expenditures, whereby depreciation is calculated using the tonnage of ore extracted from the mine in the period as a percentage of the total tonnage of ore expected to be extracted in current and future periods based on proven and probable mineral reserves. As noted above there are numerous uncertainties inherent in estimating ore reserves which are fundamental to this calculation. Other assets are depreciated using the straight-line method, which includes significant management judgement to determine useful lives.

Valuation of inventory

Stockpiled ore, work in process and finished goods are valued at the lower of cost and NRV. NRV is calculated as the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to convert the inventory into saleable form and associated selling costs. The determination of estimated future sales price, production and selling costs requires significant assumptions that may significantly impact the stated value of the Company's inventory.

Close down and restoration provision

Close down and restoration costs are a normal consequence of mining, and the majority of close down and restoration expenditures are incurred near the end of the life of the mine. The Company's accounting policy requires the recognition of such provisions when the obligation occurs. The initial provisions are periodically reviewed during the life of the operation to reflect known developments, e.g. updated cost estimates and revisions to the estimated lives of operations. Although the ultimate cost to be incurred is uncertain, the Company estimates its costs based on studies using current restoration standards and techniques. The initial closure provisions together with changes, other than those arising from the unwinding of the discount applied in establishing the net present value of the provision, are capitalized within property plant and equipment and depreciated over the lives of the assets to which they relate.

The ultimate magnitude of these costs is uncertain, and cost estimates can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience at other mine sites, local inflation rates and exchange rates when liabilities are anticipated to be settled in a currency other than the United States dollar. The expected timing of expenditure can also change, for example, in response to changes in mineral reserves or production rates or economic conditions. As a result there could be significant adjustments to the provision for close down and restoration, which would affect future financial results.

Determination of the fair value of share-based compensation

The fair value of share options and other forms of share-based compensation granted is computed to determine the relevant charge to the statement of income. In order to compute this fair value the Company uses option pricing models that require management to make various estimates and assumptions in relation to the expected life of the awards, volatility, risk-free interest rates, and forfeiture rates.

Valuation of financial instruments

The Company is required to determine the valuation of its convertible debenture receivable, convertible notes (at inception), and the embedded derivatives within sales contracts. The convertible debenture and notes required discounted cash flow analyses and option pricing models that involved various estimates and assumptions, whilst the valuation of the revenue derivatives requires estimates of settlement dates.

Deferred tax assets and liabilities

The determination of the Company's tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgement by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

tax assets and liabilities. Management also makes estimates of future earnings which affect the extent to which potential future tax benefits may be used. The Company is subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management's best estimate of the probable outcome of these matters.

Functional currency

The determination of a subsidiary's functional currency often requires significant judgement where the primary economic environment in which they operate may not be clear. This can have a significant impact on the consolidated results of the Company based on the foreign currency translation methods described in note 2(d).

v) Future accounting changes

IFRS 9, *Financial Instruments* ("IFRS 9") was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and FVTPL. IFRS 9 also replaces the models for measuring equity instruments, and such investments are either recognized at FVTPL or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent not clearly representing a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, *Financial Instruments – Recognition and Measurement*, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income.

This standard is required to be applied for accounting periods beginning on or after January 1, 2015, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

On May 12, 2011, the IASB issued the following statements:

i. IFRS 10, *Consolidated Financial Statements* ("IFRS 10") (see further details below)

ii. IFRS 11, *Joint Arrangements* ("IFRS 11") (see further details below)

iii. IFRS 12, *Disclosure of Interests in Other Entities* ("IFRS 12") (see further details below)

iv. IAS 27, *Separate Financial Statements* (revised 2011) ("IAS 27"), has been amended for issuance of IFRS 10 while maintaining the current guidance for separate financial statements

v. IAS 28, *Investments in Associates* (revised 2011) ("IAS 28"), has been amended for conforming changes based on the issuance of IFRS 10 and IFRS 11.

Each of these standards has an effective date for annual periods beginning on or after January 1, 2013. Early adoption of any of these standards is permitted only if the other standards are also adopted early.

i. IFRS 10 establishes control as the single basis for consolidation of entities, regardless of the nature of the investee. An entity has control over an investee when it has power over it; it is exposed, or has the rights, to variable returns from its involvement with the investee; and has the ability to use its power over the investee to affect those returns. IFRS 10 replaces IAS 27's guidance that addresses when and how an investor should prepare consolidated financial statements and replaces all of SIC-12. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

ii. IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and the obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. The determination whether a joint arrangement constitutes a joint operation or a joint venture is based on the parties' rights and responsibilities under the arrangement and thus the existence of a separate legal vehicle is no longer the main factor in making such determination. Joint ventures will be accounted for using the equity method of accounting thereby eliminating the option available under existing IFRS to use either the proportionate consolidation method or the equity method. Joint operations are accounted for by a venturer by recognizing its share of the assets, liabilities, revenues and expenses of the joint operation. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

iii. IFRS 12 sets out the required disclosures relating to an entity's interest in subsidiaries, joint arrangements, associates and unconsolidated structured entities. An entity is required to disclose information that enable users of its financial statements to assess the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial statements. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 13 *Fair Value Measurement* ("IFRS 13") was issued on May 12, 2011 and establishes a single framework for measuring fair value where it is required by other standards. IFRS 13 applies to all transactions (whether financial or non-financial) for which IFRS requires or permits fair value measurements, with the exception of share-based payment transactions accounted for under IFRS 2 *Share-based Payment* and leasing transactions within the scope of IAS 12 *Leases*, and measurements that have some similarities to fair value but are not fair value such as net realisable value under IAS 2 *Inventories* or value in use under IAS 36 *Impairment of assets*. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price).

This standard is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

On June 16, 2011, the IASB issued *Presentation of Items of Other Comprehensive Income* (amendments to IAS 1, *Presentation of Financial Statements*). The amendments require the grouping of items presented in other comprehensive income into items that might be reclassified to profit or loss in subsequent periods and items that will not be reclassified to profit or loss in subsequent periods. The amendments are effective for annual periods beginning on or after July 1, 2012, with full retrospective application. The adoption of this standard will impact the presentation of the statement of other comprehensive income from the date of adoption; the Company has not determined whether it will adopt the standard early.

In October 2011, the IASB issued IFRIC 20 *Stripping Costs in the Production Phase of a Surface Mine* ("IFRIC 20"). This interpretation provides guidance on the accounting for the costs of stripping activity in the production phase when two benefits accrue to the entity: usable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. IFRIC 20 is applicable for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

3. CASH AND CASH EQUIVALENTS

	December 31 2011 $	December 31 2010 $	January 1 2010 $
Cash and bank balances	**94,711**	61,663	21,659
Short-term investments	**234,344**	170,648	5,000
	329,055	232,311	26,659

4. TRADE AND OTHER RECEIVABLES

	December 31 2011 $	December 31 2010 $	January 1 2010 $
Trade receivables	**–**	15,409	3,335
Tax receivables	**7,040**	10,989	1,018
Prepayments and deposits	**6,656**	5,779	2,013
Other receivables	**5,705**	3,739	1,885
	19,401	35,916	8,251

The Company expects full recovery of the amounts outstanding and therefore no allowance has been recorded against these receivables. No receivables are past due and all are expected to be settled within twelve months.

Credit risk has been further discussed in note 23(b). The Company did not hold any collateral for any receivable amounts outstanding at December 31, 2011, December 31, 2010, or January 1, 2010.

5. OTHER ASSETS

	December 31, 2011		December 31, 2010		January 1, 2010	
	Non-current $	Current $	Non-current $	Current $	Non-current $	Current $
Financial assets:						
Restricted cash[(a)]	**1,768**	**–**	2,071	–	1,934	–
Marketable securities[(b)]	**–**	**33,539**	–	33,465	–	17,863
Convertible debenture receivable[(c)]	**–**	**–**	7,180	186	6,081	1,859
	1,768	**33,539**	9,251	33,651	8,015	19,722
Other assets:						
Long-term inventory (note 6)	**6,454**	**–**	–	–	–	–
	8,222	**33,539**	9,251	33,651	8,015	19,722

(a) The Company has security deposits with various government agencies in relation to its close down and restoration provisions. $25,000 (December 31, 2010 – $328,000; January 1, 2010 – $191,000) is in the form of cash deposits and $1,743,000 (December 31, 2010 – $1,743,000; January 1, 2010 – $1,743,000) is security for a reclamation bond.

(b) Marketable securities' cost at December 31, 2011 was $29,793,000 (December 31, 2010 – $8,604,000; January 1, 2010 – $7,732,000).

(c) The Company received a $10,060,000 (C$10,000,000) convertible debenture with a coupon rate of 3% per annum from Aurcana Corporation ("Aurcana") as part of the consideration received for the sale of the Shafter Silver property in 2008. The convertible debenture was repayable on July 15, 2011, and the Company had the option to convert any portion of the principal amount into Aurcana common shares at a deemed conversion price of C$1.52 per share (up to 6,600,000 shares) until that date. In 2009, the coupon rate on the debenture was revised from 3% per year to 1.5% in the first year and 4% per year thereafter, which resulted in an impairment of $2,002,000 for the year ended December 31, 2009.

On March 25, 2011, the terms of the convertible debenture receivable were renegotiated so that Aurcana was required to pay C$7,000,000 on July 15, 2011 and the remaining C$3,000,000 in quarterly instalments until July 15, 2012. The interest rate for the remainder of the arrangement was increased to 9%. This resulted in a recovery of the previous impairment of $2,400,000, recorded within other income (note 19). The Company retained the option to convert any portion of the remaining principal amount into Aurcana common shares at the deemed conversion price of C$1.52 per share (up to 1,980,000 shares) until July 15, 2012.

The Company settled the debenture receivable in full on December 22, 2011.

Prior to being settled the Company presented the note receivable separately from the conversion feature. The Company estimated the carrying value of the note receivable component using a discounted cash flow model, and estimated the fair value of the conversion feature using the Black-Scholes model. The value of the conversion feature was remeasured at each reporting date until settlement, with changes in the fair value recorded in other income (other expenses) (note 19).

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

Movement in the convertible debenture receivable was as follows:

	December 31 2011 $	December 31 2010 $
Balance, beginning of year	**7,366**	6,258
Interest accrued	**1,158**	1,253
Interest received	**(658)**	(412)
Principal received	**(10,060)**	–
Fair value of conversion feature adjustment	**(386)**	(102)
Impairment reversal	**2,400**	–
Foreign exchange impact	**180**	369
Balance, end of year	**–**	7,366

The components of the convertible debenture receivable were as follows:

	December 31 2011 $	December 31 2010 $	January 1 2010 $
Accrued interest	**–**	186	177
Fair value of conversion feature	**–**	386	475
Debt portion	**–**	6,794	5,606
Total	**–**	7,366	6,258

For the year ended December 31, 2010 and as at January 1, 2010, the fair value of the conversion feature was determined using the Black-Scholes valuation model under the following assumptions:

	December 31 2010	January 1 2010
Expected dividend yield (%)	–	–
Average risk-free interest rate (%)	1.68	1.43
Expected life (years)	0.5	1.5
Expected volatility (%)	89.7	119.8

6. INVENTORY

	December 31 2011 $	December 31 2010 $	January 1 2010 $
Current:			
Finished goods	**44,524**	6,919	6,141
Stockpiled ore	**36,414**	26,327	9,310
Materials and supplies	**13,743**	6,930	5,114
	94,681	40,176	20,565
Non-current:			
Stockpiled ore	**6,454**	–	–
	101,135	40,176	20,565

The Company holds low grade stockpiled ore that will be processed at the end of the life of the mine. The NRV is computed using long term metal prices and in 2011 this resulted in the write down in value noted below. Inventory held at NRV at December 31, 2011 was $6,454,000 (December 31, 2010 – nil; January 1, 2010 – $9,115,000).

For the year ended December 31, 2011, a NRV write-down of inventory of $1,625,000 (2010 – $6,700,000) was included in the statement of income as a cost of sale.

7. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment comprise the following:

					December 31, 2011
	Plant and equipment $	Mineral properties $	Assets under construction $	Exploration and development expenditure note 7(a)) $	**Total $**
Cost					
Balance, January 1, 2011	263,305	76,209	8,695	190,909	**539,118**
Additions	3,611	33,827	27,751	33,494	**98,683**
Disposals	(4,569)	(256)	–	(19,623)	**(24,448)**
Costs written off	–	–	–	(4,624)	**(4,624)**
Transfers	18,333	–	(18,333)	–	**–**
Balance, end of period	280,680	109,780	18,113	200,156	**608,729**
Accumulated depreciation					
Balance, January 1, 2011	(35,450)	(4,036)	–	–	**(39,486)**
Charge for the year	(25,869)	(3,513)	–	–	**(29,382)**
Disposals	4,250	–	–	–	**4,250**
Balance, end of period	(57,069)	(7,549)	–	–	**(64,618)**
Net book value at December 31, 2011	**223,611**	**102,231**	**18,113**	**200,156**	**544,111**

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

December 31, 2010

	Plant and equipment $	Mineral properties $	Assets under construction $	Exploration and development expenditure note 7(a)) $	Total $
Cost					
Balance, January 1, 2010	250,085	76,841	8,015	179,445	514,386
Additions	7,644	5,017	15,806	55,942	84,409
Disposals	(8,455)	(5,649)	(1,095)	(44,478)	(59,677)
Transfers	14,031	–	(14,031)	–	–
Balance, end of period	263,305	76,209	8,695	190,909	539,118
Accumulated depreciation					
Balance, January 1, 2010	(16,944)	(618)	–	–	(17,562)
Charge for the year	(19,370)	(3,418)	–	–	(22,788)
Disposals	864	–	–	–	864
Balance, end of period	(35,450)	(4,036)	–	–	(39,486)
Net book value at December 31, 2010	**227,855**	**72,173**	**8,695**	**190,909**	**499,632**

No items of property, plant and equipment have been pledged as security for liabilities.

During the year ended December 31, 2011, the Company identified certain indicators that the mineral property asset constituting the Pirquitas mine, the CGU, may have been impaired. The indicators included a reduction in the mineral reserves and resources and an increase in the close down and restoration provision (note 13) which resulted in an increase to mineral properties. The Company therefore assessed the recoverable amount of this CGU and concluded that it exceeded the carrying value, so no impairment was recorded. The recoverable amount was estimated using a discounted cash flow approach based upon the most recent life-of-mine plan, and an estimated silver price based on market consensus, and a discount rate of 9%.

(a) Exploration and development expenditures on mineral properties were as follows:

	December 31, 2011			December 31, 2010
	Acquisition costs $	Exploration costs $	**Total $**	Total $
Exploration projects				
Bowdens, Australia[i]	–	–	**–**	19,685
Challacollo, Chile	2,990	5,668	**8,658**	9,206
San Agustin, Mexico	101	2,150	**2,251**	1,654
Veta Colorada, Mexico	3,851	1,025	**4,876**	4,845
Nazas, Mexico[ii]	565	511	**1,076**	1,423
Berenguela, Peru	10,645	6,167	**16,812**	16,480
Candelaria, United States	2,434	3,874	**6,308**	6,022
Maverick Springs, United States	565	2,125	**2,690**	2,628
Other exploration projects[iv]	2,907	3,405	**6,312**	5,743
Development projects				
Diablillos, Argentina	4,530	16,836	**21,366**	18,765
Pitarrilla, Mexico	17,806	78,194	**96,000**	77,796
San Luis, Peru[iii]	668	33,139	**33,807**	26,662
	47,062	153,094	**200,156**	190,909

(i) On September 23, 2011, the Company completed the sale of its 100% interest in the Bowdens project located in Australia to Kingsgate Consolidated Limited ("Kingsgate"). Under the terms of the agreement, the Company received total consideration of $70,655,000. The consideration comprised cash payments of $45,090,000 (of which $40,045,000 was received during the year and $5,045,000 is due to be paid on June 30, 2012), and 3,440,367 common shares of Kingsgate with a fair value of $25,565,000. The total gain recorded on the sale of this mineral property was $51,359,000 before tax expense of $16,058,000.

(ii) During the year ended December 31, 2011, the Company elected not to continue its option on the Navidad claims group, which constitute one area of the Nazas property. As a result the Company wrote off accumulated costs of $4,514,000, reflected in other expenses (note 19).

(iii) On July 28, 2011, the Company completed the 100% acquisition of the San Luis property in Peru (70% interest held at December 31, 2010) from Esperanza Resources Corp. ("Esperanza"). The Company paid consideration of $17,865,000 in cash and transferred to Esperanza the 6,459,000 shares of Esperanza that it owned. In addition, under the terms of the agreement the Company will provide a 1% net smelter return royalty ("NSR") on future production. The total fair value of the consideration paid to acquire the 30% interest held by Esperanza was $28,694,000, which includes transaction costs of $306,000. The carrying amount of the non-controlling interest in the San Luis project on the date of acquisition was $496,000. This transaction did not result in a change of control and therefore the Company recognized a decrease in non-controlling interest of $496,000 and a decrease in other reserves of $28,198,000 (note 16).

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

(iv) In February 2010 the Company completed the sale of its 100% interest in the Silvertip property located in British Columbia, Canada to Silvercorp Metals Inc. ("Silvercorp"). Under the terms of the agreement, Silvercorp paid total consideration of $14,957,000, comprising cash of $7,125,000 and 1,200,000 common shares of Silvercorp with a fair value of $7,832,000, for an after-tax gain of $13,073,000.

8. INVESTMENT IN ASSOCIATE

Investment in associate comprises the following:

	December 31 2011 $	December 31 2010 $
Common shares of Pretium Resources Inc.	**136,342**	187,202
Convertible note from Pretium Resources Inc.	**–**	39,069
	136,342	226,271

Investment in associate reflects activity for the years as follows:

	December 31 2011 $	December 31 2010 $
Carrying amount, beginning of year	**226,271**	–
Acquisition	**–**	226,348
Partial disposition	**(82,138)**	–
Dilution	**1,803**	–
Share of net loss	**(6,078)**	(77)
Share of other comprehensive loss	**(3,516)**	–
Carrying amount, end of year	**136,342**	226,271

On December 21, 2010, the Company completed the sale of its 100% interest in the Snowfield and Brucejack properties located in British Columbia, Canada, to Pretium Resources Inc. ("Pretium"). Total consideration was $442,260,000, which comprised 32,537,833 Pretium common shares at their fair value of $191,869,000, cash of $211,322,000 (before underwriters' fees of $12,427,000), and a non-interest-bearing convertible promissory note in the principal amount of $39,069,000. The Company recognized a gain on sale of mineral properties from this transaction of $388,761,000 net of selling costs of $5,922,000 (after-tax gain $360,612,000). The Company's ownership interest in Pretium as a result of this transaction was 41.27%.

At December 31, 2010, the convertible note was included in the carrying value of the investment in Pretium as this most accurately reflected the substance of the arrangement. The note was partially repaid on January 6, 2011, whereby the Company received gross proceeds of $18,083,000. On January 31, 2011, the balance of the note in the amount of $20,986,000 was converted into 3,625,500 common shares of Pretium at their fair value of $22,946,000, resulting in a $1,092,000 gain on settlement. The Company recognized transaction costs of $1,631,000 in the statement of income for the year ended December 31, 2011. The transaction costs and the gain on settlement of the note are recognized within the gain on sale of mineral property in the statement of income, as they are interrelated with the original sale transaction for the Snowfield and Brucejack properties.

On April 8, 2011, the Company sold 11,500,000 of its Pretium common shares by completing a secondary offering of 11,500,000 units at C$10.00 per unit. Each unit consisted of one Pretium common share and half of a warrant to acquire an additional Pretium common share for C$12.50 within twelve months. The Company received cash proceeds from this offering of $120,117,000 before transaction costs of $7,734,000. As a result of this transaction, the Company recognized a gain on partial disposal of its associate of $38,776,000 (an after-tax gain of $34,687,000). The warrants issued in the unit offering were recognized as a liability and are recorded at fair value (note 12). Following the closing of the offering, the Company's ownership interest in Pretium was 28.86%.

On July 15, 2011, Pretium completed a private placement of 1,390,000 flow-through common shares, in which the Company elected not to participate. This share issuance by Pretium resulted in a dilution of the Company's interest (to 28.39%) and a dilution gain of $1,803,000, which was recognized in other income (note 19).

The fair value of Pretium's common shares at December 31, 2011, excluding potential selling costs, according to published price quotations was $303,359,000 (December 31, 2010 – $209,040,000).

Summarized financial information for Pretium is as follows:

	December 31 2011 $	December 31 2010 $
Assets	**506,167**	499,158
Liabilities	**(7,350)**	(40,876)
Revenues	**–**	–
Net loss	**(17,573)**	(14,127)

Subsequent to the reporting date, on February 17, 2012, Pretium completed a private placement of 1,250,000 flow-through common shares, in which the Company elected not to participate. This share issuance by Pretium resulted in a dilution of the Company's interest to 27.99% and a dilution gain of $4,260,000.

9. CURRENT AND DEFERRED INCOME TAX

Significant components of income tax expense recognized in the statements of income are as follows:

	December 31 2011 $	December 31 2010 $
Current tax:		
Current tax on taxable income of the current year	**36,347**	2,599
Deferred tax:		
Origination and reversal of temporary differences	**(4,950)**	29,594
Total tax expense	**31,397**	32,193

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

The tax expense on the Company's income before tax is reconciled to the amount that would arise using the Canadian tax rate applicable to income of the consolidated entities as follows:

	December 31 2011	December 31 2010
Statutory tax rate	**26.50%**	28.50%
	$	$
Income for the year before taxes	**111,525**	370,648
Provision for income taxes based on statutory rates	**29,554**	105,634
Differences in foreign and future tax rates	**5,844**	(2,893)
Foreign exchange	**4,349**	489
Partial sale of associate and sale of mineral properties taxed at capital gains rates	**(4,522)**	(60,324)
Tax benefits (not recognized) and other	**(3,828)**	(10,713)
	31,397	32,193

The applicable tax rate in Canada for the year ended December 31, 2011 was 26.5%, which reflects the legislated provincial tax rate decrease from the prior year of 28.5%.

The company recognizes certain deferred tax assets and liabilities relating to temporary differences as follows:

	December 31 2011 $	December 31 2010 $	January 1 2010 $
Deferred tax assets			
Property, plant and equipment	**10,853**	–	–
Foreign exchange losses	**3,554**	–	–
Inventory	**2,290**	–	–
Other	**4,894**	–	–
Total deferred tax assets	**21,591**	–	–
Deferred tax liabilities			
Mineral properties	**(28,111)**	(7,037)	(1,949)
Marketable securities and investments	**(13,220)**	(19,728)	–
Total deferred tax liabilities	**(41,331)**	(26,765)	(1,949)
Net deferred tax liabilities	**(19,740)**	(26,765)	(1,949)

The analysis of deferred tax assets and deferred tax liabilities is as follows:

	December 31 2011 $	December 31 2010 $
Deferred tax assets		
Deferred tax assets to be recovered after more than 12 months	**15,047**	–
Deferred tax assets to be recovered within 12 months	**6,544**	–
Total deferred tax assets	**21,591**	–
Deferred tax liabilities		
Deferred tax liabilities to be discharged after more than 12 months	**(36,547)**	(19,566)
Deferred tax liabilities to be discharged within 12 months	**(4,784)**	(7,199)
Total deferred tax liabilities	**(41,331)**	(26,765)
Net deferred tax liabilities	**(19,740)**	(26,765)

The movement in the net deferred income tax liability account was as follows:

	December 31 2011 $	December 31 2010 $
Balance, beginning of year	**(26,765)**	(1,949)
Recovered from (charged to) the statement of income	**4,950**	(29,594)
(Tax charge)/credit related to components of other comprehensive income	**1,982**	(1,833)
Recovery to share capital	**–**	5,109
Exchange differences	**93**	1,502
Balance, end of year	**(19,740)**	(26,765)

The following items were charged (credited) to the statement of income during the year:

	December 31 2011 $	December 31 2010 $
Property plant and equipment	**(10,853)**	199
Capital and non capital losses	**95**	1,280
Foreign resource pools	**(283)**	–
Share issuance costs	**1,275**	–
Marketable securities and investments	**(12,571)**	31,753
Other	**(3,688)**	(8,526)
Mineral properties	**21,075**	4,888
	(4,950)	29,594

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

The Company also has the following balances in respect of which no deferred tax asset was recognized:

	December 31 2011 $	December 31 2010 $
Property plant and equipment	**3,155**	21,898
Capital and non capital losses	**60**	373
Foreign resource pools	**316**	618
Other	**1,875**	3,572
	5,406	26,461

The company has an unrecognised deferred tax asset in respect of potential foreign tax credits that may be used to offset taxes paid in Argentina. These have not been recognised due to measurement uncertainty over the extent and timing of any potential benefit. If recognized this will create a recovery of income tax expense in that period.

At December 31, 2011, the Company had the following estimated tax operating losses available to reduce future taxable income. The losses expire at various dates and amounts between 2012 and 2031, with the exception of tax losses incurred in Chile which are available indefinitely:

	$
Argentina	**7,153**
Chile	**355**
Mexico	**59,692**
Peru	**48**
U.S.A.	**2,006**

10. VALUE ADDED TAX RECEIVABLE

	December 31 2011 $	December 31 2010 $	January 1 2010 $
Current	**1,482**	901	19
Non-current	**89,160**	70,782	54,094
	90,642	71,683	54,113

In countries where value added tax ("VAT") has been paid but recoverability is uncertain, the VAT payments have either been deferred within mineral property costs, or expensed if related to general mineral exploration. If the Company ultimately recovers the amounts that have been deferred, the amount received will be applied to reduce mineral property costs. Current VAT is presented within current tax receivables (note 4).

VAT paid in Argentina in relation to the Pirquitas mine is recoverable under Argentine law once the mine reaches the production stage. Production commenced at the mine on December 1, 2009, and as a result the Company has applied to the Argentine government to recover the applicable VAT. The Company believes that the balance is fully recoverable and has not provided an allowance.

11. TRADE AND OTHER PAYABLES

	December 31 2011 $	December 31 2010 $	January 1 2010 $
Trade payables	**12,648**	9,683	28,124
Accrued liabilities	**32,174**	22,449	20,141
Current portion of close down and restoration provision (note 13)	**1,125**	955	341
Accrued interest on convertible notes (note 14)	**2,076**	2,076	2,076
	48,023	35,163	50,682

All trade and other payables are expected to be settled within twelve months.

12. WARRANT LIABILITY

As part of its offering of Pretium shares on April 8, 2011 (note 8), the Company issued 5,750,000 Pretium common share purchase warrants (the "Pretium warrants"). Each Pretium warrant is exercisable at a price of C$12.50 until April 7, 2012. Upon issuance of the Pretium warrants the Company recognized a liability of $7,500,000 in the statement of financial position and recognized transaction costs of $433,000 in the statement of income. The liability is recorded at FVTPL. The trading price of the Pretium warrants at December 31, 2011 was C$1.25. This price was unchanged from the trading price at inception, and therefore, there was no remeasurement effect on the Consolidated Statement of Income for the year ended December 31, 2011 other than foreign exchange.

13. CLOSE DOWN AND RESTORATION PROVISION

	December 31 2011 $	December 31 2010 $
Balance, beginning of year	**13,626**	10,643
Liabilities settled during the year	**(251)**	(223)
Accretion expense	**1,596**	1,798
Foreign exchange gain	**(1,020)**	(55)
Revisions and new estimated cash flows	**33,827**	1,463
Balance, end of year	**47,778**	13,626
Less: current portion of close down and restoration provision included in trade and other payables	**(1,125)**	(955)
Long-term close down and restoration provision	**46,653**	12,671

The Company's close down and restoration provision relates to the restoration and closure of the Company's mining operations and projects under development (note 7). The provision is initially recorded at net present value, and subsequently re-measured at each reporting period. During the fourth quarter of the year ended December 31, 2011, the Company recorded a change in its estimate for close down and restoration from the preliminary findings

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

of a mine closure plan for its Pirquitas mine in Argentina, that is scheduled for completion in 2012. This is a prospective change in estimate and had no impact on the Consolidated Statement of Income for the year ended December 31, 2011. There is considerable measurement uncertainty with a provision of this nature (note 2(u)) from the timing of cash flows, inflationary environment and impact of exchange rates.

The provision is calculated as the present value of estimated future net cash outflows based on the following key assumptions:

- Total undiscounted value of estimated future cash outflows: $100,297,000 (2010 – $26,642,000);
- Discount interest rate: 9.75% (2010 – 11%); and
- Settlement of obligations expected to occur over the next 12 years.

14. CONVERTIBLE NOTES

In February 2008, the Company sold $138,000,000 in senior convertible unsecured notes ("Notes") for net proceeds of $132,754,000 after payment of commissions and expenses related to the offering. The unsecured Notes mature on March 1, 2028 and bear an interest rate of 4.5% per annum, payable semi-annually. The Notes will be convertible into common shares of the Company at a fixed conversion rate, subject to certain anti-dilution adjustments, only in the following events:

a) during specified consecutive trading periods, if the market price of our common shares exceeds 130% of the conversion price of the Notes;

b) the trading price of the Notes, per $1,000 principal amount, falls to 97% or less of the amount equal to the then prevailing price of our common shares, multiplied by the applicable conversion rate;

c) the Notes are called for redemption;

d) upon the occurrence of specified corporate transactions; or

e) during specified periods in early 2013 and 2028.

On conversion, holders of the Notes will receive cash and, if applicable, common shares (or, at the Company's election, in lieu of such common shares, cash or any combination of cash and common shares). In addition, if certain fundamental changes occur to the Company, holders of the Notes may be entitled to an increased conversion rate. The principal amount will be repaid in cash and any excess value will be settled at the Company's election in either cash or shares or a combination of the two. Any portion of the Notes not settled in cash will be convertible into the Company's common shares at an initial conversion rate of 23.0792 common shares per $1,000 principal amount of Notes converted, representing an initial conversion price of approximately $43.33 per common share.

Holders of the Notes will have the right to require the Company to repurchase all or part of their Notes on March 1 of each of 2013, 2018 and 2023, or upon certain fundamental corporate changes. The repurchase price will be equal to 100% of the principal amount of the Notes being converted, plus accrued and unpaid interest to the repurchase date. Subject to specified conditions, the Company shall pay the purchase price in cash. On and after

March 5, 2013, the Company may redeem all or part of the Notes for cash at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest to the redemption date.

The Notes contain an embedded derivative due to the fact that if the holder elects to exercise their conversion option, the Company has the option to settle in either cash or common shares. At initial recognition the value of the Notes was allocated as follows:

	Fair Value $	Transaction Costs $	Net Value $
Fair value of debt	99,144	(3,773)	95,371
Fair value of derivative liability	38,856	(1,473)	37,383
	138,000	(5,246)	132,754

The debt portion has been designated as an 'other financial liability' so that it is recorded at amortized cost, net of transaction costs, and is accreted over an expected life of 5 years until March 2013 using the effective interest method.

The movement in the debt portion of the Notes during the years comprised the following:

	December 31, 2011 $	December 31, 2010 $
Balance, beginning of year	**118,201**	109,971
Accretion of discount	**9,188**	8,230
Interest accrued	**6,210**	6,210
Interest paid	**(6,210)**	(6,210)
Balance, end of year	**127,389**	118,201
Accrued interest	**(2,076)**	(2,076)
Non-current portion of convertible notes	**125,313**	116,125

The derivative liability is recognized as FVTPL, all transaction costs were expensed upon recognition and the instrument is re-measured at each reporting period using a binomial tree approach. For the year ended December 31, 2011, the Company recorded an unrealized gain on the derivative liability of $20,182,000 (2010 – unrealized loss of $1,109,000) (note 19). The following key assumptions were used to obtain the valuation:

	December 31, 2011	December 31, 2010	January 1, 2010	February 27, 2008
Expected dividend yield (%)	**–**	–	–	–
Average risk-free interest rate (%)	**2.57**	4.13	4.58	4.62
Expected life (years)	**16.3**	17.3	18.3	20.0
Expected volatility (%)	**65.0**	57.5	60.0	60.0
Implied yield on straight debt (%)	**7.07**	11.39	12.60	11.85

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

15. SHARE CAPITAL AND SHARE-BASED PAYMENTS

a) Authorized capital

The Company has unlimited authorized common shares with no par value.

b) Public share offering

In February 2010, the Company closed a public share offering of 6,729,000 common shares at a price of $17.00 per share, for aggregate gross proceeds of $114,389,000. After deducting underwriting fees and estimated offering expenses of $4,821,000, net proceeds were $109,568,000. The Company also recognized an income tax recovery of $5,109,000 relating to share issuance costs.

c) Stock options

The Company has an incentive plan, approved by the Company's shareholders at its annual general meeting held on May 14, 2008 and subsequently amended on May 11, 2011, under which options to purchase common shares may be granted to directors, officers, employees and others at the discretion of the Board of Directors. The plan provides for the issuance of incentive options to acquire up to a total of 8.5% of the issued and outstanding common shares of the company. The exercise price of each option is set at the date of grant and shall not be less than the closing market price of the company's stock on the award date. The options can be granted for a maximum term of 10 years with vesting provisions determined by the Board of Directors. Currently, the vesting periods range up to three years, and expire after 7 years. New shares from treasury are issued on the exercise of stock options.

The changes in stock options issued during the year ended December 31, 2011 and the year ended December 31, 2010 was as follows:

	December 31, 2011		December 31, 2010	
	Number of stock options	**Weighted average exercise price (C$/option)**	Number of stock options	Weighted average exercise price (C$/option)
Outstanding, beginning of period	**4,703,870**	**27.18**	5,271,118	26.40
Granted	**518,500**	**24.79**	605,000	17.82
Exercised	**(1,028,391)**	**(18.97)**	(971,578)	(17.00)
Expired	**(787,500)**	**(34.48)**	–	–
Forfeited	**(1,528,107)**	**(32.21)**	(200,670)	(27.72)
Outstanding, end of period	**1,878,372**	**23.86**	4,703,870	27.18

During the year ended December 31, 2011, the Company granted 518,500 (December 31, 2010 – 605,000) options to officers, employees, directors and other eligible persons at exercise prices ranging from C$15.64 to C$28.78 (December 31, 2010 – C$17.38 to C$26.55) and expiry dates ranging from January 27, 2018 to November 17, 2018.

As of December 31, 2011, incentive stock options constitute 2.3% (December 31, 2010 – 5.9%) of issued and outstanding common capital. The aggregate intrinsic values of vested share options (the market value less the exercise value) at December 31, 2011 and December 31, 2010 were $107,000 and $20,242,000, respectively.

The weighted average fair value of stock options granted during the year ended December 31, 2011 and year ended December 31, 2010 were estimated to be C$11.28 and C$9.00 per stock option, respectively, at the grant date using the Black-Scholes option pricing model, using the following assumptions:

	Year ended December 31, 2011	Year ended December 31, 2010
Expected dividend yield (%)	**–**	–
Average risk-free interest rate (%)	**2.20**	2.90
Expected life (years)	**4.8**	6.5
Expected volatility (%)	**55.0**	53.0

Option pricing models require the input of highly subjective assumptions. The expected life of the options considered such factors as the average length of time similar option grants in the past have remained outstanding prior to exercise and the vesting period of the grants. Volatility was estimated based upon historical price observations over the expected term. Changes in the subjective input assumptions can materially affect the estimated fair value of the options.

The weighted average share price, at the date of grant, of stock options granted in the period was C$24.02 (2010 – C$17.36).

The weighted average share price at the date of the exercise of stock options was C$26.60 (2010 – C$24.74).

The following table summarizes information about stock options outstanding and exercisable at December 31, 2011:

	Stock options outstanding		Stock options exercisable	
Exercise prices (C$)	Stock options outstanding	Weighted average remaining contractual life (years)	Stock options exercisable	Weighted average exercise price (C$/option)
11.50 – 17.38	711,136	8.6	271,135	15.19
21.07 – 24.61	461,736	7.4	230,493	23.99
26.23 – 29.02	432,500	4.7	153,333	28.97
34.71 – 40.62	273,000	0.8	273,000	35.97
	1,878,372	6.3	927,961	25.76

d) Deferred Share Units ("DSUs")

Non-executive directors may elect to receive all or a portion of their annual compensation in the form of DSUs which are linked to the value of the Company's common shares. DSUs are issued on a quarterly basis under the terms of the DSU Plan, at the market value of the Company's common shares at the date of grant. The DSUs vest immediately and are redeemable in cash on the date the director ceases to be a director of the Company.

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

	December 31, 2011		December 31, 2010	
	Number of DSUs	Fair value $	Number of DSUs	Fair value $
Outstanding, beginning of year	**90,361**	**2,527**	59,704	1,312
Granted	**21,151**	**555**	39,398	772
Redeemed	**(13,223)**	**(342)**	(8,741)	(159)
Fair value remeasurement	**–**	**(1,377)**	–	602
Outstanding, end of year	**98,289**	**1,363**	90,361	2,527

The DSUs are cash-settled instruments and therefore the fair value of the outstanding DSUs at the end of each reporting period is recognized as an accrued liability with the associated compensation cost recorded in general and administrative expenses.

e) Restricted Share Units ("RSUs")

During the year ended December 31, 2011, the Company implemented the RSU Plan. RSUs are granted to employees based on the value of the Company's share price at the date of grant. The awards have a graded vesting schedule over a three-year period, and are cash-settled immediately upon vesting.

RSUs are cash-settled instruments and therefore are recognized as a liability, with fair value remeasurement at each reporting period. The associated compensation cost is recorded in general and administrative expenses unless directly attributable to a mineral property.

	December 31, 2011	
	Number of RSUs	Fair value $/unit
Outstanding, beginning of year	**–**	**–**
Granted	**93,300**	**26.61**
Settled	**–**	**–**
Forfeited	**(16,500)**	**–**
Fair value remeasurement	**–**	**(12.35)**
Outstanding, end of year	**76,800**	**14.26**

At December 31, 2011, an accrued liability of $382,000 (December 31, 2010 – nil; January 1, 2010 – nil) was recorded with a corresponding share-based payment expense.

f) Performance Share Units ("PSU")

During the year ended December 31, 2010, the Company implemented the PSU Plan for grants commencing in 2011. PSUs are granted to senior executives, and vest after a performance period of three years. During 2011, in addition to a normal annual grant there was also a one-off grant of transitional PSUs, which vest after a two-year performance period. The vesting of these awards is based on the Company's total shareholder return in comparison to its peer group, and awards range from 0% to 200% of initial PSUs granted.

PSUs are cash-settled instruments and therefore are recognized as a liability, with fair value remeasurement at each reporting period using a Monte Carlo simulation. The associated compensation cost is recorded in general and administrative expenses.

	December 31, 2011	
	Number of PSUs	**Fair value $/unit**
Outstanding, beginning of year	–	–
Granted	**141,800**	**31.70**
Settled	–	–
Forfeited	**(32,100)**	–
Fair value remeasurement	–	**(24.01)**
Outstanding, end of year	**109,700**	**7.69**

At December 31, 2011, an accrued liability of $311,000 (December 31, 2010 – nil; January 1, 2010 – nil) was recorded with a corresponding share-based payment expense.

g) Share-based compensation

Share-based compensation consists of the fair values of both equity-settled and cash-settled awards as follows:

	2011 $	2010 $
Equity-settled	**4,676**	8,153
Cash-settled	**(589)**	1,162
Total	**4,087**	9,315

Share-based compensation for the years ended December 31, 2011 and 2010 has been recognized in the financial statements as follows:

	2011 $	2010 $
General and administrative expense	**4,052**	8,984
Property, plant and equipment	**35**	331
Total share-based compensation	**4,087**	9,315

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

16. OTHER RESERVES

	Year ended December 31, 2011	Year ended December 31, 2010
Foreign currency translation reserve		
At January 1	**1,832**	–
Parent company and subsidiary companies' currency translation adjustments	**(4,781)**	1,832
Currency translation adjustments recycled to net income on disposals	**(898)**	–
At December 31	**(3,847)**	1,832
Available for sale revaluation reserves		
At January 1	**19,301**	6,039
Unrealized gains (losses) on available for sale securities	**(15,778)**	17,142
Foreign exchange gains	**699**	1,117
Deferred income tax recovery (expense)	**1,259**	(2,352)
Realized gains on available for sale securities recycled to net income (loss), net of tax	**(4,731)**	(2,645)
At December 31	**750**	19,301
Transactions with non-controlling interests		
At January 1	**–**	–
Acquisition of non-controlling interest in subsidiary	**(28,198)**	–
At December 31	**(28,198)**	–
Share-based compensation reserve		
At January 1	**42,124**	40,927
Stock options exercised	**(8,990)**	(6,956)
Share-based compensation	**4,676**	8,153
At December 31	**37,810**	42,124
Total other reserves	**6,515**	63,257

17. OPERATING COSTS BY NATURE

a) Cost of sales

	December 31 2011 $	December 31 2010 $
Cost of inventory	**66,694**	67,231
Depletion, depreciation and amortization	**16,546**	22,151
Export duties[1]	**12,686**	8,740
	95,926	98,122

(1) The Pirquitas mine has a fiscal stability agreement with the government of Argentina dating from 1998. In 2002, the government of Argentina implemented an export duty on concentrates that did not apply to companies with pre-existing fiscal stability agreements. In December 2007, the National Customs Authority of Argentina levied an export duty of approximately 10% on concentrates for projects with fiscal stability agreements predating 2002. The Company has been advised that the project is subject to this export duty despite rights under the fiscal stability agreement from 1998. The legality of the export duty applied to silver concentrates has been challenged and is currently under review by the court in Argentina. In July 2010, the Company filed a claim in the provincial Argentina court for repayment of export duties paid on silver concentrates, and for an order to cease payment of the export duty until the matter was decided by the court. An order was granted effective September 29, 2010 to cease payment of the export duty on silver concentrates pending the decision of the courts, and in April 2011 a government appeal against this order was denied.

Up to December 31, 2011, the Pirquitas mine had paid $6,649,000 in export duties against which it has filed for recovery. In accordance with the order to cease payment the Company has not been paying export duties on silver concentrate but continues to accrue duties in full until the outcome of the claim is known with certainty. At December 31, 2011, the accrual totalled $13,101,000, and $10,538,000 has been included in cost of sales for the year. If this export duty is successfully overturned the benefit will be recognized in the Consolidated Statement of Income for the full amount of paid and unpaid duty in the period recovery becomes virtually certain.

b) General and administrative

	2011 $	2010 $
Salaries and benefits	**9,804**	11,251
Share-based compensation	**4,052**	8,984
Consulting and professional fees	**1,790**	2,383
Travelling expense	**1,673**	968
Shareholder and investor relations	**1,055**	651
Insurance expense	**846**	784
Directors fees and expenses	**688**	424
Rent expense	**685**	621
Computer expenses	**456**	310
Listing and filing fees	**374**	204
Recruiting expense	**323**	364
Depreciation and amortization	**286**	285
Reclamation expense	**251**	166
Other expenses	**1,368**	1,501
	23,651	28,896

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

18. FINANCE INCOME AND EXPENSES

a) Interest earned and other finance income

	2011 $	2010 $
Interest earned	**1,600**	535
Accretion earned on convertible debenture receivable	**691**	865
Total interest earned and other finance income	**2,291**	1,400

b) Interest expense and other finance costs

	2011 $	2010 $
Interest expense on convertible notes	**(6,210)**	(6,210)
Accretion expense on convertible notes	**(9,188)**	(8,230)
Accretion of close down and restoration provision	**(1,596)**	(1,798)
Other interest expense	**(398)**	(125)
Total interest expense and other finance costs	**(17,392)**	(16,363)

19. OTHER INCOME (OTHER EXPENSES)

	2011 $	2010 $
Reversal of impairment of convertible debenture	**2,400**	–
Unrealized gain (loss) on financial instruments at FVTPL[1]	**20,182**	(1,109)
Gain on sale of marketable securities	**5,453**	3,114
Write-off of mineral property costs	**(4,624)**	(238)
Gain on dilution of associate	**1,803**	–
Share of loss of associate	**(6,078)**	(77)
Miscellaneous income (expense)	**(1,056)**	16
	18,080	1,706

(1) Financial instruments held at FVTPL include the conversion feature of the convertible debenture receivable (note 5), the warrant liability (note 12), and the conversion option embedded in the convertible notes (note 14).

20. EARNINGS PER SHARE

The calculations of basic and diluted earnings per share for the year ended December 31, 2011 and 2010 are based on the following:

	2011	2010
Earnings used in the calculation of diluted earnings per share	**$80,128**	$338,455
Weighted average number of common shares issued (thousands)	**80,324**	77,972
Adjustments for dilutive instruments:		
Stock options (thousands)	**336**	384
Weighted average number of common shares for diluted earnings per share (thousands)	**80,660**	78,356
Basic earnings per share	**$1.00**	$4.34
Diluted earnings per share	**$0.99**	$4.32

The convertible notes (note 14) in certain circumstances are convertible at the request of the holders. In such an event the initial principal would be repayable in cash and any incremental value settled at the election of the Company in either cash or common shares, or a combination of the two. The potential dilutive impact of the shares is therefore only that portion of the Notes where the share price exceeds the conversion price of $43.33 per share. Given that at December 31, 2011 and December 31, 2010 the share price was significantly below the conversion price an assumed conversion by holders would not have any dilution impact because the balance would be repaid in full in cash.

21. OPERATING SEGMENTS

The Company is a resource company focused on acquisition, exploration, development and operation of silver-dominated projects primarily in the Americas.

An operating segment is defined as a component of the Company:

- that engages in business activities from which it may earn revenues and incur expenses;
- whose operating results are reviewed regularly by the entity's chief operating decision maker; and,
- for which discrete financial information is available.

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

The Company has identified its operating segments based on the information used by the President and Chief Executive Officer (who is considered to be the chief operating decision maker) to manage the business. The Company primarily manages its business by looking at individual extractive projects and typically segregates these projects between production, development and exploration. For reporting purposes all exploration and development projects have been aggregated into a single reportable segment 'exploration and development properties' because they all have similar characteristics and none exceed the quantitative thresholds for individual disclosure. The only production property, the Pirquitas mine, is considered a single operating segment which derives its revenues from the sale of silver and zinc concentrates. The corporate division only earns income that is considered incidental to the activities of the Company and therefore does not meet the definition of an operating segment. The following reporting segments have been identified:

- Pirquitas mine; and
- Exploration and development properties.

The following is a summary of the reported amounts of income or loss, and the carrying amounts of assets and liabilities by operating segment:

				December 31, 2011
	Pirquitas mine $	Exploration and development properties $	Other reconciling items(i, ii) $	**Total** **$**
Revenue from external customers	147,845	–	–	**147,845**
Cost of inventory and export duties	(79,380)	–	–	**(79,380)**
Depletion, depreciation and amortization	(16,546)	–	–	**(16,546)**
Cost of sales	(95,926)	–	–	**(95,926)**
Income from mine operations	51,919	–	–	**51,919**
Operating income (loss)	47,691	(1,143)	(23,983)	**22,565**
Income before income tax	39,126	46,040	26,359	**111,525**
Interest income and other finance income	–	–	2,291	**2,291**
Interest expense and other finance costs	(1,542)	(114)	(15,736)	**(17,392)**
Write-off of mineral property costs	–	(4,624)	–	**(4,624)**
Income tax expense	(21,050)	(9,524)	(823)	**(31,397)**
Total assets	568,212	232,038	475,852	**1,276,102**
Non-current assets	459,789	202,752	136,885	**799,426**
Total liabilities	(94,395)	(22,355)	(175,377)	**(292,127)**

(i) Other reconciling items refer to items that are not reported as part of segment performance as they are managed on a group basis.
(ii) Includes the equity-accounted investment in Pretium.

				December 31, 2010
	Pirquitas mine $	Exploration and development properties $	Other reconciling items[i] $	Total $
Revenue from external customers	112,256	–	–	112,256
Cost of inventory and export duties	(75,971)	–	–	(75,971)
Depletion, depreciation and amortization	(22,151)	–	–	(22,151)
Cost of sales	(98,122)	–	–	(98,122)
Income from mine operations	14,134	–	–	14,134
Operating income (loss)	12,525	(377)	(29,310)	(17,162)
Income (loss) before income tax	7,552	(596)	363,692	370,648
Interest income and other finance income	–	–	1,400	1,400
Interest expense and other finance costs	(1,491)	(220)	(14,652)	(16,363)
Income tax recovery (expense)	(5,712)	654	(27,135)	(32,193)
Total assets	452,256	196,829	498,905	1,147,990
Non-current assets	378,352	191,698	235,886	805,936
Total liabilities	(56,823)	(2,064)	(157,243)	(216,130)

(i) Other reconciling items refer to items that are not reported as part of segment performance as they are managed on a group basis.

Segment revenue by product

	2011 %	2010 %
Silver	**94**	100
Zinc	**6**	–

Segment revenue by location of customer

100% of revenues are attributable to the Pirquitas mine segment. Revenues were from a single customer based in Switzerland.

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

Non-current assets by location

	December 31 2011 $	December 31 2010 $
Canada	**138,205**	235,563
Argentina	**481,654**	397,447
Mexico	**108,674**	89,540
Peru	**50,950**	43,456
United States	**10,942**	10,419
Australia	–	19,970
Chile	**9,001**	9,541
Total	**799,426**	805,936

22. FINANCIAL INSTRUMENTS

The Company's financial instruments include cash and cash equivalents, trade and other receivables, other financial assets, trade and other payables, warrant liabilities and convertible notes.

a) Financial assets and liabilities by category

December 31, 2011	Loans and receivables $	FVTPL $	Available for sale $	Other financial liabilities $	Total $
Financial assets					
Cash and cash equivalents	329,055	–	–	–	329,055
Trade and other receivables	5,045	–	–	–	5,045
Other financial assets[3]	1,768	–	33,539	–	35,307
Total financial assets	335,868	–	33,539	–	369,407
Financial liabilities					
Trade and other payables	–	–	–	46,898	46,898
Warrant liability	–	7,067	–	–	7,067
Convertible notes[4]	–	1,242	–	125,313	126,555
Total financial liabilities	–	8,309	–	172,211	180,520

	Loans and receivables $	FVTPL $	Available for sale $	Other financial liabilities $	December 31, 2010 Total $
Financial assets					
Cash and cash equivalents	232,311	–	–	–	232,311
Trade and other receivables(1)	–	15,409	–	–	15,409
Other financial assets(2, 3)	9,051	386	33,465	–	42,902
Total financial assets	241,362	15,795	33,465	–	290,622
Financial liabilities					
Trade and other payables	–	–	–	34,208	34,208
Convertible notes(4)	–	21,735	–	116,125	137,860
Total financial liabilities	–	21,735	–	150,333	172,068

	Loans and receivables $	FVTPL $	Available for sale $	Other financial liabilities $	January 1, 2010 Total $
Financial assets					
Cash and cash equivalents	26,659	–	–	–	26,659
Trade and other receivables(1)	–	3,335	–	–	3,335
Other financial assets(2, 3)	9,399	475	17,863	–	27,737
Total financial assets	36,058	3,810	17,863	–	57,731
Financial liabilities					
Trade and other payables	–	–	–	50,341	50,341
Convertible notes(4)	–	20,728	–	107,895	128,623
Total financial liabilities	–	20,728	–	158,236	178,964

(1) Certain trade and other receivables are classified as FVTPL due to the embedded derivative identified through provisional pricing arrangements discussed in note 2(e).

(2) The convertible debenture receivable is allocated between FVTPL and loans and receivables. The conversion feature is recognized at FVTPL whilst the note receivable is designated within loans and receivables.

(3) Other financial assets include marketable securities which have been designated as available for sale assets

(4) The embedded share purchase option of the convertible notes is recognized at FVTPL whilst the debt portion is designated as an other financial liability.

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

b) Fair value of financial instruments

	December 31, 2011		December 31, 2010		January 1, 2010	
	Carrying value $	**Fair value $**	Carrying value $	Fair value $	Carrying value $	Fair value $
Financial assets						
Trade and other receivables	**5,045**	**5,045**	15,409	15,409	3,335	3,335
Other financial assets	**35,307**	**35,307**	42,902	42,902	27,737	27,737
Total financial assets	**40,352**	**40,352**	58,311	58,311	31,072	31,072
Financial liabilities						
Warrant liability	**7,067**	**7,067**	–	–	–	–
Convertible notes	**126,555**	**136,275**	137,860	143,506	128,623	129,030
Total financial liabilities	**133,622**	**143,342**	137,860	143,506	128,623	129,030

The carrying values of cash and cash equivalents, certain other financial assets, trade and other payables, approximate their fair values due to their relatively short maturity.

Fair value hierarchy

Financial instruments that are held at fair value are categorized based on a valuation hierarchy which is determined by the valuation methodology utilized:

	Fair Value at December 31, 2011			
	Level 1 $	Level 2 $	Level 3 $	Total $
Marketable securities	33,539	–	–	33,539
Warrant liability	7,067	–	–	7,067
Derivative liability	–	1,242	–	1,242
	40,606	1,242	–	41,848

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities

Marketable securities, consisting of available-for-sale investments with no trading restrictions, and the warrant liability are valued using a market approach based upon unadjusted quoted prices in an active market obtained from securities exchanges.

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Trade receivables from provisional invoices for concentrate sales are included within Level 2, as the basis of valuation uses quoted commodity prices.

The value of the Company's Notes' embedded share purchase option is also included in Level 2 of the fair value hierarchy as they are valued using an option pricing model. This model requires a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves and credit spreads.

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs)

The Company has investments in asset-backed commercial paper which are included within Level 3 in the fair value hierarchy because they trade infrequently. At December 31, 2011, December 31, 2010, and January 1, 2010 the fair value was considered to be $nil.

There were no transfers between Level 1 and Level 2 during the years ended December 31, 2011 or 2010.

23. FINANCIAL RISK MANAGEMENT

The Company is exposed to a variety of financial risks as a result of its operations, including market risk (which includes price risk, currency risk and interest rate risk), credit risk and liquidity risk. The Company's overall risk management strategy seeks to reduce potential adverse effects on the Company's financial performance. Risk management is carried out under policies approved by the Board of Directors.

The Company may, from time to time, use foreign exchange contracts, commodity price contracts and interest rate swaps to manage its exposure to fluctuations in foreign currency, metal prices and interest rates. The Company does not have a practice of trading derivatives. In the past, the Company's use of derivatives was limited to specific programs to manage fluctuations in foreign exchange risk, which are subject to the oversight of the Board of Directors. The risks associated with the Company's financial instruments, and the policies on how the Company mitigates those risks are set out below.

a) Market Risk

This is the risk that the fair values of financial instruments will fluctuate owing to changes in market prices. The significant market risks to which the Company is exposed are price risk, currency risk and interest rate risk.

(i) Price Risk

This is the risk that the fair values or future cash flows of the Company's financial instruments will fluctuate because of changes in market prices. Income from mine operations in the next year depends on the metal prices for silver and to a lesser extent zinc. These prices are affected by numerous factors that are outside the control of the Company such as:

- global or regional consumption patterns;
- the supply of, and demand for, these metals;
- speculative activities;
- the availability and costs of metal substitutes;
- inflation; and
- political and economic conditions, including interest rates and currency values.

The principal financial instrument that the Company holds which is impacted by commodity prices is the embedded derivative within trade receivables. The majority of revenue agreements are subject to pricing terms that settle within one to three months after delivery, and this adjustment period represents the Company's trade receivable exposure to variations in commodity prices.

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

The Company has not hedged the price of silver as part of its overall corporate strategy.

The costs relating to the Company's production, development and exploration activities vary depending on the market prices of certain mining consumables including diesel fuel and natural gas. The Company has not hedged any such costs.

A 10% increase in the average commodity price for the year, with all other variables held constant, would have resulted in the following impact to the Company's after-tax net income:

Products	**2011** **$**	2010 $
10% increase in silver price	**9,005**	7,359
10% increase in zinc price	**605**	–
10% increase in diesel and natural gas prices	**(1,192)**	(658)

The Company holds certain investments in available for sale marketable securities which are measured at fair value, being the closing price of each equity investment at the balance sheet date. The Company is exposed to changes in share prices which would result in gains and losses being recognized in other comprehensive income.

(ii) Currency Risk

Currency risk is the risk that the fair values or future cash flows of the Company's financial instruments will fluctuate because of changes in foreign currency rates. The Company's financial instruments are exposed to currency risk where those instruments are denominated in currencies that are not the same as their functional currency; exchange gains and losses in these situations impact earnings. The Company's sales of silver and zinc are denominated in US dollars and thus the risk is related to costs incurred and other non-USD financial instruments.

The following are the most significant areas of exposure to currency risk:

				December 31, 2011
	Canadian dollar	**Argentine peso**	**Australian dollar**	**Mexican peso**
Cash	**80,480**	**6,051**	**–**	**584**
Marketable securities	**13,753**	**–**	**19,787**	**–**
Accounts receivable	**–**	**–**	**5,045**	**–**
Value added tax receivable	**–**	**89,636**	**–**	**1,006**
Trade and other payables	**(7,825)**	**(11,608)**	**(16,500)**	**(1,114)**
Warrant liability	**(7,067)**	**–**	**–**	**–**
Total	**79,341**	**84,079**	**8,332**	**476**

				December 31, 2010
	Canadian dollar	Argentine peso	Australian dollar	Mexican peso
Cash	164,557	9,588	151	487
Marketable securities	36,700	–	–	–
Accounts receivable	4,821	–	–	–
Value added tax receivable	–	71,683	–	–
Trade and other payables	(5,984)	(13,044)	(12)	(219)
Total	200,094	68,227	139	268

On October 26, 2011, the Argentina government announced a decree that requires all funds from export sales to be repatriated to Argentina and converted into Argentine pesos within the Sole Foreign Exchange Market in Argentina, and each transfer is subject to a 0.6% transfer tax. The Company will comply with all laws and regulations, and is monitoring the situation closely. The impact of the transfer tax should not have a material impact on the Company.

The Company monitors and manages this risk with the objective of ensuring its group-wide exposure to negative fluctuations in currencies against the U.S. dollars is managed. As at December 31, 2011 the Company has not entered into any derivatives to mitigate this risk.

A 10% increase in the United States dollar exchange rate on financial assets and liabilities denominated in the following currencies, with all other variables held constant, would have resulted in the following impact to the Company's after-tax net income:

	2011 **$**	2010 $
Canadian dollar	**(5,830)**	(12,183)
Argentine peso	**(5,635)**	(4,514)
Australian dollar	**(630)**	(10)
Mexican peso	**(33)**	(19)

(iii) Interest Rate Risk

Interest rate risk is the risk that the fair values or future cash flows of the Company's financial instruments will fluctuate because of changes in market interest rates. Interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents because they are the only financial instrument the Company holds that earns interest based on variable market interest rates. The long-term convertible notes have fixed interest rates and are not exposed to fluctuations in interest rates; a change in interest rates would impact the fair value of the instruments, but because the notes are recorded at amortized cost there would be no impact on the financial results of the Company. The Company monitors its exposure to interest rates closely and has not entered into any derivative contracts to manage its risk.

As at December 31, 2011, the weighted average interest rate on our cash and cash equivalents was 0.14% (2010 – 0.89%). With other variables unchanged, a 1% increase in the interest rate would increase after tax net income by $2,340,000 (2010 – $450,000).

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

b) Credit Risk

Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial contract. The Company's credit risk is limited to the collectability of trade receivables in the ordinary course of business and the quality of its financial investments.

Credit risk related to financial institutions and cash deposits

The Company's policy is only to utilise highly rated financial institutions and only to invest in government securities. The Company considers the risk of loss associated with cash deposits to be low.

Credit risk related to trade receivables

The Company is subject to significant concentrations of credit risk related to trade receivables because all of its sales through 2011 were to a single customer. However, the Company has not recorded an allowance against trade receivables because it is confident of the collectability based on the nature of its customer and all balances owed have been settled in full when due. In order to mitigate this risk, the Company ensures a minimum creditworthiness of customers, and has entered into sales agreements with additional customers in 2012.

Credit risk related to other financial assets

All other receivable balances are expected to be collectible in full due to the nature of the counterparties and/or a previous history of collectability.

The Company also has credit risk through its significant value added tax receivable balance that is collectible with the government of Argentina. The balance is expected to be recoverable in full but due to the legislative rules and complex collection process the asset has been classified as non-current. The Company believes that this balance is collectible in full.

The Company's maximum exposure to credit risk as at December 31 was as follows:

	2011 **$**	2010 $
Cash and cash equivalents	**329,055**	232,311
Value added tax receivable	**90,642**	71,683
Trade and other receivables	**5,045**	35,916
Other financial assets	**1,768**	9,051
	426,510	348,961

At December 31, 2011, no amounts were held as collateral.

c) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations over financial instruments as they fall due. The Company manages its liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support the Company's current operations, expansion and development plans, and by managing its capital structure as described in note 23(d). The Company's objective is to ensure that there are sufficient financial resources to meet its business requirements for a minimum of twelve months.

In the normal course of business the Company enters into contracts that give rise to commitments for future minimum payments. The following is a maturity profile of financial liabilities and operating and capital commitments presenting contractual undiscounted cash flows as at December 31, 2011:

					Payments due by period
Contractual obligations	Total $	Less than one year $	1 – 3 years $	4 – 5 years $	After 5 years $
Trade and other payables	46,898	46,898	–	–	–
Convertible notes(i)	138,000	–	138,000	–	–
Interest on convertible notes(i)	1,004	–	1,004	–	–
Capital expenditure commitments	9,635	7,573	2,062	–	–
Minimum lease rental and lease payments	505	453	52	–	–
Total contractual obligations	196,042	54,924	141,118	–	–

(i) Convertible notes are due in 2028 but are redeemable in part or in full at the option of the holder on March 1 at each of 2013, 2018, and 2023, or upon fundamental corporate changes. They are also redeemable by the Company in part or in full on and after March 5, 2013. The notes bear interest of 4.5% per annum and are convertible into common shares upon specified events at a fixed conversion price of approximately $44.33 per common share (note 14).

In the opinion of management, working capital at December 31, 2011 together with future cash flows from operations is sufficient to support the Company's commitments through 2012.

d) Capital management

The Company's objectives when managing capital are:

- to safeguard its ability to continue as a going concern in order to develop and operate its current projects and pursue strategic growth initiatives;
- to maintain a flexible capital structure which optimizes the cost of capital; and
- to provide an adequate return to shareholders.

In assessing the capital structure of the Company, management includes in its assessment the components of shareholders' equity, non-current convertible notes, and cash and cash equivalents. In order to facilitate the management of capital requirements, the Company prepares annual expenditure budgets and continuously monitors and reviews actual and forecasted cash flows. The annual and updated budgets are monitored and approved by the Board of Directors.

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

To maintain or adjust the capital structure, the Company may, from time to time, issue new shares, issue new debt, repay debt or dispose of non-core assets. The Company expects its current capital resources will be sufficient to carry out its exploration plans and support operations through the current operating period.

The Company issued convertible notes (note 14) but these do not contain any financial covenants. Accordingly, as of December 31, 2011, there were no externally-imposed capital requirements.

24. RELATED PARTY TRANSACTIONS

a) Related party transactions

During the year ended December 31, 2011, the Company recorded administrative, technical services and expense reimbursements of $82,000 (2010 – $19,000) from companies related by common directors or officers, including Pretium. At December 31, 2011, trade and other receivables include $101,000 (2010 – $2,000) and trade and other payables include $688,000 (2010 – nil) with these related parties. Any amounts due from and payable to related parties are non-interest bearing and without specific terms of repayment. Any transactions for expense reimbursement with related parties are under normal business terms.

b) Key management compensation

Key management includes directors (executive and non-executive) and other key officers of the Company, including the CEO, CFO and Senior Vice Presidents. The compensation paid or payable to key management for employee services is shown below:

	December 31, 2011 $	December 31 2010 $
Salaries and other short-term employee benefits	**2,252**	3,507
Post-employment benefits	**25**	55
Termination benefits	**1,067**	1,160
Share-based compensation(i)	**2,904**	6,619
Total compensation	**6,248**	11,341

(i) Share-based compensation includes mark-to-market adjustments on cumulative DSU positions as reported in the Consolidated Statements of Income.

c) Principal Subsidiaries

The consolidated financial statements include the accounts of the company and its wholly-owned subsidiaries, the most significant of which are presented in the following table:

Subsidiary	Location	Ownership	Project
Pacific Rim Mining Corporation Argentina, S.A.	Argentina	100%	Diablillos
Minera Silver Standard Chile S.A.	Chile	100%	Challacollo
Silver Standard Durango S.A. de C.V.	Mexico	100%	Pitarrilla
Silver Standard Exploraciones S.A. de C.V.	Mexico	100%	Veta Colorada and others
Silver Standard Mexico S.A. de C.V.	Mexico	100%	San Agustin, Nazas and others
Sociedad Minera Berenguela S.A.	Peru	100%	Berenguela
Reliant Ventures S.A.C.	Peru	100%	San Luis
Candelaria Mining Company	USA (Delaware)	100%	Candelaria
Mina Pirquitas, Inc.	USA (Delaware)	100%	Pirquitas
Maverick Silver Inc.	USA (Nevada)	100%	Maverick Springs

25. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital items during the year ended December 31, 2011 and 2010 are as follows:

	2011 **$**	2010 $
Trade and other receivables	**19,831**	(20,245)
Other financial assets	**–**	(201)
Inventory	**(50,073)**	(26,945)
Trade and other payables	**11,728**	21,447
Taxes payable	**16,861**	–
	(1,653)	(25,944)

During the year ended December 31, 2011 and 2010 the Company conducted the following non-cash investing and financing transactions:

	2011 **$**	2010 $
Shares received for sale of mineral property	**15,133**	187,202
Fair value of marketable securities transferred to acquire non-controlling interest	**(10,522)**	–
Transfer of share-based payment reserve upon exercise of stock options	**(8,990)**	(6,956)
Promissory note received for sale of Snowfield and Brucejack properties	**–**	39,069

During the year ended December 31, 2011 and 2010 the Company made the following cash payments for interest and taxes:

	2011 **$**	2010 $
Interest paid	**6,210**	6,210
Taxes paid	**16,430**	–

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

26. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

The accounting policies set out in these consolidated financial statements have been applied for the years ended December 31, 2011 and December 31, 2010, and in the preparation of an opening IFRS statement of financial position at January 1, 2010.

In preparing its opening IFRS statement of financial position, the Company has adjusted amounts reported previously in accordance with its previous basis of accounting (Canadian GAAP). An explanation of how the transition from Canadian GAAP to IFRS has affected the Company's statement of financial position and statement of income is set out in the following tables and accompanying notes.

a) Reconciliation of equity as at:

		December 31, 2010 $	January 1, 2010 $
Total equity reported under Canadian GAAP		1,031,772	537,186
Increase (decrease) net of tax in respect of:			
Valuation of Pirquitas mine	(i)	(79,842)	(84,018)
Close down and restoration provision	(ii)	(76)	–
Share-based compensation	(iii)	(52)	–
Functional currency	(iv)	4,654	5,030
Convertible notes	(v)	(18,859)	(17,086)
Deferred tax liabilities	(vii)	(5,737)	(1,949)
Total equity reported under IFRS		931,860	439,163

b) Reconciliation of total comprehensive income for the year ended December 31, 2010:

		2010 $
Total comprehensive income as reported under Canadian GAAP		359,501
Increase (decrease) net of tax in respect of:		
Valuation of Pirquitas mine	(i)	4,176
Close down and restoration provision	(ii)	(76)
Share-based compensation	(iii)	991
Functional currency	(iv)	(373)
Convertible notes	(v)	(1,773)
Deferred tax liabilities	(vii)	(8,897)
Total comprehensive income as reported under IFRS		353,549

c) Explanations of the key differences between Canadian GAAP and IFRS giving rise to adjustments in the reconciliations

(i) Valuation of the Pirquitas mine

The Company elected under IFRS 1 to deem the fair value of the Pirquitas mine as cost at January 1, 2010 (note 2(a)). The fair value of the mine was determined to be $317,275,000 following a discounted cash flow analysis using a discount rate of 10%. The resulting adjustment between the carrying value under Canadian GAAP and the deemed cost of $84,018,000 was charged to the opening accumulated deficit.

In addition to the adjustment to the carrying value of the Pirquitas mine additional adjustments following the transition to IFRS were recorded. These relate to the close down and restoration provision (note 26 (c)(ii)), capitalized interest (note 26(c)(vi)) and deferred tax liabilities (note 26(c)(vii)). The impacts of these adjustments on the carrying value of the Pirquitas mine at January 1, 2010 are detailed below:

		Transition to IFRS adjustment				
	Canadian GAAP January 1, 2010 $	Fair value as deemed cost of Pirquitas $	Close down and restoration provision (ii) $	Capitalised borrowing costs (vi) $	Deferred taxes (vii) $	IFRS January 1, 2010 $
Producing properties	180,018	(84,018)	313	797	(20,262)	76,848
Construction in progress	8,015	–	–	–	–	8,015
Mining equipment	12,478	–	–	–	–	12,478
Plant and equipment	219,305	–	407	–	–	219,712
Other	222	–	–	–	–	222
Total	420,038	(84,018)	720	797	(20,262)	317,275

The lower carrying value of the producing property balance under IFRS also impacts the periodic depletion expense charged. Depletion is charged using the percentage of completion method based on the tonnage of ore mined as a ratio to the total ore expected to be mined over the life of the mine. The lower cost base of the asset reduced cost of sales by $4,176,000 for the year ended December 31, 2010.

(ii) Close down and restoration provision

Under Canadian GAAP asset retirement obligations for close down and decommissioning costs are measured at the initial date of recognition using a discounted cash flow analysis with the Company's credit-adjusted risk free interest rate. The liability (and corresponding asset) is only re-measured in the event of changes in the amount or timing of cash flows required to settle the obligation.

IFRS (IAS 37) requires initial measurement of the obligation using a pre-tax discount rate that reflects the risk associated with the liability; furthermore the liability is required to be re-measured at each reporting date.

As described in note 2(a), the Company elected to use the IFRS 1 transition exemption from full retrospective adjustment that would have been required under IFRIC 1. The Company re-measured the liability at the date of transition to IFRS and recorded an adjustment of $810,000 to the carrying value of the liability and to the carrying value of the corresponding property, plant and equipment asset, of which $720,000 related to Pirquitas.

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

For the year ended December 31, 2010 the Company recorded an adjustment of $713,000 to the carrying value of the liability and related mineral property asset, with a $76,000 impact on earnings.

(iii) Share-based payments

The Company's accounting policy for share-based payments under Canadian GAAP was broadly consistent with the requirements of IFRS, however, under IFRS 2 the Company is required to make adjustments to the compensation expense recorded for estimates of non-market vesting conditions, such as stock options that are not expected to vest i.e. forfeited. The initial estimation of non-market vesting conditions is not mandatory under Canadian GAAP. As a result the Company's accounting policy choice was to make adjustments only when events occurred so that non-market vesting conditions were not met, such as when stock options were forfeited. The Company elected to apply the IFRS 1 transition exemption (note 2(a)), whereby adjustments were only required to be made to stock options that had been granted after November 7, 2002 and had not vested at the date of transition to IFRS.

The Company estimated the amount of stock options that would not vest by using historical data, the resulting impact at January 1, 2010 was insignificant but for the year ended December 31, 2010 the impact was a reduction to stock based compensation of $1,046,000, of which $991,000 was credited to the statement of income and the balance of $52,000 to property, plant and equipment.

(iv) Functional currency and cumulative translation adjustment account

Under Canadian GAAP the Company determines whether a subsidiary is an integrated operation or a self-sustaining entity which determines the method of translation into the presentation currency of the Group. IFRS requires that an entity determine the functional currency of each subsidiary individually, prior to consolidation into the Group's presentation currency.

The Company determined that three subsidiaries had a functional currency other than the US dollar, which under Canadian GAAP had been classified as being integrated operations. Those subsidiaries under Canadian GAAP were consolidated using the temporal method (i.e. monetary assets and liabilities translated at the current rate and non-monetary assets and liabilities at historic exchange rates with gains or losses being charged to income), whereas under IFRS those entities with non US dollar functional currencies are translated into US dollars using the current rate method (whereby all assets and liabilities are translated using the reporting date exchange rates with any gains or losses being recorded in equity).

The net impact was an increase in mineral properties of $5,030,000, offset by a charge to currency translation adjustment ("CTA"). The Company also elected to take the IFRS 1 exemption to deem cumulative translation adjustments to be zero at the date of transition to IFRS. Hence all existing CTA balances and the impact of the above adjustments as of January 1, 2010 were recorded against the opening accumulated deficit.

For the year ended December 31, 2010 the impact was a reduction of the mineral properties of $373,000, with an equal and opposite effect on total comprehensive income.

(v) Convertible notes

As discussed in note 14, the Company issued $138,000,000 of convertible notes ("Notes") in 2008. Under Canadian GAAP the Company accounted for the Notes as a split instrument allocating the value of the notes between the debt and equity components. The debt was valued using a discounted cash flow model, with the residual balance being allocated to equity. At initial recognition the transaction costs were allocated to the debt and equity components pro rata. The debt portion was designated as an 'other financial liability', those transaction costs allocated to the debt were expensed, and those allocated to equity were treated as a reduction of the value of the equity component. Subsequently, the difference in carrying value of the debt and its final redemption amount is recognized as accretion expense in the statement of income over the period to maturity using the effective interest rate method.

There are two GAAP differences in relation to this instrument. Firstly, under Canadian GAAP the conversion feature is considered to be an equity instrument, but under IFRS it is considered as an embedded derivative liability due to the fact that if the holder elects to exercise their conversion option, the instrument can be cash-settled at the option of the Company. Secondly, under Canadian GAAP the debt component of the instrument was designated as an 'other financial liability', and it was similarly designated under IFRS. However, under IFRS, transaction costs relating to an instrument that is designated as an 'other financial liability' must be netted against the carrying value of the instrument, whereas under Canadian GAAP the Company made an accounting policy election to expense those costs.

At initial recognition under IFRS, similar to Canadian GAAP, the fair value of the debt component and conversion option were estimated but under IFRS the conversion option was recognized as a derivative liability. Transaction costs incurred were allocated pro rata to the two components, again consistent with Canadian GAAP. For IFRS the debt has been designated as an 'other liability', which means that the instrument is recorded at amortized cost, net of transaction costs. Subsequently, the accounting is the same as Canadian GAAP whereby the instrument is accreted over an expected life of 5 years using the effective interest method.

The accretion expense each reporting period under IFRS is greater than under Canadian GAAP due to the lower value attributed to the debt portion upon initial recognition, due to the fact that transaction costs are netted against the carrying value of the debt. Differences in accretion expense have been charged to the opening accumulated deficit at the date of transition. Also a proportion of the accretion was capitalized to the Pirquitas mineral property asset and as such the amount capitalized under IFRS differs from that under Canadian GAAP (note 26(c)(vi)).

Under IFRS the derivative liability is recognized as FVTPL so all transaction costs were expensed and the instrument is re-measured at each reporting period using a binomial tree approach. The following assumptions were used to obtain the valuation:

	December 31, 2010	January 1, 2010	February 27, 2008
Expected dividend yield (%)	0.0	0.0	0.0
Average risk-free interest rate (%)	4.13	4.58	4.62
Expected life (years)	17.25	18.25	20.0
Expected volatility (%)	57.5	60.0	60.0
Implied yield on straight debt (%)	11.39	12.6	11.85

(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

The following table illustrates the differences in the carrying values of the debt and conversion option:

	Canadian GAAP Carrying value Inception $	IFRS Carrying value Inception $	Canadian GAAP Carrying value January 1, 2010 $	IFRS Carrying value January 1, 2010 $	Canadian GAAP Carrying value December 31, 2010 $	IFRS Carrying value December 31, 2010 $
Statement of financial position						
Convertible notes – current	–	–	(2,076)	(2,076)	(2,076)	(2,076)
Convertible notes – long term	(99,144)	(95,371)	(110,739)	(107,895)	(118,203)	(116,125)
Derivative liability	–	(38,856)	–	(20,728)	–	(21,735)
Equity component of convertible notes	(37,383)	–	(37,383)	–	(37,383)	–
Property, plant and equipment[(i)]	–	–	–	797	–	–
Accumulated deficit	3,773	1,473	7,592	(12,705)	–	–
Statement of income						
Interest expense	–	–	–	–	6,210	6,210
Interest accretion	–	–	–	–	7,531	8,230
Unrealized (gain) or loss on derivative instruments	–	–	–	–	–	1,007

(i) Impact of capitalized interest on property, plant and equipment (see note 26(c)(vi))

(vi) Borrowing costs

The Company's accounting policy for capitalising borrowing costs during the construction of the Pirquitas mine was unchanged between Canadian GAAP and IFRS. However, owing to the change in accounting methodology for the Notes described in note 26(c)(v) above a greater amount of accretion expense was available for capitalisation. The Company retrospectively adjusted the accretion expense capitalized to mineral properties.

The impact was an increase in the mineral property asset of $797,000 at the date of transition to IFRS. Construction was completed prior to the transition to IFRS so there are no further GAAP differences recorded.

(vii) Deferred income tax

Under Canadian GAAP deferred tax liabilities were calculated following the acquisition of various mineral property assets. IFRS does not allow the recognition of deferred tax liabilities for temporary differences that arise in a transaction other than a business combination that at the time of the transaction affects neither the taxable nor accounting profit or loss. As a result deferred tax liabilities recognized on asset acquisitions under Canadian GAAP have been derecognized under IFRS and credited to the opening accumulated deficit.

Non-monetary assets and liabilities of an entity are measured in its functional currency. If an entity's taxable income or loss is determined in a different currency, changes in exchange rate will give rise to a temporary difference that results in a deferred tax asset or liability under IAS 12. Effectively, the carrying value of the non-monetary asset/liability (as measured in the functional currency based on historical exchange rates) is translated from the functional currency to the local currency at the current rate and compared to the tax value in the local currency. The resulting temporary difference (measured in the local currency) is multiplied by the appropriate tax rate to arrive at the deferred tax balance in the local currency. This deferred tax balance is then translated into the functional currency at the current rate and charged/credited to profit or loss.

The above result is different from Canadian GAAP which prohibits the recognition of deferred taxes for temporary differences caused by exchange gains and losses related to foreign non-monetary assets and liabilities that are remeasured into the functional currency using historical exchange rates.

The result of these differences was a reduction of $35,596,000 in the deferred tax liabilities recognized on the date of transition to IFRS, reflected in aggregate credits to mineral properties of $36,797,000 (of which $20,262,000 related to Pirquitas), and aggregate charges to opening accumulated deficit of $1,201,000. The impact on retained earnings in the year ended December 31, 2010 was a charge of $3,354,000.

A GAAP difference also exists in respect of the treatment of the tax effects of share issuance costs. While a deferred tax asset for these costs is recognized under both standards, IFRS requires the benefit to be credited to equity regardless of the period it was recognized, while under Canadian GAAP the benefit is reflected in net income if recognized in a period subsequent to when the issuance costs were incurred. As a result, for the year ended December 31, 2010, under Canadian GAAP an income tax recovery of $5,109,000 relating to share issuance costs was credited to earnings, but under IFRS this recovery has been credited directly to share capital. The effect of this adjustment has been reflected in the reconciliation of shareholders' equity as at December 31, 2010.

The Company revised its previously published transition adjustment for deferred tax liabilities in relation to the tax basis of certain Argentine assets relating to certain foreign exchange and other adjustments. The impact was an increase in the deferred tax liability of $748,000 as at January 1, 2010 and a further increase of $5,543,000 as at December 31, 2010, with a corresponding increase to the tax expense for that year. These adjustments are not material to the previously presented financial information.

d) Adjustments to Statement of Cash Flows

The transition from Canadian GAAP to IFRS had no significant impact on cash flows generated or used by the Company.

DIRECTORS AND MANAGEMENT

BOARD OF DIRECTORS

Peter W. Tomsett
Chairman of the Board, Corporate Governance and Nominating Committee

John Smith
President and CEO

Michael A.E. Anglin
Safety and Sustainability Committee, Audit Committee, Corporate Governance and Nominating Committee Chair

John R. Brodie, FCA
Audit Committee Chair, Compensation Committee

Richard C. Campbell
Compensation Committee, Corporate Governance and Nominating Committee, Safety and Sustainability Committee Chair

Richard D. (Dick) Paterson
Audit Committee, Compensation Committee Chair, Safety and Sustainability Committee

MANAGEMENT TEAM

John Smith, MBA
President and CEO, Director

Gregory Martin, P.Eng, MBA
Senior Vice President and Chief Financial Officer

Joe Phillips, P.E.
Senior Vice President, Operations and Development

W. John DeCooman Jr., MSc
Vice President, Business Development

Ron Burk, M.Sc.Eng.
Vice President, Exploration

Andrew Sharp
Vice President, Technical Services

Tony Horton
Vice President, Safety and Risk Management

Kristen G. Riddell, LLB
Vice President, Corporate Secretary and General Counsel

David L. Smith
Vice President, Human Resources

CORPORATE INFORMATION

Head Office

Silver Standard Resources Inc.
Suite 1400
999 West Hastings Street
Vancouver, British Columbia
Canada V6C 2W2
Tel: 604-689-3846
Fax: 604-689-3847
Toll-free: 888-338-0046

www.silverstandard.com

Investor Inquiries

North America toll-free:
888-338-0046
invest@silverstandard.com

Common Share Listings

NASDAQ Global Markets: SSRI
Toronto Stock Exchange: SSO

Share Capitalization

(as at December 31, 2011)
Common shares issued: 80,745,100
Fully diluted: 82,810,929

Transfer Agent and Registrar

For questions concerning shareholdings, share certificates and address changes:

Computershare Trust Company of Canada
Tel: 514-982-7888
North America toll-free:
800-564-6253

www.computershare.com

Auditors

PricewaterhouseCoopers LLP
Vancouver, British Columbia
Canada

Design and production by TMX Equicom

SILVER
STANDARD